Filed by Double Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Double Eagle Acquisition Corp.

Commission File No.: 333-220356

As previously announced, on August 21, 2017, Double Eagle Acquisition Corp. (the “Company”) entered into a Stock Purchase Agreement with Williams Scotsman Holdings Corp., a wholly-owned subsidiary of the Company (the “Holdco Acquiror”), Algeco Scotsman Global S.à r.l. and Algeco Scotsman Holdings KFT, pursuant to which the Holdco Acquiror will, subject to the terms and conditions contained therein, acquire all of the issued and outstanding shares of common stock of Williams Scotsman International, Inc. (“Williams Scotsman”) (the transactions contemplated by the Stock Purchase Agreement, the “Business Combination”).

In connection with the Business Combination, Williams Scotsman will offer (the “private notes offering”) $300 million aggregate principal amount of senior secured notes due 2022. In a preliminary offering memorandum dated November 15, 2017 (the “Williams Scotsman Preliminary Offering Memorandum”), distributed to prospective investors in connection with the proposed private notes offering, Williams Scotsman disclosed certain information to prospective investors, which updates prior disclosures of the Company. A copy of such information, excerpted from the Williams Scotsman Preliminary Offering Memorandum, is below.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company filed a registration statement on Form S-4 (File No. 333-220356) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that is both the proxy statement distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain of the securities to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on November 7, 2017 and the definitive proxy statement/prospectus and other relevant documents were mailed to the Company’s shareholders as of October 30, 2017, the record date for the Company’s extraordinary general meeting to be held on November 16, 2017 in connection with the Business Combination. The Company’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus included in the Registration Statement as these materials contain important information about Williams Scotsman, the Company and the Business Combination. Shareholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Morrow Sodali LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902, or by phone at (800) 662-5200 or email at DoubleEagle.info@morrowsodali.com.

Participants in the Solicitation

The Company and Williams Scotsman and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s definitive proxy statement/prospectus included in the Registration Statement, which is available free of charge from the sources indicated above.

Cautionary Notice Regarding Forward Looking Statements

This filing contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements,” particularly those statements concerning expectations regarding the use of proceeds from the offering. A number of risks and uncertainties could cause the Company and Williams Scotsman’s actual results to differ materially from current projections, forecasts, estimates and expectations relating to the Company, Williams Scotsman and the business combination. Any or all of these forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond the Company’s and Williams Scotsman’s control.

About Double Eagle Acquisition Corp.

The Company is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. The Company began trading on Nasdaq in September 2015 and its Class A ordinary shares, units and warrants trade under the ticker symbols EAGL, EAGLU and EAGLW, respectively. The Company is the third Nasdaq-listed special purpose acquisition company sponsored by Jeff Sagansky, CEO, and Harry E. Sloan, founding investor.

About Williams Scotsman International, Inc.

Headquartered in the historic Fells Point area of Baltimore, MD, Williams Scotsman is a specialty rental services market leader providing innovative modular space and portable storage solutions across North America. Williams Scotsman is the modular space supplier of choice for the construction, education, healthcare, government, retail, commercial, transportation, security and energy sectors. With over half a century of innovative history, organic growth and strategic acquisitions, its branch network includes over 90 locations, its fleet is comprised of 76,000 modular space and portable storage units and its customer base has grown to more than 25,000.

Disclaimer

This filing shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Excerpts from “Summary—Our Company”

As of September 30, 2017, our modular space and portable storage lease fleet consists of over 34 million square feet of relocatable space, comprised of approximately 75,000 units.

The following charts illustrate the breakdown of our fleet’s net book value between the various modular space product types, portable storage, and VAPS as of September 30, 2017, and our Adjusted Gross Profit (gross profit excluding depreciation of rental equipment) breakdown between our core leasing and services business and our sales business, a breakdown of customer concentration, as well as our revenue mix by end-market, each for the year ended December 31, 2016. For additional information about Adjusted Gross Profit and a reconciliation to the nearest comparable GAAP measure, see footnote 14 in the section entitled “Summary Historical and Pro Forma Condensed Financial Information.”

Fleet Breakdown by Net Book Value	Adjusted Gross Profit Breakdown

Customer Diversification	Revenue Mix by End Market

Excerpt from “Summary—Products and Services”

Leasing, delivery and installation of modular space and portable storage units generated 90% and 92% of our Adjusted Gross Profit and sales of new and used modular units represented 10% and 8% of Adjusted Gross Profit during the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively. In 2016 and the nine months ended September 30, 2017, the average purchase price for new modular space units (excluding storage products) was approximately $16,000 and $24,000, respectively.

Excerpt from “Summary—Products and Services—VAPS”

For the nine months ended September 30, 2017, approximately 19% of our modular leasing revenue was derived from VAPS, an increase from approximately 17% for the year ended December 31, 2016, which was an increase from approximately 15% for the year ended December 31, 2015.

Excerpt from “Summary—Customers—Commercial/Industrial”

Customers in commercial/industrial end-markets accounted for approximately 38% and 39% of our revenue for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

Excerpt from “Summary—Customers—Construction and Infrastructure”

Customers in construction and infrastructure end-markets accounted for approximately 37% and 39% of our revenue for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

Excerpt from “Summary—Customers—Education”

Customers in education end-markets accounted for approximately 10% and 9% of our revenue for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

Excerpt from “Summary—Customers—Energy and Natural Resources”

Customers in energy and natural resource end markets accounted for approximately 11% and 9% of our revenue for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

Excerpt from “Summary—Customers—Government”

Customers in government end-markets accounted for approximately 3% and 3% of our revenue for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

Excerpt from “Summary—Competitive Strengths—Long Life Fleet and Effective Fleet Management”

We have made significant investments in our lease fleet, which consists of approximately 75,000 units with a gross book value of approximately $1.2 billion as of September 30, 2017. The average age of our fleet is approximately 14.6 years, while the economic life of our rental equipment can exceed 20 years. We believe that we employ a unique and capital-efficient approach to fleet refurbishment, allowing us to extend the economic life of our assets. As a result, as of September 30, 2017, more than 40% of our modular space fleet had received a significant refurbishment and 20% of our modular space units on rent were assets in excess of 20 years of age.

SUMMARY HISTORICAL AND PRO FORMA CONDENSED FINANCIAL INFORMATION

The following tables set forth certain summary historical and pro forma condensed financial information as of and for the periods indicated. We derived the summary historical consolidated financial information for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2014, 2015 and 2016 from the audited consolidated financial statements of WSII included elsewhere in this offering memorandum. We derived the summary historical consolidated financial information for the nine months ended September 30, 2016 and 2017 from WSII’s unaudited interim consolidated financial statements included elsewhere in this offering memorandum. The summary historical consolidated financial information for the twelve months ended September 30, 2017 was calculated as the historical consolidated financial statements for the year ended December 31, 2016 plus the historical consolidated financial statements for the nine months ended September 30, 2017, less the historical consolidated financial statements for the nine months ended September 30, 2016.

The summary pro forma condensed financial information presented below has been calculated based on the more detailed unaudited pro forma condensed financial information of WSII appearing elsewhere in this offering memorandum and the accompanying notes thereto. The following summary pro forma condensed financial information give effect to the Carve-Out Transaction, the Business Combination, the Equity Investment, our entry into the ABL Facility, the Notes offered hereby and the use of proceeds of this offering described in the section entitled “Unaudited Pro Forma Condensed Financial Information.” The Business Combination will be accounted for similarly to a capital infusion as the only pre-combination asset of Double Eagle is cash held in its trust account. The selected unaudited pro forma condensed balance sheet data as of September 30, 2017 gives effect to the Carve-Out Transaction, the Business Combination and financing activities described above as if they had occurred on September 30, 2017. The selected unaudited pro forma condensed statement of operations data for the last twelve months ended September 30, 2017 give effect to the Carve-Out Transaction, the Business Combination and the financing activities described above as if they had occurred on October 1, 2016.

The summary pro forma condensed financial information is presented for information purposes only, is based on currently available information and is not necessarily indicative of WSII’s or our financial position or results of operations that would have occurred had the Transactions taken place on the applicable dates, nor are they necessarily indicative of our future results.

The summary historical and pro forma condensed financial information set forth below should be read in conjunction with “Pro Forma Financial Information,” “Financial Information,” “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Information of WSII,” “Unaudited Pro Forma Condensed Financial Information,” “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements of WSII and the notes related thereto, each of which is included elsewhere in this offering memorandum.

	Year Ended December 31,			Nine Months Ended September 30,		Pro Forma LTM
	2014	2015	2016	2016	2017	September 30, 2017
	(in thousands, except for Other Operating Data)
Consolidated Statements of Net Loss:
Revenue:
Leasing and services revenue:
Modular leasing	$308,888	$300,212	$283,550	$214,426	$217,261	$286,854
Modular delivery and installation	83,364	83,103	81,892	63,637	66,580	84,991
Remote accommodations	139,468	181,692	149,467	122,363	95,332	—
Sales:
New units	87,874	54,359	39,228	28,902	24,491	34,817
Rental units	24,825	15,661	21,942	16,592	18,750	22,801
Total revenue	644,419	635,027	576,079	445,920	422,414	429,463
Cost of revenues, excluding depreciation on rental equipment	305,974	285,028	240,583	184,011	195,811	199,370
Depreciation on rental equipment	89,597	108,024	105,281	80,586	71,398	71,587
Cost of revenues	395,571	393,052	345,864	264,597	267,209	270,957
Gross profit	248,848	241,975	230,215	181,323	155,205	158,506
Selling, general and administrative expense	161,966	152,452	152,976	113,883	110,348	137,469
Other depreciation and amortization	32,821	28,868	14,048	10,617	9,499	7,912
Impairment losses on goodwill (1)	—	115,940	5,532	—	—	5,532
Impairment losses on intangibles (2)	—	2,900	—	—	—	—
Impairment losses on rental equipment (3)	2,849	—	—	—	—	—
Restructuring costs (4)	681	9,185	2,810	2,019	3,697	2,915
Currency losses (gains), net	17,557	12,122	13,098	5,803	(12,875)	450
Change in fair value of contingent consideration (5)	48,515	(50,500)	(4,581)	(4,581)	—	—
Other expense, net (6)	1,002	1,160	1,437	479	1,602	1,475
Operating (loss) income	(16,543)	(30,152)	44,895	53,103	42,934	2,753
Interest income	(9,529)	(9,778)	(10,228)	(7,660)	(9,752)	—
Interest expense	92,446	92,817	97,017	71,922	86,748	37,063
Loss on extinguishment of debt (7)	2,324	—	—	—	—	—
Loss before income tax	(101,784)	(113,191)	(41,894)	(11,159)	(34,062)	(34,310)
Income tax benefit	(13,177)	(41,604)	(10,958)	(5,506)	(9,630)	(5,938)
Net loss	$(88,607)	$(71,587)	$(30,936)	$(5,653)	$(24,432)	$(28,373)
Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$6,279	$9,302	$6,162	$10,054	$10,816	$130,261
Total assets	$1,918,497	$1,785,713	$1,699,450	$1,731,241	$1,831,350	$1,338,581
Total debt (8)	$656,767	$720,804	$685,436	$680,326	$712,173	$508,862
Total liabilities	$1,767,128	$1,730,363	$1,676,319	$1,679,126	$1,823,737	$782,345
Total equity	$151,369	$55,350	$23,131	$52,115	$7,613	$556,236
Rental equipment, net	$1,039,373	$1,052,863	$1,004,517	$1,015,701	$1,013,863	$833,314
Other Operating Data:
Modular space units on rent (average during the period)	42,523	41,854	40,800	40,929	40,690	40,661
Average modular space utilization rate (9)	68.6%	69.2%	69.1%	69.1%	69.8%	69.7%
Average modular space monthly rental rate (10)	$553	$546	$524	$529	$530	$525
Portable storage units on rent (average during the period)	15,086	14,670	13,782	13,663	12,591	12,975
Average portable storage utilization rate (9)	80.0%	79.8%	77.0%	76.2%	71.4%	73.4%
Average portable storage monthly rental rate (10)	$107	$109	$111	$111	$114	$114
Other Financial Data:
EBITDA (11)	$103,551	$106,740	$164,224	$144,306	$123,831	$82,252
Adjusted EBITDA (11)	$181,421	$204,291	$190,952	$155,987	$122,083	$99,262
Pro Forma Williams Scotsman Adjusted EBITDA (12)						$114,064
Run Rate Adjusted EBITDA (13)	n/a	n/a	n/a	n/a	n/a	$126,140
Adjusted Gross Profit (14)	$338,445	$349,999	$335,496	$261,909	$226,603	$230,093
Net Capital Expenditures for Rental Equipment (15)	$(83,420)	$(161,311)	$(42,434)	$(26,240)	$(63,526)	$(71,288)
Depreciation and amortization	$122,418	$136,892	$119,329	$91,203	$80,897	$79,499

(1)                                 Represents non-cash impairment charges recognized in connection with our annual goodwill impairment test. The 2016 charge is associated with Mexico, which is included in the Modular—Other North America segment. The 2015 charge is associated with the Remote Accommodations segment. See Note 7 in our audited consolidated financial statements included elsewhere in this offering memorandum.

(2)                                 The 2015 impairment charge on intangibles represents a non-cash impairment charge related to the trade name used by WSII’s Remote Accommodations segment.

(3)                                 The 2014 charge on rental equipment represents a non-cash impairment charge on specific unit types in the Modular—Other North America segment due to declining customer demand for these units

(4)                                 Represents restructuring costs recognized and reflected in our financial statements. The restructuring charges relate primarily to employee and facility termination costs. See Note 15 to our audited consolidated financial statements and Note 10 to our unaudited interim consolidated financial statements included elsewhere in this offering memorandum.

(5)                                 Change in Fair Value of Contingent Consideration represents the change in the fair value of the contingent liability of the earnout agreement associated with WSII’s acquisition of Target Logistics in February 2013. As more fully disclosed in Note 14 of WSII’s consolidated financial statements, the earnout agreement provides the former owners of Target Logistics with the opportunity to earn additional consideration (the “Earnout”) dependent on the cumulative value creation to be achieved over the years between acquisition and an exit event. Target Logistics will not be included in WSII on a go-forward basis.

(6)                                 Other expense, net primarily consists of the gain or (loss) on disposal of other property, plant and equipment and other financing related costs.

(7)                                 The 2014 loss on extinguishment of debt related to the repayment of certain financing in conjunction with amending the Algeco Group’s revolving credit facility.

(8)                                 Total debt as presented for all periods excludes notes due to affiliates, which will be repaid or otherwise settled as part of the Business Combination and Carve-Out Transaction.

(9)                                 Represents the utilization rate of WSII’s units calculated as the ratio of (i) the average number of units in use during the period (which includes units from the time they are leased to a customer until the time they are returned to WSII) to (ii) the total average number of units available for lease in WSII’s modular fleet during the period.

(10)                          WSII’s average monthly rental rate per unit for a period is equal to the ratio of (i) its rental income for that period including VAPS but excluding delivery and installation services, to (ii) the average number of modular lease units rented with its customers during that period.

(11)                          EBITDA is defined as net income (loss) plus interest (income) expense, income tax expense (benefit), depreciation and amortization. Adjusted EBITDA is calculated in accordance with WSII’s ABL Revolver, as amended, and the Algeco Group’s Senior Secured Notes. Adjusted EBITDA reflects the following further adjustments to EBITDA to exclude certain non-cash items and the effect of what WSII considers transactions or events not related to its core business operations:

•                  Currency losses, net: on monetary assets and liabilities denominated in foreign currencies other than the subsidiaries’ functional currency. Substantially all such currency gains (losses) are unrealized and attributable to financings due to and from affiliated companies.

•                  Change in fair value of contingent consideration related to non-cash changes in fair value of an acquisition related earnout agreement.

•                  Goodwill and other impairment charges related to non-cash costs associated with impairment charges to goodwill, other intangibles, rental fleet and property, plant and equipment.

•                  Restructuring costs are associated with restructuring plans designed to streamline operations and reduce costs.

•                  Other expense includes consulting expenses related to certain one-time projects, financing costs not classified as interest expense, gains and losses on disposals of property, plant, and equipment, and non-cash charges for WSII’s share-based compensation plans.

For further information about WSII’s non-GAAP financial measures, including the limitations of such non-GAAP financial measures as an analytical tool, see “Non-GAAP Financial Measures.”

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for net income (loss), cash flow from operations or other methods of analyzing our results as reported under GAAP. Some of these limitations are:

•                  EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•                  EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•                  EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•                  EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•                  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•                  other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations. Pro Forma Williams Scotsman Adjusted EBITDA reflects adjustments for anticipated go-forward stand-alone public company costs, and is calculated by Adjusted EBITDA to add back certain Algeco Group corporate selling, general and administrative expenses and subtracting estimated public company costs expected to be incurred annually. Management considers these adjustments necessary to reflect our expected selling, general and administrative expenses for Williams Scotsman to operate as a standalone public company. Run Rate Adjusted EBITDA reflects the Adjusted EBITDA over a forward-looking twelve month period assuming current rental rates, volumes, and selling general and administrative expenses as of September 30, 2017. Run Rate Adjusted EBITDA is calculated by adjusting Pro Forma Williams Scotsman Adjusted EBITDA to reflect (a) current average units on rent, (b) average current rental rates, and (c) run rates on selling, general and administrative expenses. This calculation reflects the variance in modular and portable space volume and related rates in the three months ended September 30, 2017 as compared to the LTM period ended September 30, 2017. You should not view Run Rate Adjusted EBITDA as a projection of our future results.

The following table provides an unaudited reconciliation of Net loss to EBITDA and Adjusted EBITDA on a historical and a pro forma basis, as well as a reconciliation to Pro Forma Williams Scotsman Adjusted EBITDA and Run Rate Adjusted EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,		Pro Forma LTM
	2014	2015	2016	2016	2017	September 30, 2017
	(in thousands)
Net loss	$(88,607)	$(71,587)	$(30,936)	$(5,653)	$(24,432)	$(28,373)
Income tax benefit	(13,177)	(41,604)	(10,958)	(5,506)	(9,630)	(5,938)
Interest expense, net	82,917	83,039	86,789	64,262	76,996	37,063
Depreciation & amortization	122,418	136,892	119,329	91,203	80,897	79,499
EBITDA	103,551	106,740	164,224	144,306	123,831	82,252
Currency losses (gains), net	17,557	12,122	13,098	5,803	(12,875)	450
Change in fair value of contingent considerations	48,515	(50,500)	(4,581)	(4,581)	—	—
Goodwill and other impairment charges	2,849	118,840	5,532	—	—	5,532
Restructuring costs	681	9,185	2,810	2,019	3,697	2,915
Loss on extinguishment of debt	2,324	—	—	—	—	—
Other Expense (a)	$5,944	$7,904	$9,869	$8,440	$7,430	$8,114
Adjusted EBITDA	$181,421	$204,291	$190,952	$155,987	$122,083	$99,263
Algeco Group corporate costs (12)						18,720
Incremental annualized public company costs (12)						(3,918)
Pro Forma Williams Scotsman Adjusted EBITDA (12)						$114,065
Run Rate Adjustments
Modular—US product rate and volume run rate (13)						10,524
Modular—Other North America product rate and volume run rate (13)						2,376
Selling, general and administrative expense run rate (13)						(814)
Run Rate Adjusted EBITDA (13)						$126,151

(a)                                 Represents primarily acquisition-related costs such as advisory, legal, valuation and other professional fees in connection with actual or potential business combinations, which are expensed as incurred, but do not reflect ongoing costs of the business.

(12)                          Pro Forma Williams Scotsman Adjusted EBITDA reflects adjustments for anticipated go-forward stand-alone public company costs, and is calculated by (1) adding back $18.7 million of Algeco Group corporate selling, general and administrative expenses in the LTM period as of September 30, 2017 which will not be part of our ongoing costs to Pro Forma Adjusted EBITDA, and (2) subtracting $3.9 million of estimated public company costs expected to be incurred annually that had not been incurred in the LTM period as of September 30, 2017. Management considers these adjustments necessary to reflect our expected selling, general and administrative expenses for Williams Scotsman to operate as a standalone public company. See reconciliation of Operating profit (loss) to Pro Forma Williams Scotsman Adjusted EBITDA in footnote (11).

(13)                          Run Rate Adjusted EBITDA reflects the Adjusted EBITDA over a forward-looking twelve month period assuming current rates, volumes, and selling general and administrative expenses. For the three months ended September 30, 2017, Run Rate Adjusted EBITDA is calculated by adjusting Pro Forma Williams Scotsman Adjusted EBITDA to reflect (a) current average units on rent, (b) average rental rates, and (c) run rates on selling, general and administrative expenses. These adjustments were calculated by comparing the results from the three months ended September 30, 2017 to the results for the LTM period ended September 30, 2017. See reconciliation of Operating profit (loss) to Run Rate Adjusted EBITDA above in footnote (11).

The following table provides an unaudited calculation of Run Rate Adjusted EBITDA:

	Modular—US			Modular—Other North America
	September 30, 2017			September 30, 2017
Run Rate Adjusted EBITDA	LTM	Three Months Ended	Variance	LTM	Three Months Ended	Variance
Other Operating Data:
Modular space units on rent (average during the period)	35,660	36,183	523	5,001	5,282	281
Average modular space monthly rental rate(10)	$524.61	$542.35	$17.74	$526.55	$535.73	$9.18
Portable storage units on rent (average during the period)	12,622	11,894	(728)	353	347	(6)
Average portable storage monthly rental rate(10)	$113.63	$117.18	$3.55	$116.25	$123.31	$7.06

Unit On Rent Run Rate Impact:	Volume Var	Rate	Run Rate Adj (in thousands)	Volume Var	Rate	Run Rate Adj (in thousands)
Modular space volume run rate variance	523	$542.35	$284	281	$535.73	$151
Portable storage volume run rate variance	(728)	$117.18	$(85)	(6)	$123.31	$(1)
Monthly volume run rate variance			$199			$150
			x12 Months			x12 Months
Annualized volume run rate variance			$2,388			$1,800

Average Monthly Rental Rate Run Rate Impact:	Rate Var	Volume	Run Rate Adj (in thousands)	Rate Var	Volume	Run Rate Adj (in thousands)
Average modular space monthly rental rate variance	$17.74	35,660	$633	$9.18	5,001	$46
Average portable storage monthly rental rate variance	$3.55	12,622	$45	$7.06	353	$2
Monthly rate run rate variance			$678			$48
			x12 Months			x12 Months
Annualized rate run rate variance			$8,136			$576
Total annualized rate and volume run rate adjustments			$10,524			$2,376

	Williams Scotsman			Corporate & other (Algeco Group corporate costs)
	September 30, 2017			Six Months Ended	Nine Months Ended		Twelve Months Ended
Selling, General and Administrative Expense Run Rate Impact:	LTM	Three Months Ended	Variance	June 30, 2017	September 30, 2016	September 30, 2017	December 31, 2016
	(in thousands)
Selling, general and administrative expense (“SG&A”)	$137,469	$36,097		$8,009	$19,478	$15,653	$29,178
Less: Algeco Group corporate costs	(25,353)	(7,644)
Less: Actual public company costs incurred	$(294)	$(294)
Stand-alone SG&A actuals excluding public company costs	$111,822	$28,159
Annualized stand-alone SG&A actuals excluding public company costs	$111,822	$112,636	$(814)
Total annualized selling, general and administrative expense run rate adjustments			$(814)
Total run rate adjustments			$12,086

(14)         Adjusted Gross Profit is defined as gross profit plus depreciation on rental equipment. Adjusted Gross Profit is not a measurement of our financial performance under GAAP and should not be considered as an alternative to gross profit or other performance measure derived in accordance with GAAP. In addition, our measurement of Adjusted Gross Profit may not be comparable to similarly titled measures of other companies. Management believes that the presentation of Adjusted Gross Profit in this offering memorandum provides useful information to investors regarding our results of operations because it assists in analyzing the performance of our business. The following table provides an unaudited reconciliation of gross profit to Adjusted Gross Profit on a historical and a pro forma basis:

	Year Ended December 31,			Nine Months Ended September 30,		Pro Forma LTM
	2014	2015	2016	2016	2017	September 30, 2017
	(in thousands, except for Other Operating Data)
Gross profit	$248,848	$241,975	$230,215	$181,323	$155,205	$158,506
Depreciation on rental equipment	89,597	108,024	105,281	80,586	71,398	71,587
Adjusted Gross Profit	$338,445	$349,999	$335,496	$261,909	$226,603	$230,093

(15)                          Net Capital Expenditures for Rental Equipment is defined as capital expenditures for purchases of rental equipment, reduced by proceeds from the sale of rental equipment. Management believes that the presentation of Net Capital Expenditures for Rental Equipment in this offering memorandum provides useful information to investors regarding the net capital invested into our rental fleet each year to assist in analyzing the performance of our business. The following table provides an unaudited reconciliation of Gross Capital Expenditures for Purchases of Rental Equipment to Net Capital Expenditures for Rental Equipment:

	Year Ended December 31,			Nine Months Ended September 30,		Pro Forma LTM
	2014	2015	2016	2016	2017	September 30, 2017
	(in thousands, except for Other Operating Data)
Purchase of rental equipment	$(108,245)	$(176,972)	$(69,070)	$(47,526)	$(82,276)	$(93,866)
Proceeds from sale of rental equipment	24,825	15,661	26,636	21,286	18,750	22,578
Net Capital Expenditures for Rental Equipment	$(83,420)	$(161,311)	$(42,434)	$(26,240)	$(63,526)	$(71,288)

Summary Pro Forma Financial Information:	Pro Forma LTM September 30, 2017
(in thousands, except for ratios)
Total senior secured debt excluding deferred financing fees(16)	$490,000
Net senior secured debt excluding deferred financing fees(16)	$359,739
Ratio of total senior secured debt to Run Rate Adjusted EBITDA(17)	3.9x
Ratio of net total senior secured debt to Run Rate Adjusted EBITDA(17)	2.9x

(16)                          Total senior secured debt of $490 million as presented excludes deferred financing fees which reduces debt by $20 million and also excludes other financing obligations of $38.9 million. Total debt for the pro forma LTM September 30, 2017 was $508.9, calculated after giving effect to the Carve-Out the Transactions. Net senior secured debt of $359.7 million is net of pro forma cash and cash equivalents of $130.3 million at September 30, 2017.

(17)                          The ratio of total senior secured debt or net total senior secured debt (total senior secured debt less pro forma cash and cash equivalents) to pro forma Run Rate Adjusted EBITDA is determined by dividing pro forma total senior secured debt or pro forma net senior secured debt by Run Rate Adjusted EBITDA.

The following table provides unaudited additional operating data on modular space products for the Modular—US and the Modular—Other North America segments on an historical basis:

Selected Quarterly Segment Operating Data

	Q1	Q2	Q3	Q4
Modular—US
Quarterly Results for the Year Ended December 31, 2017
Modular space units on rent (average during the period)	35,074	35,780	36,183
Average modular space utilization rate	72.3%	73.8%	74.7%
Average modular space monthly rental rate	$513	$535	$542
Quarterly Results for the Year Ended December 31, 2016
Modular space units on rent (average during the period)	35,245	35,205	35,552	35,602
Average modular space utilization rate	70.8%	71.5%	72.7%	73.1%
Average modular space monthly rental rate	$490	$497	$502	$508
Quarterly Results for the Year Ended December 31, 2015
Modular space units on rent (average during the period)	34,356	34,863	35,568	35,819
Average modular space utilization rate	67.0%	68.7%	71.7%	71.8%
Average modular space monthly rental rate	$459	$479	$480	$485

	Q1	Q2	Q3	Q4
Modular—Other North America
Quarterly Results for the Year Ended December 31, 2017
Modular space units on rent (average during the period)	4,813	4,900	5,282
Average modular space utilization rate	48.9%	50.0%	54.1%
Average modular space monthly rental rate	$530	$534	$536
Quarterly Results for the Year Ended December 31, 2016
Modular space units on rent (average during the period)	5,844	5,642	5,287	4,972
Average modular space utilization rate	58.5%	56.9%	53.5%	50.4%
Average modular space monthly rental rate	$740	$734	$733	$510
Quarterly Results for the Year Ended December 31, 2015
Modular space units on rent (average during the period)	7,012	6,846	6,693	6,341
Average modular space utilization rate	69.5%	67.8%	66.4%	63.3%
Average modular space monthly rental rate	$1,019	$970	$851	$806

Excerpt from “Risk Factors—Risks Relating to Our Business—WSII’s operations are and our operations will be exposed to operational, economic, political and regulatory risks.”

As of September 30, 2017, WSII operated in the United States, Canada and Mexico. For the nine months ended September 30, 2017, approximately 92.0%, 5.7%, and 2.3%, respectively, of WSII’s revenue was generated in the United States, Canada and Mexico, respectively.

Excerpt from “Risk Factors—Risks Relating to Our Business—Our ability to use our net operating loss carryforwards and other tax attributes may be limited.”

As of December 31, 2016, on a pro forma basis, after giving effect to the Carve-Out Transaction, we had U.S. net operating loss (“NOL”) carryforwards of approximately $76.2 million for U.S. federal income tax and state tax purposes available to offset future taxable income, prior to consideration of annual limitations that may be imposed under Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended (the “Code”). The U.S. NOL carryforwards begin to expire in 2029 if not utilized. In addition, we had foreign NOLs of $8.3 million as a result of our operations in Mexico. The Company’s Mexico NOL carryforwards begin to expire in 2020 if not utilized.

Excerpt from “Risk Factors—Risks Relating to Our Business—We are subject to risks associated with labor relations, labor costs and labor disruptions.”

Operations where we have collective bargaining agreements with employees accounted for approximately 2.12% of our employees as of September 30, 2017.

Excerpt from “Risk Factors—Risks Relating to Our Business—We are currently part of the Algeco Group and we have not operated as an independent company since 2007. WSII’s historical financial information is not representative of the results we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.”

•                  The assets subject to the Carve-Out Transaction accounted for 25.9% and 22.6% of WSII’s consolidated revenue for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

Excerpt from “Risk Factors—Risks Relating to Our Business—If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.”

As of September 30, 2017, we had approximately $61.2 million and $125.0 million of goodwill and other intangible assets, net, respectively, in our statement of financial position, which would represent approximately 4.6% and 9.3% of total assets, respectively.

Excerpt from “Risk Factors—Risks Relating to Our Business—Failure to close our unit sales transactions as projected could cause our actual revenue or cash flow for a particular fiscal period to differ from expectations.”

Sales of new and used modular space and portable storage units to customers represented approximately 13% of our revenue during the nine months ended September 30, 2017.

Excerpts from “Risk Factors—Risks Relating to Our Indebtedness—Our leverage may make it difficult for us to service our debt and operate our business.”

As of September 30, 2017, on a pro forma basis after giving effect to the Transactions, we would have had $528.9 million of total indebtedness, excluding deferred financing fees, consisting primarily of $190 million of borrowings under the ABL Facility, $300 million of Notes and $38.9 million of other financing obligations.

Our cash finance costs for the nine months ended September 30, 2017 would have been approximately $25.5 million on a pro forma basis after giving effect to the Transactions.

Excerpt from “Risk Factors—Risks Relating to the Notes—The Notes will effectively be subordinated to our and the ABL Guarantors indebtedness under the ABL Facility to the extent of the value of the collateral that secures the ABL Facility and the liens securing the Notes and the related guarantees will be junior to the liens securing the ABL Facility. The value of the collateral securing the Notes may not be sufficient to satisfy all of our obligations under the Notes.”

As of and for the nine months ended September 30, 2017, on a pro forma basis after giving effect to the Transactions, including entering into and borrowing under the ABL Facility, the issuance of the guarantees by the ABL Guarantors (as defined herein), the offering of the Notes and the issuance of the guarantees by the Note Guarantors and the assumed application of the estimated net proceeds therefrom, as described under “Use of Proceeds”:

•                  we and the ABL Guarantors would have had outstanding an aggregate of $190 million of indebtedness secured by a first priority lien outstanding and $402.4 million of borrowing capacity (net of $7.6 million of letters of credit) under the ABL Facility, subject to, among other things, the maintenance of a sufficient borrowing base under the ABL Facility;

•                  we and the Note Guarantors would have had an aggregate of $300 million of Notes outstanding secured by a second priority lien; and

•                  we would have had outstanding an aggregate of $38.9 million of indebtedness under capital leases and other financing obligations that do not constitute collateral securing the ABL Facility or the Notes.

Excerpt from “Risk Factors—Risks Relating to the Notes— Not all of our subsidiaries will be Note Guarantors and therefore the Notes will be structurally subordinated to all indebtedness of our subsidiaries that do not become Note Guarantors.”

As of September 30, 2017, on a pro forma basis giving effect to the Transactions, our non-guarantor subsidiaries would have accounted for approximately $172.5 million, or 12.9%, of our consolidated assets and approximately $54.9 million, or 7.0%, of our consolidated liabilities (excluding intercompany assets and liabilities). In addition, for the twelve months ended September 30, 2017, on a pro forma basis giving effect to the Transactions, these subsidiaries contributed $45.8 million, or 10.7%, to consolidated revenue and $11.0 million or $11.1% to consolidated Adjusted EBITDA.

CAPITALIZATION

The following table sets forth WSII’s cash and cash equivalents and capitalization as of September 30, 2017 on:

•                  an actual basis (without giving effect to the Carve-Out Transaction or the Transactions); and

•                  an as adjusted basis after giving effect to the Carve-Out Transaction and the Transactions and the assumed application of the estimated net proceeds therefrom as described in the section entitled “Use of Proceeds” herein.

This table is presented and should be read in conjunction with the historical consolidated financial statements of WSII, together with the related notes, included elsewhere in this offering memorandum.

	As of September 30, 2017
(in thousands)	Actual	As Adjusted
	(unaudited)

Cash and Cash Equivalents (1)	$10,816	$130,261
Debt:
New ABL Facility (2)	$—	$190,000
Notes offered hereby (3)	$—	$300,000
Other financing obligations (4)	$58,974	$38,862
Deferred financing fees (5)	$—	$(20,000)
Existing credit facilities(6)	$653,199	$—
Guarantee of Algeco Group debt(6)	$2,444,200	$—
Total debt	$3,156,373	$508,862
Total equity (7)	$7,613	$556,238
Total capitalization	$3,163,986	$1,065,100

(1)                                 Change in cash and cash equivalents of $125.0 million generated by the Business Combination, offset by $5.6 million related to the Carve-Out Transaction. Reflects $50 million in transaction fees and expenses payable at the closing. We estimate an additional $10 million in transaction fees and expenses will be payable after the closing date. Also includes $18.5 million payable to the underwriters of the Double Eagle initial public offering.

(2)                                 Upon the closing of the Business Combination, we and Williams Scotsman of Canada, Inc. will enter into the ABL Facility, which will consist of (i) a senior secured asset-based revolving credit facility in the aggregate amount of $530 million and (ii) a senior secured asset-based revolving credit facility in the aggregate amount of $70 million. See “Description of Material Indebtedness” for a description of the ABL Facility.

(3)                                 Reflects the aggregate principal amount of the Notes offered hereby. See “Description of Notes” for a summary of the terms of the Notes.

(4)                                 Reflects other financing obligations.

(5)                                 Reflects fees paid in connection with this offering and under the New ABL Facility which will be shown as a reduction of debt.

(6)                                 WSII has $653.2 million of borrowings under the existing Algeco Group credit facility and guarantees $212.3 million of additional borrowings by other Algeco Group companies under the existing Algeco Group credit facility. In addition, WSII’s principal US and Canadian subsidiaries guarantee the Algeco Group’s outstanding $1,170.0 million and € 275 million ($324.9 million) of senior secured notes and $745 million of senior unsecured notes. Upon consummation of the Transactions, we will cease to have obligations under any of this indebtedness.

(7)                                 Reflects contribution in connection with the Business Combination and impact of the Carve-Out Transaction.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF WSII

The following table shows selected historical financial information of WSII for the periods and as of the dates indicated.

The selected historical financial information of WSII as of and for the years ended December 31, 2016, 2015 and 2014 was derived from the audited historical consolidated financial statements of WSII. The selected historical interim financial information of WSII as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 was derived from the unaudited interim consolidated financial statements of WSII.

The following selected historical financial information should be read together with the consolidated financial statements and accompanying notes and the section titled “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this offering memorandum. The selected historical financial information in this section is not intended to replace WSII’s consolidated financial statements and the related notes. WSII’s historical results are not necessarily indicative of WSII’s future results, and WSII’s results as of and for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

The financial information in this section relates to WSII, prior to and without giving effect to the Carve-Out Transaction. See also the section titled “Unaudited Pro Forma Condensed Financial Information” in this offering memorandum.

	Year ended December 31,			Nine Months Ended September 30,
	2014	2015	2016	2016	2017
				(Unaudited)
	(in thousands)
Statement of Operations Data:
Revenues:
Leasing and services revenue:
Modular leasing	$308,888	$300,212	$283,550	$214,426	$217,261
Modular delivery and installation	83,364	83,103	81,892	63,637	66,580
Remote accommodations	139,468	181,692	149,467	122,363	95,332
Sales:
New units	87,874	54,359	39,228	28,902	24,491
Rental units	24,825	15,661	21,942	16,592	18,750
Total revenues	644,419	635,027	576,079	445,920	422,414
Costs:
Cost of leasing and services:
Modular leasing	78,864	80,081	75,516	56,737	61,694
Modular delivery and installation	73,670	77,960	75,359	58,765	64,404
Remote accommodations	67,368	73,106	51,145	40,937	41,359
Sales:
New units	69,312	43,626	27,669	19,869	17,402
Rental units	16,760	10,255	10,894	7,703	10,952
Depreciation on rental equipment	89,597	108,024	105,281	80,586	71,398
Gross profit	248,848	241,975	230,215	181,323	155,205
Expenses:
Selling, general and administrative expenses	161,966	152,452	152,976	113,883	110,348
Other depreciation and amortization	32,821	28,868	14,048	10,617	9,499
Impairment losses on goodwill	—	115,940	5,532	—	—
Impairment losses on intangibles	—	2,900	—	—	—
Impairment losses on rental equipment	2,849	—	—	—	—
Restructuring costs	681	9,185	2,810	2,019	3,697
Currency (gains) losses, net	17,557	12,122	13,098	5,803	(12,875)
Change in fair value of contingent consideration	48,515	(50,500)	(4,581)	(4,581)	—
Other expense, net	1,002	1,160	1,437	479	1,602
Operating income (loss)	(16,543)	(30,152)	44,895	53,103	42,934
Interest expense	92,446	92,817	97,017	71,922	86,748
Interest income	(9,529)	(9,778)	(10,228)	(7,660)	(9,752)
Loss on extinguishment of debt	2,324	—	—	—	—
Loss before income tax	(101,784)	(113,191)	(41,894)	(11,159)	(34,062)
Income tax benefit	(13,177)	(41,604)	(10,958)	(5,506)	(9,630)
Net loss	$(88,607)	$(71,587)	$(30,936)	$(5,653)	$(24,432)
Cash Flow Data:
Net cash provided by operating activities	$175,042	$119,865	$58,731	$68,380	$46,901
Net cash used in investing activities	$(142,528)	$(193,159)	$(30,236)	$(11,468)	$(134,235)
Net cash provided by (used in) financing activities	$(37,044)	$76,758	$(31,394)	$(56,050)	$91,667

	December 31,
	2015	2016	September 30, 2017
			(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$9,302	$6,162	$10,816
Notes due from affiliates	$269,888	$256,625	$337,880
Rental equipment, net	$1,052,863	$1,004,517	$1,013,863
Total assets	$1,785,713	$1,699,450	$1,831,350
Total debt, including current	$720,804	$685,436	$712,173
Total due to affiliates, including current	$661,520	$677,240	$756,591
Stockholders’ equity	$55,350	$23,131	$7,613

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma condensed financial information has been derived from the audited consolidated financial statements and the unaudited consolidated financial statements of WSII, appearing elsewhere in this offering memorandum, as adjusted to illustrate the estimated pro forma effect of the Carve-Out Transaction and the Transactions, as if they had been completed on September 30, 2017. The unaudited pro forma condensed statements of operations for the year ended December 31, 2016, the nine months ended September 30, 2017, give effect to the Carve-Out Transaction and the Transactions as if they had been completed on January 1, 2016.

Pro forma adjustments for the Carve-Out Transaction and the Transactions were made primarily to reflect:

•                  the Carve-Out Transaction;

•                  the Business Combination;

•                  the Equity Investment;

•                  the transfer of $316.3 million in cash from Double Eagle to Williams Scotsman;

•                  the entry into the ABL Facility and the Notes offered hereby; and

•                  the use of proceeds of this offering to fund a portion of the Cash Consideration for the Business Combination and to pay fees and expenses in connection with the Transactions.

The unaudited pro forma adjustments are based upon preliminary estimates, currently available information and assumptions that management believes are reasonable under the circumstances. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed balance sheet and the unaudited pro forma condensed statements of operations. The unaudited pro forma adjustments give pro forma effect to events that are (1) directly attributable to the Carve-Out Transaction or the Transactions, (2) factually supportable and (3) with respect to the unaudited pro forma condensed statements of operations, expected to have a continuing impact on our results following the completion of the Carve-Out Transaction or the Transactions. The unaudited pro forma condensed statements of operations exclude certain non-recurring charges that have been or will be incurred in connection with the Carve-Out Transaction or the Transactions, including certain expenses related to the Carve-Out Transaction or the Transactions, such as acquisition-related costs. The unaudited pro forma condensed financial information is for informational purposes only and does not purport to represent or be indicative of what the financial condition or results of operations would have been had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed financial information does not purport to project our future operating results or financial position following the completion of the Carve-Out Transaction or the Transactions.

The Business Combination will be accounted for as a reverse acquisition for which WSII has been determined to be the accounting acquirer. As a result, the accounting for the acquisition will be similar to that of a capital infusion as the only pre-combination asset of Double Eagle is cash held in its trust account. The assets and liabilities of Double Eagle will be carried at historical cost and WSII will not record any step-up in basis or any intangible assets or goodwill as a result of the business combination with Double Eagle. Operations prior to the Transactions will be those of WSII.

The unaudited pro forma condensed financial information should be read in conjunction with “Risk Factors,” “Capitalization,” “Selected Historical Consolidated Financial Information of WSII,” “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements of WSII and the notes related thereto, each of which is included elsewhere in this offering memorandum.

Unaudited Pro Forma Condensed Balance Sheet

as of September 30, 2017

(in thousands)

	September 30, 2017	Pro Forma Adjustments for WSII Carve-Out	WSII As Adjusted	Pro Forma Adjustments for Business Combination and Related Financings		Pro Forma As
	WSII	Note 1	for Carve-Out (1)	Adjustment	Note	Adjusted
Assets
Cash and cash equivalents	$10,816	$(5,555)	$5,261	$316,326	(2)	$130,261
				470,000	(3)
				(661,326)	(4)
Trade receivables, net	104,619	(18,407)	86,212	—		86,212
Inventories	8,520	(429)	8,091	—		8,091
Prepaid expenses and other current assets	52,909	(43,529)	9,380	—		9,380
Total current assets	176,864	(67,920)	108,944	125,000		233,944
Rental equipment, net	1,013,863	(180,549)	833,314	—		833,314
Other property, plant and equipment, net	86,242	(3,545)	82,697	—		82,697
Notes due from affiliates	337,880	(337,880)	—	—		—
Goodwill	61,226	—	61,226	—		61,226
Other intangible assets, net	150,375	(25,375)	125,000	—		125,000
Other non-current assets	4,900	(2,500)	2,400	—		2,400
Total Assets	$1,831,350	$(617,769)	$1,213,581	$125,000		$1,338,581
Liabilities
Accounts payable	$62,957	$(6,687)	$56,270	$—		$56,270
Accrued liabilities	51,556	(8,017)	43,539			43,539
Accrued interest	41,991	(40,610)	1,381	—		1,381
Deferred revenue and customer deposits	54,065	(19,915)	34,150	—		34,150
Current portion of long-term debt	669,576	(14,498)	655,078	(653,200)	(4)	1,878
Total current liabilities	880,145	(89,727)	790,418	(653,200)		137,218
Long-term debt	42,597	(5,613)	36,984	470,000	(3)	506,984
Notes due to affiliates	756,591	(756,591)	—	—		—
Deferred tax liabilities	78,687	41,733	120,420	—		120,420
Deferred revenue and customer deposits	48,008	(43,300)	4,708	—		4,708
Other non-current liabilities	17,709	(4,694)	13,015	—		13,015
Total liabilities	1,823,737	(858,192)	965,545	(183,200)		782,345
Shareholders’ Equity/Deficit
Common stock	—	—	—	—		—
Additional paid-in capital	1,569,176	240,423	1,809,599	316,326	(2)	2,125,925
Accumulated other comprehensive loss	(48,014)	—	(48,014)	—		(48,014)
Retained earnings/(accumulated deficit)	(1,513,549)	—	(1,513,549)	(8,126)	(4)	(1,521,675)
Total shareholders’ equity/deficit	7,613	240,423	248,036	308,200		556,236
Total liabilities and shareholders’ equity/deficit	$1,831,350	$(617,769)	$1,213,581	$125,000		$1,338,581

Unaudited Pro Forma Consolidated Condensed Statement of Operations

for the Nine Months Ended September 30, 2017

(in thousands)

	Nine Months Ended September 30, 2017	Pro Forma Adjustments for WSII Carve-Out			Pro Forma Adjustments for Business Combination and Related Financings		Nine Months Ended September 30, 2017
	WSII	Adjustment	Note	As Adjusted for WSII Carve-Out	Adjustment	Note	Pro Forma As Adjusted
		Note A
Revenues
Leasing and services revenue:
Modular space leasing	$217,261	$450		$217,711	$—		$217,711
Modular space delivery and installation	66,580	3		66,583	—		66,583
Remote accommodations	95,332	(95,332)		—	—		—
Sales:
New units	24,491	—		24,491	—		24,491
Rental units	18,750	(1,441)		17,309	—		17,309
Total revenues	422,414	(96,320)		326,094	—		326,094
Costs
Cost of leasing and services:
Modular space leasing	61,694	—		61,694	—		61,694
Modular space delivery and installation	64,404	—		64,404	—		64,404
Remote accommodations	41,359	(41,359)		—	—		—
Cost of sales:
New units	17,402	10		17,412	—		17,412
Rental units	10,952	(885)		10,067	—		10,067
Depreciation of rental equipment	71,398	(18,195)		53,203	—		53,203
Gross profit	155,205	(35,891)		119,314	—		119,314
Expenses
Selling, general and administrative expenses	110,348	(9,838)		100,510	—		100,510
Other depreciation and amortization	9,499	(3,763)		5,736	—		5,736
Impairment losses on goodwill
Restructuring costs	3,697	(1,573)		2,124	—		2,124
Currency (gains) losses, net	(12,875)	10,670		(2,205)	—		(2,205)
Other expense, net	1,602	(344)		1,258	—		1,258
Operating (loss) profit	42,934	(31,043)		11,891	—		11,891
Interest expense	86,748	(60,553)		26,195	(23,220)	C	28,378
					25,403	D
Interest income	(9,752)	9,752		—	—		—
Income (loss) before income tax	(34,062)	19,758		(14,304)	(2,183)		(16,487)
Income tax (benefit) expense	(9,630)	7,508	B	(2,122)	(830)	B	(2,952)
Net income (loss)	$(24,432)	$12,250		$(12,182)	$(1,353)		$(13,535)

Unaudited Pro Forma Consolidated Condensed Statement of Operations

for the Year Ended December 31, 2016

(in thousands)

	Fiscal Year Ended December 31, 2016	Pro Forma Adjustments for WSII Carve-Out			Pro Forma Adjustments for Business Combination and Related Financings		Fiscal Year Ended December 31, 2016
	WSII	Adjustment	Note	As Adjusted for WSII Carve-Out	Adjustment	Note	Pro Forma As Adjusted
		Note A
Revenues
Leasing and services revenue:
Modular space leasing	$283,550	$593		$284,143	$—		$284,143
Modular space delivery and installation	81,892	153		82,045	—		82,045
Remote accommodations	149,467	(149,467)		—	—		—
Sales:							—
New units	39,228	—		39,228	—		39,228
Rental units	21,942	142		22,084	—		22,084
Total revenues	576,079	(148,579)		427,500	—		427,500
Costs
Cost of leasing and services:
Modular space leasing	75,516	—		75,516	—		75,516
Modular space delivery and installation	75,359	—		75,359	—		75,359
Remote accommodations	51,145	(51,145)		—	—		—
Cost of sales:
New units	27,669	3		27,672	—		27,672
Rental units	10,894	—		10,894	—		10,894
Depreciation of rental equipment	105,281	(36,300)		68,981	—		68,981
Gross profit	230,215	(61,137)		169,078	—		169,078
Expenses
Selling, general and administrative expenses	152,976	(13,883)		139,093	—		139,093
Other depreciation and amortization	14,048	(5,029)		9,019	—		9,019
Impairment losses on goodwill	5,532	—		5,532	—		5,532
Restructuring costs	2,810	—		2,810	—		2,810
Currency losses, net	13,098	(11,276)		1,822	—		1,822
Change in fair value of contingent consideration	(4,581)	4,581		—	—		—
Other expense, net	1,437	(1,047)		390	—		390
Operating (loss) profit	44,895	(34,483)		10,412	—		10,412
Interest expense	97,017	(72,228)		24,789	(23,840)	C	34,838
					33,889	D
Interest income	(10,228)	10,228		—			—
Income (loss) before income tax	(41,894)	27,517		(14,377)	(10,049)		(24,426)
Income tax (benefit) expense	(10,958)	10,456	B	(502)	(3,819)	B	(4,321)
Net Income (loss)	$(30,936)	$17,061		$(13,875)	$(6,230)		$(20,105)

Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Carve-Out Adjustments

Note 1 Reflects the adjustments to exclude the assets and liabilities of the remote accommodations business of WSII that will be retained by the Algeco Group and which are excluded from the Business Combination, and the elimination of all amounts due by WSII and due from WSII to entities within the Algeco Group that are not part of the Business Combination. These amounts will be settled as part of the Carve-Out Transaction or repaid with cash due to Sellers reflected in Note 4.

Business Combination and Financing Adjustments

Note 2 Reflects the contribution of net cash from the Business Combination related to equity transactions at WSC to WSII of $316.3 million.

Note 3 Reflects the new debt facilities comprised of a $600.0 million asset based revolving credit facility and the notes issued under this offering memorandum of $300.0 million, net of debt issuance costs of $20.0 million. The revolving credit facility is expected to be drawn by $190.0 million at closing.

The following table details the debt facilities as reflected in the pro forma condensed balance sheet as of September 30, 2017:

	Principal Outstanding	Stated Interest rate	Deferred Financing Cost	Net Proceeds	Term	Long-Term Debt
				(in thousands)
Revolving Credit Facility	$190,000	Libor + 2.50%	$9,000	$181,000	4.5 years	$181,000
Bond Facility	$300,000	7.00%	$11,000	$289,000	5.0 years	$289,000
	$490,000		$20,000	$470,000		$470,000

For the Revolving Credit Facility, there is a fee of 0.375% on the unused portion.

Pro forma debt as of September 30, 2017 is comprised of the following (in thousands):

Debt facilities	$490,000
Deferred financing costs	(20,000)
Capital leases and other debt	38,862
Total debt	508,862
Less: current portion	(1,878)
Long-term debt	$506,984

Note 4 Reflects the repayment of $661.3 million of WSII’s existing asset based credit facility in cash at closing. The book value of WSII existing debt expected to be repaid is $653.2 million with $8.1 million of associated deferred financing fees. The $8.1 million of deferred financing fees are eliminated through retained earnings/(accumulated deficit). The eliminated deferred financing fees are not expected to have a continuing impact on the results and are not reflected in the pro forma condensed statements of operations. Williams Scotsman has $38.9 million of capital leases and other financings which remain obligations after the business combination.

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2017 and the year ended December 31, 2016 are as follows:

Note A Reflects Carve-Out adjustments to exclude the results of operations related to the remote accommodations business, which will be excluded from the Business Combination.

Included in the pro forma selling, general and administrative costs are $15.7 million and $29.2 million of Algeco Group corporate costs for the nine months ended September 30, 2017 and twelve months ended December 31, 2016, respectively, which are not anticipated to be part of the ongoing costs of Williams Scotsman.

The Carve-Out adjustment for currency (gains) losses, net, interest income and interest expense and other expense, net assumes that amounts related to borrowings between Williams Scotsman and other Algeco Scotsman companies which will be repaid or otherwise settled as part of the Business Combination and Carve-Out Transaction.

Note B Reflects adjustment for tax provision adjustment at a statutory rate of 38.0% related to the operations that will be excluded from the business combination.

Note C Represents the elimination of the historical interest expense associated with debt instruments that are being repaid as part of the business combination as described in Note 4.

Note D Represents interest expense net of amortized deferred financing costs to be incurred related to the new debt to be incurred as described in Note 3.

For pro forma purposes, the interest expense adjustments have been calculated using the effective interest method. A sensitivity analysis on interest expense for the nine months ended September 30, 2017 and the year ended December 31, 2016 has been performed to assess the effect of a change of 0.125% of the hypothetical interest rate would have on the new revolving credit facility. The increase in interest expense following the hypothetical change in the interest rate of 0.125% for the pro forma condensed statements of operations for the nine months ended September 30, 2017 would be approximately $0.2 million assuming a constant draw of $190.0 million on the revolving credit facility. The increase in interest expense following the hypothetical change in the interest rate of 0.125% for the pro forma condensed consolidated statements of operations for the year ended December 31, 2016 would be approximately $0.2 million assuming a constant draw of $190.0 million on the revolving credit facility.

WSII’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As discussed elsewhere in this offering memorandum, in connection with the Transactions, WSII will be subject to the Carve-Out Transaction in which certain of its historical remote accommodation businesses will be transferred to other entities in the Algeco Group and will not continue with our business. The financial statements presented in this offering memorandum reflect the full consolidated financial statements of WSII, without giving effect to the Carve-Out Transaction. As a result, the discussion below refers to WSII, rather than us.

Overview

WSII is a leading North American business services provider focused on modular space, secure storage solutions and workforce accommodations. WSII’s modular lease fleet consists of approximately 75,000 modular space and storage units and it operates 15 workforce camps. WSII has over 90 branch and depot locations and operates in the United States (“US”), Canada and Mexico.

WSII leases its modular space and portable storage units to customers in diverse end-markets, including commercial and industrial, construction, education, energy and natural resources, government, and other end-markets. To enhance its product and service offerings and its gross profit margin, WSII offers delivery, installation and removal of its lease units and other value added products and services (“VAPS”), such as the rental of steps, ramps, furniture packages, damage waivers, and other amenities. WSII believes this comprehensive offering, combined with its industry leading customer service capabilities, differentiates it from other providers of rental and business services and is captured in its “Ready to Work” value proposition. WSII also complements its core leasing business by selling both new and used rental units, allowing it to leverage its scale, achieve purchasing benefits and, through used unit sales, lower the average age of its lease fleet. WSII also provides remote facility management solutions to customers working in remote environments through turnkey lodging, catering, transportation, security and logistical services. These turnkey remote accommodations services will be carved out prior to the Business Combination, however WSII will continue to lease certain assets used for workforce accommodations. WSII’s modular space and remote accommodations products include offices, classrooms, accommodation/sleeper units, work camp products, special purpose spaces and other self-sufficient multi-unit modular structures, which offer its customers flexible, low cost, high quality and timely solutions to meet their space needs, whether short-, medium- or long-term.

Prior to the completion of the Transactions, A/S Holdings expects to undertake the Carve-Out Transaction. To give effect to the impact of the Carve-Out Transaction and to differentiate the historical entity without giving effect to the Carve-Out Transaction, references to “WSII” herein refer to the entity and its consolidated subsidiaries without giving effect to the Carve-Out Transaction, as represented by the historical financial statements and the notes thereto. We refer to WSII following the Carve-Out Transaction, as “Williams Scotsman.”

WSII’s Business Model

WSII’s core leasing model is characterized by recurring revenue driven by leases on long-lived assets that require modest maintenance capital expenditures. WSII’s average lease duration is approximately 35 months which has increased consistently over the last decade from 28 months as of December 31, 2016. Additionally, as of September 30, 2017, approximately 22% of WSII’s units on rent have actual lease durations of 48 months or longer. WSII typically recoups its initial investment in purchased units in approximately 36 months, which allows it to obtain significant value over the economic life of its units, which can exceed 20 years. The average age of WSII’s fleet compared to its economic life provides the company with financial flexibility, allowing it to maintain its cash flow generation during economic downturns by temporarily reducing capital expenditures, without significantly impairing the fleet’s value.

WSII operates in two principal lines of business: (i) modular leasing and sales, and (ii) remote accommodations, which are managed separately. The remote accommodations business is considered a single reportable segment, and will not be included as part of Williams Scotsman on a go-forward basis as a result of the Carve-Out Transaction. Modular leasing and sales is comprised of two reportable segments: Modular—US, comprised of the contiguous 48 states and Hawaii, excluding Alaska (“Modular—US”), and Modular—Other North America, comprised of Canada (including Alaska) and Mexico. See “Summary—Our Company—The Transactions “for further information about the Carve-Out Transaction. See Note 1 of WSII’s consolidated financial statements for additional information about WSII’s reportable business segments.

WSII’s modular space fleet consists of approximately 57,700 units with a gross book value of approximately $1.0 billion as of September 30, 2017. WSII’s fleet is generally comprised of standardized, versatile products that can be configured to meet a wide variety of customer needs. All of its modular space units are intended to provide convenient, comfortable space for occupants at a location of their choosing.

WSII’s VAPS products are comprised of steps, ramps, furniture, and other product offerings with a gross book value of approximately $0.1 billion as of September 30, 2017. These products are delivered with our modular units in order to provide a “Ready to Work” offering for its customers.

WSII’s portable storage fleet of approximately 17,400 units, with a gross book value of approximately $0.1 billion as of September 30, 2017, is primarily comprised of steel containers, which address customers’ need for secure, on-site storage on a flexible, low-cost basis. WSII’s portable storage fleet provides a complementary product to cross-sell to its existing modular space customers, as well as new customers.

WSII’s remote accommodations business is comprised of approximately 8,500 fully managed rooms with a gross book value of $0.3 billion as of September 30, 2017. WSII’s remote accommodations business provides living and sleeping space solutions, which are typically utilized for workforces in remote locations. The majority of these units offer full suite “hotel-like” rooms to its customers. In addition to leasing these remote accommodations products to its customers, WSII also provides remote facility management solutions which include catering services, recreational facilities and on-site property management.

WSII’s sales business complements its core leasing business by allowing it to offer “one-stop shopping” to customers desiring short-, medium- and long-term space solutions. WSII’s sales business also enhances its core leasing business by allowing it to regularly sell used equipment and replace it with newer equipment. In addition, WSII’s ability to consistently sell used units and generate cash flow from such sales allows it to partially offset the cash required for capital expenditures.

Factors Affecting WSII’s Business

US Litigation Relating to the North American Remote Accommodations Business

WSII’s remote accommodations business, which will not be included as part of Williams Scotsman on a go-forward basis, has one facility that accounted for approximately 51.0% of its remote accommodations rooms on rent as of September 30, 2017. That facility is operated by a customer of WSII on behalf of a US government agency. That US government agency is involved in litigation, to which WSII is not a party, which asserts the US government agency is violating a 1997 consent decree and related settlement agreement. The US government agency is contesting this matter. WSII cannot predict what impact, if any, this litigation will have on the operations of that facility. Any court decision or government action that impacts this facility could affect its financial condition and results of operations.

Amendment of CoreCivic Contract

In October 2016, Target Logistics Management, LLC (“Target Logistics”), the remote accommodations business subsidiary of WSII, which will not be included as part of Williams Scotsman on a go-forward basis, modified its lease and services agreement with CoreCivic, formerly Corrections Corporation of America, regarding the South Texas Family Residential Center. Target Logistics will continue to sublease and provide services at the South Texas Family Residential Center to CoreCivic in Dilley, Texas, as it has since 2014. The modification provides for a lower monthly payment with a new term of five additional years through September 2021. Target Logistics is a sub-contractor to CoreCivic, which is providing residential services to US Immigration and Customs Enforcement at the South Texas Family Residential Center.

Natural Disasters

In the third quarter of 2017, there were several natural disasters in the United States and Mexico, including Hurricane Harvey, Hurricane Irma, Hurricane Maria and an earthquake in Mexico City. See “Risk Factors—Risks Relating to Our Business—Risks Relating to Our Business—Our operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our future revenue and financial condition and increase our costs and expenses.” WSII was not significantly impacted by Hurricane Maria or the earthquake in Mexico. Due to WSII’s risk management program, Hurricane Harvey and Hurricane Irma, as well as other natural disasters, are not expected to have a materially adverse impact on WSII’s financial position. It is expected that the property losses, incremental costs and lost revenues associated with the third quarter’s natural disasters will be fully covered.

Customers in the oil and gas sector

The Remote Accommodations and Modular—Other North America segments of WSII have experienced declining revenues in the past few years as result of the impact on customers in the oil and gas sector of low crude oil prices. WSII does not anticipate significant further declines as a result of customers in the oil and gas sector as there are now minimal levels of rooms on rent and units on rent to customers in this sector.

Increased Rental Rates

WSII has experienced increases in its rental rates and expects such increases to continue. Rental rates on delivered units for the twelve months ended September 30, 2017 increased 17% over rental rates on delivered units for the twelve months ended September 30, 2016, and increased 6% over the twelve month period ended June 30, 2017, with 50% of the increase experienced over the third quarter of 2017 coming from VAPS.

Components of WSII’s Consolidated Historical Results of Operations

Revenue

WSII’s revenue consists mainly of leasing, services and sales revenue. WSII derives its leasing and services revenue primarily from the leasing of modular space, portable storage units and remote accommodations. Included in its modular leasing revenue are VAPS such as rentals of steps, ramps, furniture, fire extinguishers, air conditioners, wireless internet access points, damage waivers, and service plans. Modular delivery and installation revenue includes fees that WSII charges for the delivery, setup knockdown and pick-up of its leasing equipment to and from its customers’ premises, and repositioning its leasing equipment. WSII’s remote accommodations leasing and services revenue, which will not be included as part of Williams Scotsman on a go-forward basis, is comprised of the leasing and operation of its remote workforce accommodations where it provides housing, catering, and transportation to meet its customers’ requirements.

The key drivers of changes in WSII’s leasing revenue are:

•                  the number of units in its modular lease fleet;

•                  the average utilization rate of its modular lease units;

•                  the average monthly rental rate per unit including VAPS;

•                  the total number of beds under management in remote accommodations;

•                  the average remote accommodations rooms on rent; and

•                  the average remote accommodations daily rate.

The utilization rate of WSII’s modular lease units is the ratio, at the end of each period, of (i) the number of units in use (which includes units from the time they are leased to a customer until the time they are returned to WSII) to (ii) the total number of units available for lease in WSII’s modular fleet. WSII’s average monthly rental rate per unit for a period is equal to the ratio of (i) its rental income for that period including VAPS but excluding delivery and installation services, to (ii) the average number of modular lease units rented with its customers during that period.

WSII’s average remote accommodations rooms on rent is calculated as (i) the number of rooms on rent at the end each month during the period, divided by (ii) the number of months in the period. WSII’s average remote accommodations daily rate is the ratio of (i) its remote accommodations revenue to (ii) the average daily remote accommodations rooms on rent during that period.

The table below sets forth the average number of units on rent in WSII’s modular lease fleet, the average utilization of WSII’s modular lease units, the average monthly rental rate per unit including VAPS, the average remote accommodation rooms on rent, and the average remote accommodations rate for the periods specified below:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Modular space units on rent (average during the period)	40,690	40,929	40,800	41,854	42,523
Average modular space utilization rate	69.8%	69.1%	69.1%	69.2%	68.6%
Average modular space monthly rental rate	$530	$529	$524	$546	$553
Portable storage units on rent (average during the period)	12,591	13,663	13,782	14,670	15,086
Average portable storage utilization rate	71.4%	76.2%	77.0%	79.8%	80.0%
Average portable storage monthly rental rate	$114	$111	$111	$109	$107
Average remote accommodations rooms on rent	3,992	3,637	3,577	4,290	3,398
Average remote accommodations daily rate	$85	$115	$109	$114	$103

In addition to leasing revenue, WSII also generates revenue from sales of new and used modular space and portable storage units to its customers as well as delivery, installation, maintenance, removal services, and other incidental items related to accommodations services for its customers. Included in WSII’s sales revenue are charges for modifying or customizing sales equipment to customers’ specifications.

WSII believes that customers with identified long-term needs for modular space or portable storage solutions prefer to purchase, rather than lease, such units. As a result, shifts in WSII’s end-market mix can affect the proportion of WSII’s revenue derived from its leasing and sales businesses.

Gross Profit

WSII defines gross profit as the difference between its total revenue and its cost of revenue. Cost of revenues associated with WSII’s leasing business includes payroll and payroll-related costs for branch personnel, material and other costs related to the repair, maintenance, storage, and transportation of rental equipment. Cost of revenues associated with WSII’s remote accommodations business includes the costs of running its owned and operated facilities, such as employee costs, catering, transportation, occupancy, and other facilities and services costs. Cost of revenue also includes depreciation expense associated with WSII’s rental equipment and remote accommodations equipment. Cost of revenues associated with its new unit sales business includes the cost to purchase, assemble, transport, and customize units that are sold. Cost of revenues for WSII’s rental unit sales consist primarily of the net book value of the unit at date of sale.

Selling, General and Administrative Expense

WSII’s selling, general, and administrative (“SG&A”) expense includes all costs associated with its selling efforts, including marketing costs and salaries and benefits, including commissions of sales personnel. It also includes WSII’s overhead costs, such as salaries of administrative and corporate personnel and the leasing of facilities it occupies.

Other Depreciation and Amortization

Other depreciation and amortization includes depreciation of all assets other than rental and remote accommodations equipment and includes amortization of WSII’s intangibles assets.

Impairment on Goodwill and Intangible Assets

WSII recognizes goodwill and intangible asset impairment charges associated with its reporting units as a result of declines in the operating results associated with customers in industries on which its performance relies.

Impairment Losses on Rental Equipment

Impairment losses on rental equipment represent the excess of the carrying value of the rental equipment being evaluated for impairment and its estimated fair value.

Restructuring Costs

Restructuring costs include costs associated with certain restructuring plans designed to streamline operations and reduce costs. WSII’s restructuring plans are generally country or region specific and are generally completed within a one year period. The restructuring costs include the cash costs to exit locations and reduce the size of the workforce or facilities in impacted areas. The restructuring costs also include the non-cash impairment associated with certain owned facilities that will be disposed of.

Currency Gains (Losses), Net

Currency gains (losses), net include unrealized and realized gains and losses on monetary assets and liabilities denominated in foreign currencies at the reporting date other than WSII’s functional currency.

Change in Fair Value of Contingent Consideration

Contingent consideration represents the change in the fair value of the contingent liability of the Target Logistics Earnout Agreement (as defined below). In connection with its acquisition of Target Logistics in February 2013, WSII entered into an earnout agreement (the “Target Logistics Earnout Agreement”). As more fully disclosed in Note 14 of WSII’s consolidated financial statements, the Target Logistics Earnout Agreement provides the former owners of Target Logistics with the opportunity to earn additional consideration dependent on the cumulative value creation to be achieved over the years between acquisition and an exit event, as defined in the Target Logistics Earnout Agreement. Amounts payable under the Target Logistics Earnout Agreement are to be paid in shares of A/S Holdings if such cumulative value creation goals are achieved.

Other Expense, Net

WSII’s other expense, net primarily consists of the gain or (loss) on disposal of other property, plant and equipment and other financing related costs.

Interest Expense

Interest expense consists of cost of external debt including the WSII’s ABL Revolver and interest due on amounts owed to affiliates.

Interest Income

Interest income consists of interest on notes due from affiliates.

Income Tax Benefit

WSII is subject to income taxes in the United States, Canada and Mexico. Its overall effective tax rate is affected by a number of factors, such as the relative amounts of income WSII earns in differing tax jurisdictions, tax losses in certain jurisdictions where it records a valuation allowance against such tax losses, and certain non-deductible expenses such as excess interest expense and certain stewardship costs. The rate is also affected by discrete items that may occur in any given year, such as reserves for uncertain tax positions. These discrete items may not be consistent from year to year. Income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect WSII’s best estimate of current and future taxes to be paid.

Results of Operations

WSII’s consolidated statements of net loss for the nine months ended September 30, 2017 and 2016 are presented below:

	Nine Months Ended September 30		2017 vs. 2016
	2017	2016	$ Change
	(Unaudited)	(Unaudited)
Revenues
Leasing and services revenue:
Modular leasing	$217,261	$214,426	$2,835
Modular delivery and installation	66,580	63,637	2,943
Remote accommodations	95,332	122,363	(27,031)
Sales:
New units	24,491	28,902	(4,411)
Rental units	18,750	16,592	2,158
Total revenues	422,414	445,920	(23,506)
Costs
Cost of leasing and services:
Modular leasing	61,694	56,737	4,957
Modular delivery and installation	64,404	58,765	5,639
Remote accommodations	41,359	40,937	422
Cost of sales:
New units	17,402	19,869	(2,467)
Rental units	10,952	7,703	3,249
Depreciation on rental equipment	71,398	80,586	(9,188)
Gross profit	155,205	181,323	(26,118)
Expenses
Selling, general and administrative expense	110,348	113,883	(3,535)
Other depreciation and amortization	9,499	10,617	(1,118)
Restructuring costs	3,697	2,019	1,678
Currency (gains) losses, net	(12,875)	5,803	(18,678)
Change in fair value of contingent consideration	—	(4,581)	4,581
Other expense, net	1,602	479	1,123
Operating profit	42,934	53,103	(10,169)
Interest expense	86,748	71,922	14,826
Interest income	(9,752)	(7,660)	(2,092)
Loss before income tax	(34,062)	(11,159)	(22,903)
Income tax benefit	(9,630)	(5,506)	(4,124)
Net loss	$(24,432)	$(5,653)	$(18,779)

Comparison of the Nine Months Ended September 30, 2017 and 2016

Revenue:  Total revenue decreased $23.5 million, or 5.3%, to $422.4 million for the nine months ended September 30, 2017 from $445.9 million for the nine months ended September 30, 2016. The decrease was primarily the result of a 22.1% decline in remote accommodations revenue primarily due to lower average daily rental rates driven by the modification and extension of our lease and services agreement with CoreCivic related to the South Texas Family Residential Center. Modular leasing revenues and modular delivery and installation revenues increased 1.3% and 4.6%, respectively, driven by a 7.8% increase in leasing and services revenue in the Modular—US segment as a result of increased average utilization and monthly rental rates on modular space products. These were partially offset by a 34.0% decline in modular leasing revenue in the Modular—Other North America business segment. Declines in both the Modular—Other North America and the Remote Accommodations business segments are primarily a result of reduced demand from the upstream oil and gas sector. Sales revenue decreased 5.0% driven by declines in new sales in the US and a shift away from large modular sale projects.

Average modular units on rent for the nine months ended September 30, 2017 and 2016 were 53,281 and 54,592, respectively. The decrease was mainly due to declines in portable storage units in the US, as well as by declines in modular rentals in the Modular—Other North America business segment related to reduced demand from the upstream oil and gas sector. These decreases were partially offset by increased modular units on rent in the US. The average modular utilization rate during the nine months ended September 30, 2017 was 70.2%, as compared to 70.8% during the nine months ended September 30, 2016. The decrease in average modular utilization rate was driven by reductions in portable storage units on rent. The average modular space utilization rate increased 0.7% during the nine months ended September 30, 2017 to 69.8%, as compared to 69.1% during the nine months ended September 30, 2016. The remote accommodation average rooms on rent and average daily rate was 3,992 and $85, respectively during the nine months ended September 30, 2017, as compared to 3,637 and $115, respectively during the nine months ended September 30, 2016. The increase in average rooms on rent was driven by increases in core camp occupancy at several locations due to increased demand in the oil and gas sector. The decline in average daily rates was driven primarily by the modification and extension of its lease and services agreement with CoreCivic related to the South Texas Family Residential Center.

Gross Profit:  WSII’s gross profit was 36.7% and 40.7% for the nine months ended September 30, 2017 and 2016, respectively. WSII’s gross profit, excluding the effects of depreciation, was 53.6% and 58.7% for the nine months ended September 30, 2017 and 2016, respectively.

Gross profit decreased $26.1 million, or 14.4%, to $155.2 million for the nine months ended September 30, 2017 from $181.3 million for the nine months ended September 30, 2016. The decrease in gross profit is a result of the revenue declines discussed above. The decrease in gross profit percentage is a result of a reduction in modular leasing revenue, lower remote accommodation revenue driven by lower daily rates, compressing margins as the Company continued to incur leasing costs for the remote accommodation business.

SG&A:  SG&A expense decreased $3.6 million, or 3.2%, to $110.3 million for the nine months ended September 30, 2017, compared to $113.9 million for the nine months ended September 30, 2016. This change is a result of lower legal and professional fees and employee costs.

Other Depreciation and Amortization:  Other depreciation and amortization decreased $1.1 million, or 10.4%, to $9.5 million for the nine months ended September 30, 2017, compared to $10.6 million for the nine months ended September 30, 2016 primarily as a result of reduced capital expenditures in 2016.

Restructuring Costs:  Restructuring costs were $3.7 million for the nine months ended September 30, 2017 as compared to $2.0 million for the nine months ended September 30, 2016. The restructuring charges relate primarily to a restructuring in the remote accommodations segment in 2017 and WSII’s corporate function in 2017 and 2016 and consist primarily of employee termination costs.

Currency Gains (Losses), net:  Currency gains, net increased by $18.7 million to a $12.9 million currency gain for the nine months ended September 30, 2017 compared to a $5.8 million currency loss for the nine months ended September 30, 2016. The increase in currency gains was primarily attributable to the impact of foreign currency exchange rate changes on intercompany receivables denominated in a currency other than the US dollar. WSII’s currency gains (losses), net are primarily attributable to fluctuations in the US dollar / Euro and the US dollar / British pound sterling, which both strengthened to the US dollar in 2017 and weakened to the US dollar in 2016 creating the unrealized currency gains in 2017 and unrealized currency losses in 2016.

Other Expense, Net:  Other expense, net was $1.6 million for the nine months ended September 30, 2017 and $0.5 million for the nine months ended September 30, 2016.

Interest Expense:  Interest expense increased $14.8 million, or 20.6%, to $86.7 million for the nine months ended September 30, 2017 from $71.9 million for the nine months ended September 30, 2016. This increase is primarily due to an increase in other debt and financing obligations, higher interest rate on ABL Revolver borrowings due to the 2017 amendment and an increase in the related amortization from the additional deferred financing fees incurred.

Interest Income:  Interest income increased $2.1 million, or 27.3%, to $9.8 million for the nine months ended September 30, 2017 from $7.7 million for the nine months ended September 30, 2016. This increase is primarily due to an increase in notes due from affiliates.

Income Tax Benefit:  Income tax benefit increased $4.1 million to $9.6 million benefit for the nine months ended September 30, 2017 compared to a $5.5 million benefit for the nine months ended September 30, 2016. The increase in income tax benefit was principally due to the increase in WSII’s net loss during the nine months ended September 30, 2017, offset by permanent differences impacting the effective rate.

WSII’s consolidated statements of net loss for the years ended December 31, 2016, 2015 and 2014 are presented below:

	Year ended December 31			2016 vs. 2015	2015 vs. 2014
	2016	2015	2014	$ Change	$ Change
Revenues
Leasing and services revenue:
Modular leasing	$283,550	$300,212	$308,888	$(16,662)	$(8,676)
Modular delivery and installation	81,892	83,103	83,364	(1,211)	(261)
Remote accommodations	149,467	181,692	139,468	(32,225)	42,224
Sales:
New units	39,228	54,359	87,874	(15,131)	(33,515)
Rental units	21,942	15,661	24,825	6,281	(9,164)
Total revenues	576,079	635,027	644,419	(58,948)	(9,392)
Costs
Cost of leasing and services:
Modular leasing	75,516	80,081	78,864	(4,565)	1,217
Modular delivery and installation	75,359	77,960	73,670	(2,601)	4,290
Remote accommodations	51,145	73,106	67,368	(21,961)	5,738
Cost of sales:
New units	27,669	43,626	69,312	(15,957)	(25,686)
Rental units	10,894	10,255	16,760	639	(6,505)
Depreciation on rental equipment	105,281	108,024	89,597	(2,743)	18,427
Gross profit	230,215	241,975	248,848	(11,760)	(6,873)
Expenses
Selling, general and administrative expense	152,976	152,452	161,966	524	(9,514)
Other depreciation and amortization	14,048	28,868	32,821	(14,820)	(3,953)
Impairment losses on goodwill	5,532	115,940	—	(110,408)	115,940
Impairment losses on intangibles	—	2,900	—	(2,900)	2,900
Impairment losses on rental equipment	—	—	2,849	—	(2,849)
Restructuring costs	2,810	9,185	681	(6,375)	8,504
Currency losses, net	13,098	12,122	17,557	976	(5,435)
Change in fair value of contingent consideration	(4,581)	(50,500)	48,515	45,919	(99,015)
Other expense, net	1,437	1,160	1,002	277	158
Operating income (loss)	44,895	(30,152)	(16,543)	75,047	(13,609)
Interest expense	97,017	92,817	92,446	4,200	371
Interest income	(10,228)	(9,778)	(9,529)	(450)	(249)
Loss on extinguishment of debt	—	—	2,324	—	(2,324)
Loss before income tax	(41,894)	(113,191)	(101,784)	71,297	(11,407)
Income tax benefit	(10,958)	(41,604)	(13,177)	30,646	(28,427)
Net loss	$(30,936)	$(71,587)	$(88,607)	$40,651	$17,020

Comparison of Years Ended December 31, 2016 and 2015

Revenue:  Total revenue decreased $58.9 million, or 9.3%, to $576.1 million for the year ended December 31, 2016 from $635.0 million for the year ended December 31, 2015. The decrease was primarily the result of a 17.7% decline in remote accommodations revenue due to lower camp occupancy as well as a 38.8% decline in total revenue in the Modular—Other North America business segment, both attributable to reduced demand from the upstream oil and gas sector offset by an increase in modular leasing revenue and modular delivery and installation revenue in the US.

Average modular units on rent for 2016 and 2015 were 54,582 and 56,524, respectively. The decrease was mainly due to declines in the Modular—Other North America business segment related to reduced demand from the upstream oil and gas sector due to lower customer spending on the construction and development of new projects due to current oil prices, and the completion of existing contracts and projects. The average modular utilization rate during 2016 was 70.9%, as compared to 71.6% during 2015. The decrease in average modular utilization rate was driven by declines in the Modular—Other North America business segment. The remote accommodations average rooms on rent and average daily rate was 3,577 and $109, respectively during 2016, as compared to 4,290 and $114, respectively during 2015. The declines in both rooms on rent and average daily rates were due to reduced upstream oil and gas sector demand as well. WSII anticipates a reduction in the average remote accommodations daily rate in 2017 associated with the modification of its lease and services agreement with CoreCivic.

Gross Profit:  WSII’s gross profit was 40.0% and 38.1% for the years ended December 31, 2016 and 2015, respectively. WSII’s gross profit, excluding the effects of depreciation, was 58.2% and 55.1% for the years ended December 31, 2016 and 2015, respectively.

Gross profit decreased $11.8 million, or 4.9%, to $230.2 million for the year ended December 31, 2016 from $242.0 million for the year ended December 31, 2015. The decrease in gross profit is a result of the revenue declines discussed above. The increase in gross profit percentage is a result of improved leasing, delivery and installation, and sales margins. The increase in rental unit sales gross profit for 2016 included a non-recurring transaction which contributed approximately $3.0 million to gross profit for the year ended December 31, 2016.

SG&A:  SG&A expense increased $0.5 million, or 0.3%, to $153.0 million for the year ended December 31, 2016, compared to $152.5 million for the year ended December 31, 2015. This change is a result of higher legal and professional fees and higher bad debt expense in the modular business offset by lower employee costs.

Other Depreciation and Amortization:  Other depreciation and amortization decreased $14.9 million, or 51.6%, to $14.0 million for the year ended December 31, 2016, compared to $28.9 million for the year ended December 31, 2015 primarily as a result of the full amortization of certain intangibles in the fourth quarter of 2015.

Impairment on Goodwill:  Impairment losses on goodwill were $5.5 million for the year ended December 31, 2016 as compared to $115.9 million for the year ended December 31, 2015. As more fully disclosed in Note 7 in the 2016 consolidated financial statements, the 2016 impairment losses on goodwill relate to WSII’s reporting unit in Mexico. The 2015 impairment losses on goodwill relate to a decline in the operating results associated with customers in the upstream oil and gas industries in WSII’s remote accommodations reporting unit.

Impairment on Intangible Assets:  Impairment losses on intangibles were zero for the year ended December 31, 2016, as compared to $2.9 million for the year ended December 31, 2015. The 2015 impairment losses on intangibles relate to the trade name used by WSII’s remote accommodations reporting unit.

Impairment Losses on Rental Equipment:  No impairment losses on rental equipment were incurred for the year ended December 31, 2016 or the year ended December 31, 2015.

Restructuring Costs:  Restructuring costs were $2.8 million for the year ended December 31, 2016 as compared to $9.2 million for the year ended December 31, 2015. The 2016 restructuring charges relate primarily to WSII’s corporate function and consist of employee termination costs.

Currency Gains (Losses), net:  Currency losses, net increased by $1.0 million to $13.1 million for the year ended December 31, 2016 compared to $12.1 million for the year ended December 31, 2015. The increase in currency losses was primarily attributable to the impact of foreign currency exchange rate changes on loans and borrowings and intercompany receivables and payables denominated in a currency other than the subsidiaries’ functional currency. WSII’s currency losses, net are primarily attributable to fluctuations in the following exchange rates: US dollar/Euro, US dollar/British pound sterling, and US dollar/Australian dollar.

Change in Fair Value of Contingent Consideration:  Change in the fair value of the contingent consideration was $4.6 million for the year ended December 31, 2016, compared to $50.5 million for the year ended December 31, 2015. The income in 2016 was a result of a decrease in fair value of the Earnout due to a lower expected earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple as a result of the weighting of possible exit events. The income in 2015 was a result of decreases in the fair value of the Earnout due to of projected softness in occupancy for customers in the upstream oil and gas segments.

Other Expense, Net:  Other expense, net was $1.4 million for the year ended December 31, 2016 and $1.2 million for the year end December 31, 2015.

Interest Expense:  Interest expense increased $4.2 million, or 4.5%, to $97.0 million for the year ended December 31, 2016 from $92.8 million for the year ended December 31, 2015. This increase is primarily due to an increase in other debt, including capital leases. See Notes 9 and 10 to WSII’s 2016 consolidated financial statements for additional information regarding its loans and borrowings.

Interest Income:  Interest income increased $0.4 million, or 4.1%, to $10.2 million for the year ended December 31, 2016 from $9.8 million for the year ended December 31, 2015. This increase is primarily due to an increase in the principal balance of notes due from affiliates.

Income Tax Benefit:  Income tax benefit decreased $30.6 million to $11.0 million benefit for the year ended December 31, 2016 compared to a $41.6 million benefit for the year ended December 31, 2015. The decrease in income tax benefit was principally due to the increase in WSII’s operating income in 2016.

Comparison of Years Ended December 31, 2015 and 2014

Revenue:  Total revenue decreased $9.4 million, or 1.5%, to $635.0 million for the year ended December 31, 2015 from $644.4 million for the year ended December 31, 2014. The decline in total revenue was attributable to lower modular leasing and new unit sales in the Modular—Other North America business segment, which were partially offset by an increase in remote accommodations revenue associated with the new facility related to the CoreCivic contract.

Average modular units on rent for 2015 and 2014 were 56,524 and 57,609, respectively. This decrease was mainly due to declines in units on rent in the Modular—Other North America business segment, related to reduced demand from the upstream oil and gas sector due to lower customer spending on construction and development of new projects due to current oil prices, as well as by high returns as existing customer projects were completed. The average modular utilization rate during 2015 was 71.6%, as compared to 71.3% during 2014. Average remote accommodations rooms on rent for the years ended December 31, 2015 and 2014 were 4,290 and 3,398, respectively. The average remote accommodations daily rate was $114 during 2015 as compared to $103 during 2014 due to increases in both rooms on rent and average daily rates were driven by the new facility related to the CoreCivic contract.

Gross Profit:  WSII’s gross profit was 38.1% and 38.6% for the years ended December 31, 2015 and 2014, respectively. WSII’s gross profit, excluding the effects of depreciation, was 55.1% and 52.5% for the years ended December 31, 2015 and 2014, respectively.

Gross profit decreased $6.8 million, or 2.7%, to $242.0 million for the year ended December 31, 2015 from $248.8 million for the year ended December 31, 2014. The decrease in gross profit was driven by declines in modular leasing and modular delivery and installation volume, primarily in the Modular—Other North America business segment due to decreased delivery volumes as well as an increase in depreciation and amortization. The decrease was partially offset by increases in remote accommodations gross profit as a result of higher rooms on rent associated with a new facility.

SG&A:  SG&A expense decreased $9.5 million, or 5.9%, to $152.5 million for the year ended December 31, 2015, compared to $162.0 million for the year ended December 31, 2014. The decrease was driven by lower employee related costs and reductions in legal and professional expenses.

Other Depreciation and Amortization:  Other depreciation and amortization decreased $3.9 million, or 11.9%, to $28.9 million for the year ended December 31, 2015, compared to $32.8 million for the year ended December 31, 2014 primarily as a result of the full amortization of certain intangibles in the fourth quarter of 2015.

Impairment Losses on Goodwill:  Impairment losses on goodwill were $115.9 million for the year ended December 31, 2015. As more fully disclosed in Note 7 in the 2016 consolidated financial statements, the 2015 impairment losses on goodwill relate to WSII’s remote accommodations reporting unit. As of December 31, 2015, the goodwill associated with WSII’s remote accommodations reporting unit was fully impaired.

Impairment on Intangible Assets:  Impairment losses on intangibles were $2.9 million for the year ended December 31, 2015. As more fully disclosed in Note 7 in the consolidated 2016 financial statements, the 2015 impairment losses on intangibles relate to the trade name used by WSII’s remote accommodations reporting unit.

Impairment Losses on Rental Equipment:  No impairment losses on rental equipment were incurred for the year ended December 31, 2015 as compared to $2.8 million for the year ended December 31, 2014. The 2014 impairment losses on rental equipment primarily relate to a certain type of unit that were determined to be functionally obsolete.

Restructuring Costs:  Restructuring costs were $9.2 million for the year ended December 31, 2015 as compared to $0.7 million for the year ended December 31, 2014. The 2015 restructuring costs primarily relate to actions to streamline operations and reduce costs in the US and Canada.

Currency Losses, Net:  Currency losses, net decreased by $5.5 million to $12.1 million for the year ended December 31, 2015 compared to $17.6 million for the year ended December 31, 2014. The decrease in currency losses was primarily attributable to the impact of foreign currency exchange rate changes on intercompany receivables denominated in a currency other than the US dollar. WSII’s currency losses, net are primarily attributable to fluctuations in the following exchange rates: US dollar/Euro, US dollar/British pound sterling, and US dollar/Australian dollar.

Change in Fair Value of Contingent Consideration:  Change in the fair value of the contingent consideration was $50.5 million for the year ended December 31, 2015, compared to a $48.5 million expense for the year ended December 31, 2014. The income in 2015 was a result of decreases in the fair value of the Earnout due to projected softness in occupancy for customers in the upstream oil and gas segments.

Other Expense, Net:  Other expense, net was $1.2 million for the year ended December 31, 2015 and $1.0 million for the year end December 31, 2014.

Interest Expense:  Interest expense increased $0.4 million, or 0.4% to $92.8 million for the year ended December 31, 2015 from $92.4 million at December 31, 2014. The increase is primarily due to an increase in the borrowings on the ABL Revolver. See Notes 9 and 10 to WSII’s 2016 consolidated financial statements for additional information regarding its loans and borrowings.

Interest Income:  Interest income increased $0.3 million, or 3.2%, to $9.8 million for the year ended December 31, 2015 from $9.5 million for the year ended December 31, 2014. This increase is primarily due to an increase in the principal balance of notes due from affiliates.

Loss On Extinguishment of Debt:  Loss on extinguishment of debt, net, was $2.3 million for the year ended December 31, 2014. As more fully disclosed in Note 9 of WSII’s 2016 consolidated financial statements, the 2014 loss on extinguishment of debt related to the repayment of certain financing in conjunction with amending the ABL Revolver.

Income Tax Benefit:  Income tax benefit increased $28.4 million to a $41.6 million benefit for the year ended December 31, 2015 compared to a $13.2 million benefit for the year ended December 31, 2014. This increase was principally due to the increase in WSII’s operating loss in 2014 which was driven by non-deductible permanent items for which no benefit is recognized.

Business Segments

WSII operates in two principal lines of business: modular leasing and sales and remote accommodations which are managed separately. The remote accommodations business is considered a single reportable segment. The remote accommodations business will cease to be part of Williams Scotsman as a result of the Carve-Out Transaction. Modular leasing and sales is comprised of two reportable segments: Modular—US and Modular—Other North America. The Modular—Other North America reportable segment is comprised of Canada (including Alaska) and Mexico.

The following tables and discussion summarize WSII’s reportable segment financial information, in thousands of dollars (excluding average modular utilization rate and average remote accommodations daily rate), for the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014. See Note 18 to WSII’s consolidated historical financial statements included elsewhere in this offering memorandum for additional information about WSII’s business segments. Future changes to WSII’s organizational structure may result in changes to the segments disclosed. See footnote 11 in the section entitled “Summary Historical and Pro Forma Condensed Financial Information” for a reconciliation of these metrics.

Business Segment Results

Nine Months Ended September 30, 2017 and 2016

	Reportable Business Segments
	Modular—US	Modular— Other North America	Remote Accommodations	Corporate & other	Consolidated
Nine months ended September 30, 2017
Revenue	$289,302	$36,792	$96,854	$(534)	$422,414
Gross profit	$107,535	$11,779	$35,891	$—	$155,205
Adjusted EBITDA	$79,189	$8,586	$43,981	$(9,673)	$122,083
Capital expenditures for rental equipment	$72,105	$3,705	$6,466	$—	$82,276
Modular space units on rent (average during the period)	35,679	5,011			40,690
Average modular space utilization rate	73.6%	51.1%			69.8%
Average modular space monthly rental rate	$530	532			$530
Portable storage units on rent (average during the period)	12,239	352			12,591
Average portable storage utilization rate	72.2%	52.1%			71.4%
Average portable storage monthly rental rate	$114	$117			$114
Average remote accommodations rooms on rent			3,992		3,992
Average remote accommodations daily rate			$85		$85
Nine months ended September 30, 2016
Revenue	$274,874	$49,257	$122,363	$(574)	$445,920
Gross profit	$104,179	$25,707	$51,437	$—	$181,323
Adjusted EBITDA	$76,807	$21,029	$69,676	$(11,525)	$155,987
Capital expenditures for rental equipment	$43,002	$2,910	$1,614	$—	$47,526
Modular space units on rent (average during the period)	35,349	5,580			40,929
Average modular space utilization rate	71.7%	56.2%			69.1%
Average modular space monthly rental rate	$496	$737			$529
Portable storage units on rent (average during the period)	13,312	351			13,663
Average portable storage utilization rate	77.3%	49.9%			76.2%
Average portable storage monthly rental rate	$111	$118			$111
Average remote accommodations rooms on rent			3,637		3,637
Average remote accommodations daily rate			$115		$115

Business Segment Results

Year Ended December 31, 2016, 2015 and 2014

	Reportable Business Segments
	Modular— US	Modular— Other North America	Remote Accommodations	Corporate & other	Consolidated
Year Ended December 31, 2016
Revenue	$365,496	$62,004	$149,467	$(888)	$576,079
Gross profit	$138,996	$30,082	$61,137	$—	$230,215
Adjusted EBITDA	$103,798	$24,360	$83,553	$(20,759)	$190,952
Capital expenditures for rental equipment	$60,418	$3,550	$5,102	$—	$69,070
Modular space units on rent (average during the period)	35,372	5,428			40,800
Average modular space utilization rate	72.0%	54.8%			69.1%
Average modular space monthly rental rate	$500	$685			$524
Portable storage units on rent (average during the period)	13,430	352			13,782
Average portable storage utilization rate	78.1%	50.3%			77.0%
Average portable storage monthly rental rate	$111	$117			$111
Average remote accommodations rooms on rent			3,577		3,577
Average remote accommodations daily rate			$109		$109
Year Ended December 31, 2015
Revenue	$352,648	$101,388	$181,692	$(701)	$635,027
Gross profit	$108,243	$55,719	$78,393	$(380)	$241,975
Adjusted EBITDA	$85,448	$45,495	$94,847	$(21,499)	$204,291
Capital expenditures for rental equipment	$98,135	$16,285	$62,552	$—	$176,972
Modular space units on rent (average during the period)	35,131	6,723			41,854
Average modular space utilization rate	69.7%	66.8%			69.2%
Average modular space monthly rental rate	$476	$915			$546
Portable storage units on rent (average during the period)	14,100	570			14,670
Average portable storage utilization rate	80.4%	67.1%			79.8%
Average portable storage monthly rental rate	$110	$100			$109
Average remote accommodations rooms on rent			4,290		4,290
Average remote accommodations daily rate			$114		$114
Year Ended December 31, 2014
Revenue	$358,426	$146,974	$139,468	$(449)	$644,419
Gross profit	$114,957	$84,807	$49,997	$(913)	$248,848
Adjusted EBITDA	$84,103	$74,817	$55,213	$(32,712)	$181,421
Capital expenditures for rental equipment	$21,511	$37,712	$49,022	$—	$108,245
Modular space units on rent (average during the period)	35,170	7,353			42,523
Average modular space utilization rate	67.4%	74.8%			68.6%
Average modular space monthly rental rate	$441	$1,087			$553
Portable storage units on rent (average during the period)	14,567	519			15,086
Average portable storage utilization rate	80.9%	62.1%			80.0%
Average portable storage monthly rental rate	$106	$137			$107
Average remote accommodations rooms on rent			3,398		3,398
Average remote accommodations daily rate			$103		$103

Modular—US Segment

Comparison of the Nine Months Ended September 30, 2017 and 2016

Revenue:  Total revenue increased $14.4 million, or 5.2%, to $289.3 million for the nine months ended September 30, 2017 from $274.9 million for the nine months ended September 30, 2016. Modular leasing revenue increased $15.7 million, or 8.9%, due to increased average monthly rental rates (including VAPs) and utilization on WSII’s modular space fleet. Modular delivery and installation revenues increased $2.7 million, or 4.7%, due to increased modular space deliveries as compared to 2016. New unit sales revenue decreased $4.8 million, or 18.2%, associated with reduced sale opportunities and decreased major projects revenue as a result of a strategic shift away from this market. Rental unit sales revenue increased $0.9 million, or 6.6%.

Gross Profit:  Gross profit increased $3.3 million, or 3.2%, to $107.5 million for the nine months ended September 30, 2017 from $104.2 million for the nine months ended September 30, 2016. Modular leasing gross profit increased $11.2 million, or 8.9% to $136.9 million, but was partially offset by decreased new and rental sales margins and lower delivery and installation margins, as well as increased depreciation of rental equipment of $2.5 million. The decrease in rental unit sales gross profit for 2017 was driven by a non-recurring transaction which contributed approximately $3.0 million to gross profit for the year ended December 31, 2016.

Adjusted EBITDA:  Adjusted EBITDA increased $2.4 million, or 3.1%, to $79.2 million for the nine months ended September 30, 2017 from $76.8 million for the nine months ended September 30, 2016. The increase was driven by increased modular leasing margins, offset partially by increased sales compensation and other SG&A costs of $3.6 million, or 5.2%, lower delivery and installation margins, and lower sale margins. The decrease in new and rental sale gross profits is attributable to a $3.0 million non-recurring transaction for the year ended December 31, 2016.

Capital Expenditures for rental equipment:  Capital expenditures increased $29.1 million, or 67.7%, to $72.1 million for the nine months ended September 30, 2017 from $43.0 million for the nine months ended September 30, 2016. The increase was driven by increased refurbishment efforts and investment in new units to drive additional modular unit volumes and incremental investments in VAPS.

Comparison of Years Ended December 31, 2016 and 2015

Revenue:  Total revenue increased $12.9 million, or 3.7%, to $365.5 million for the year ended December 31, 2016 from $352.6 million for the year ended December 31, 2015. Modular leasing revenue increased $12.9 million, or 5.7%, due to increased average monthly rental rates of 4% and utilization improvements of 2.3% on WSII’s modular space fleet. Modular delivery and installation revenues increased $2.4 million, or 3.3%, due to increased delivery and installation rates per transaction, partially offset by lower overall transactions as compared to 2015 due to lower capital investments made during the year to grow modular space unit on rental volumes. New unit sales revenue decreased $8.4 million, or 19.4%, associated with reduced sale opportunities and decreased major projects revenue as a result of a strategic shift away from this market. Rental unit sales revenue increased $6.0 million, or 49.2%, offsetting a portion of the decrease.

Gross Profit:  Gross profit increased $30.8 million, or 28.5%, to $139.0 million for the year ended December 31, 2016 from $108.2 million for the year ended December 31, 2015. The increase in gross profit was driven by higher modular leasing, delivery and installation, and rental unit sales volume and improved leasing, delivery and installation, and sales margins. The increase in rental unit sales gross profit for 2016 included a non-recurring transaction which contributed approximately $3.0 million to gross profit for the year ended December 31, 2016. The increase in gross profit was also affected by an $8.0 million reduction in depreciation of rental equipment for the year ended December 31, 2016.

Adjusted EBITDA:  Adjusted EBITDA increased $18.4 million, or 21.5%, to $103.8 million for the year ended December 31, 2016 from $85.4 million for the year ended December 31, 2015. The increase was driven by higher modular leasing and rental unit sales volume and improved leasing, delivery and installation and sales margins partially offset by increased SG&A costs.

Capital Expenditures for rental equipment:  Capital expenditures decreased $37.7 million, or 38.4%, to $60.4 million for the year ended December 31, 2016 from $98.1 million for the year ended December 31, 2015. The decrease was driven primarily by reduced spend for new units and reduced refurbishment efforts during 2016 given relatively steady modular volumes as compared to the prior year.

Comparison of Years Ended December 31, 2015 and 2014

Revenue:  Total revenue decreased $5.8 million, or 1.6%, to $352.6 million for the year ended December 31, 2015 from $358.4 million for the year ended December 31, 2014. New unit sales revenue decreased $15.4 million, or 26.3%, associated with reduced sale opportunities and decreased major projects revenue as a result of a strategic shift away from this market and reductions in sales capacity focused on this market. Rental unit sales revenue decreased $6.5 million, or 34.8%. Approximately 40% of the reduction was due to a 2014 sale of non-core equipment and the remainder of the reduction was driven by lower surplus inventory available for sale due to increasing utilization. Modular leasing revenue increased $14.3 million, or 6.8%, due to increased average monthly rental rates of 8% on modular space units, offsetting a portion of the decrease. Modular delivery and installation revenues increased $1.8 million, or 2.6%, due to increased modular space delivery transactions as compared to 2014, as well as increased delivery and installation rates per transaction.

Gross Profit:  Gross profit decreased $6.8 million, or 5.9%, to $108.2 million for the year ended December 31, 2015 from $115.0 million for the year ended December 31, 2014. The decrease in gross profit was driven by an $11.4 million increase in depreciation of rental equipment, lower new and rental sales volume, and lower delivery and installation margins. Improved modular leasing gross profit as a result of increased average monthly rental rates and improved margins offset a portion of the decrease.

Adjusted EBITDA:  Adjusted EBITDA increased $1.3 million, or 1.5%, to $85.4 million for the year ended December 31, 2015 from $84.1 million for the year ended December 31, 2014. The increase was driven by higher modular leasing gross profit as a result of increased average monthly rental rates and improved margins. This increase was partially offset by reduced new and rental sales gross profits and lower delivery and installation margins and higher SG&A costs.

Capital Expenditures:  Capital expenditures increased $76.6 million, or 356.3%, to $98.1 million for the year ended December 31, 2015 from $21.5 million for the year ended December 31, 2014. The increase was driven by increased factory spend for new units, increased VAPS spend, and increased refurbishment efforts during 2015 to support modular unit on rent growth of over 1,000 units on rent during 2015.

Modular—Other North America Segment

Comparison of the Nine Months Ended September 30, 2017 and 2016

Revenue:  Total revenue decreased $12.5 million, or 25.4%, to $36.8 million for the nine months ended September 30, 2017 from $49.3 million for the nine months ended September 30, 2016. Modular leasing revenue decreased $12.9 million, or 33.9%, due to decreased average monthly rental rates and utilization primarily in markets impacted by reduced upstream oil and gas sector investment. Approximately $10.2 million of the revenue decline resulted from a single project that reached completion in July 2016. New unit sales revenue increased $0.4 million, or 16.0%, which was partially offset by a rental unit sales revenue decline of $0.2 million, or 6.9%.

Gross Profit:  Gross profit decreased $13.9 million, or 54.1%, to $11.8 million for the nine months ended September 30, 2017 from $25.7 million for the nine months ended September 30, 2016. The decrease in gross profit was driven by lower modular leasing revenues as a result of lower average monthly rental rates and utilization. Approximately, $10.2 million of the gross profit decline resulted from a single project that reached completion in July 2016.

Adjusted EBITDA:  Adjusted EBITDA decreased $12.4 million, or 59.0%, to $8.6 million for the nine months ended September 30, 2017 from $21.0 million for the nine months ended September 30, 2016. The decrease in gross profit was driven by lower modular leasing revenues, partially offset by decreased SG&A costs. Approximately, $10.2 million of the Adjusted EBITDA decline resulted from a single project that reached completion in July 2016.

Capital Expenditures for rental equipment:  Capital expenditures increased $0.8 million, or 27.6%, to $3.7 million for the nine months ended September 30, 2017 from $2.9 million for the nine months ended September 30, 2016. The increase was driven primarily by increased factory spend in Mexico and increased investment in VAPS.

Comparison of Years Ended December 31, 2016 and 2015

Revenue:  Total revenue decreased $39.4 million, or 38.9%, to $62.0 million for the year ended December 31, 2016 from $101.4 million for the year ended December 31, 2015. Modular leasing revenue declined $29.6 million, or 39.3%, due to lower modular space utilization which decreased 12% and lower average monthly rental rates on modular space units, which declined 25% associated with reduced upstream oil and gas sector demand due to lower customer spending on the construction and development of new projects due to oil prices and the completion of existing contracts and projects. Modular delivery and installation revenues decreased $3.5 million, or 31.3%, due to decreased transaction volumes as a result of lower customer demand as well as decreased delivery and installation rates per transaction as compared to 2015. New unit sales revenue decreased $6.8 million, or 60.7%, associated with reduced sale opportunities. Rental unit sales revenue increased $0.5 million, or 13.7%, offsetting a portion of the decrease.

Gross Profit:  Gross profit decreased $25.6 million, or 46.0%, to $30.1 million for the year ended December 31, 2016 from $55.7 million for the year ended December 31, 2015. The effects of unfavorable foreign currency movements reduced gross profit by $1.7 million, as both the Canadian Dollar and the Mexican Peso were weaker against the US dollar. The decrease in gross profit, excluding the effects of foreign currency, was driven primarily by decreased revenues as a result of lower modular volumes, decreased average monthly rental rates, as well as by decreased new unit sales all related to lower customer demand, and increasing idle supply of units in the market. The decrease in gross profit was partially offset by a $1.1 million reduction in depreciation of rental equipment.

Adjusted EBITDA:  Adjusted EBITDA decreased $21.1 million, or 46.4%, to $24.4 million for the year ended December 31, 2016 from $45.5 million for the year ended December 31, 2015. This decrease was primarily driven by lower modular leasing margin due to declines in modular volumes and average monthly rental rates, and reduced new sales activity.

Capital Expenditures for rental equipment:  Capital expenditures decreased $12.7 million, or 77.9%, to $3.6 million for the year ended December 31, 2016 from $16.3 million for the year ended December 31, 2015. The decrease was driven by reduced capital expenditures due to market conditions and current utilization levels.

Comparison of Years Ended December 31, 2015 and 2014

Revenue:  Total revenue decreased $45.6 million, or 31.0%, to $101.4 million for the year ended December 31, 2015 from $147.0 million for the year ended December 31, 2014. Modular leasing revenue declined $22.7 million, or 23.1%, due to lower utilization on modular space units, which decreased 8% and lower average monthly rental rates on modular space units, which declined 16% associated with reduced upstream oil and gas sector demand due to a significant decline in customer spending on construction and development of new projects as a result of declines in oil prices from nearly $100 per barrel in the third quarter of 2014 to under $50 per barrel for most of 2015. The declines in oil prices also drove high returns as existing customer projects were completed or even cancelled. Modular delivery and installation revenues decreased $2.0 million, or 15.2%, due to decreased transaction volumes as compared to 2014 driven by lower customer demand. New unit sales revenue decreased $18.2 million, or 62.1%, associated with reduced sale opportunities due to market conditions. Rental unit sales revenue decreased $2.7 million, or 43.3%.

Gross Profit:  Gross profit decreased $29.1 million, or 34.3%, to $55.7 million for the year ended December 31, 2015 from $84.8 million for the year ended December 31, 2014. The effects of unfavorable foreign currency movements reduced gross profit by $6.0 million, as both the Canadian Dollar and the Mexican Peso were weaker against the US dollar, on a comparative basis. The decrease in gross profit, excluding the effects of foreign currency, was driven primarily by lower modular space volume and average monthly rental rates, as well as by decreased new unit and rental unit sales all related to lower customer demand, and increasing idle supply of units in the market driven by unfavorable market conditions. The decrease in gross profit was partially offset by a $0.4 million reduction in depreciation of rental equipment.

Adjusted EBITDA:  Adjusted EBITDA decreased $29.3 million, or 39.2%, to $45.5 million for the year ended December 31, 2015 from $74.8 million for the year ended December 31, 2014. This decrease was primarily driven by lower modular leasing margin in due to declines in volume and average monthly rental rates, and reduced new unit and rental sales activity as a result of market declines. Further, SG&A expenses increased $0.1 million primarily as a result of increased occupancy costs.

Capital Expenditures for rental equipment:  Capital expenditures decreased $21.4 million, or 56.8%, to $16.3 million for the year ended December 31, 2015 from $37.7 million for the year ended December 31, 2014. The decrease was driven by reduced factory spend for new units due to market conditions and utilization levels.

Remote Accommodations Segment

Comparison of the Nine Months Ended September 30, 2017 and 2016

Revenue:  Total revenue decreased $25.5 million, or 20.8%, to $96.9 million for the nine months ended September 30, 2017 from $122.4 million for the nine months ended September 30, 2016. The revenue decline was primarily a result of reduced remote accommodations average daily rental rates driven primarily by the modification and extension of its lease and services agreement with CoreCivic related to the South Texas Family Residential Center, partially offset by increased rooms on rent.

Average remote accommodation rooms on rent for the nine months ended September 30, 2017 and 2016 were 3,992 and 3,637, respectively. The 355 rooms, or 9.8%, increase was driven by higher core camp occupancy at several locations. The average remote accommodation daily rate was $85 for the nine months ended September 30, 2017 as compared to $115 the prior year. The $30, or 26.1%, decrease in daily rate was driven by lower average daily rental rates driven primarily by the modification and extension of its lease and services agreement with CoreCivic related to the South Texas Family Residential Center.

Gross Profit:  Gross profit decreased $15.5 million, or 30.2%, to $35.9 million for the nine months ended September 30, 2017 from $51.4 million for the nine months ended September 30, 2016. The decrease in gross profit was primarily due to lower the remote accommodations average daily rates, partially offset by an $11.8 million decrease in depreciation of rental equipment.

Adjusted EBITDA:  Adjusted EBITDA decreased $25.7 million, or 36.9%, to $44.0 million for the nine months ended September 30, 2017 from $69.7 million for the nine months ended September 30, 2016. This decrease is a result of the decrease in revenue discussed above offset by a decrease in SG&A as a result of lower employee costs, legal and professional fees, and bad debt expense.

Capital Expenditures for rental equipment:  Capital expenditures increased $4.9 million, or 306.3%, to $6.5 million for the nine months ended September 30, 2017 from $1.6 million for the nine months ended September 30, 2016. The increase was a result of a camp expansion in 2017.

Comparison of Years Ended December 31, 2016 and 2015

Revenue:  Total revenue decreased $32.2 million, or 17.7%, to $149.5 million for the year ended December 31, 2016 from $181.7 million for the year ended December 31, 2015. The revenue decline was primarily a result of reduction in average rooms on rent as a result of lower demand in the upstream oil and gas sector in 2016 and a contract extension with lower occupancy at the South Texas Family Residential Center.

Gross Profit:  Gross profit decreased $17.3 million, or 22.1%, to $61.1 million for the year ended December 31, 2016 from $78.4 million for the year ended December 31, 2015. The gross profit decline was primarily a result of reduction in average rooms on rent as a result of lower demand in the upstream oil and gas sector in 2016 and a contract extension with lower occupancy at the South Texas Family Residential Center.

Adjusted EBITDA:  Adjusted EBITDA decreased $11.2 million, or 11.8%, to $83.6 million for the year ended December 31, 2016 from $94.8 million for the year ended December 31, 2015. This decrease was primarily driven by lower remote accommodations volume and margin due to lower demand in the upstream oil and gas sector in 2016 and a contract extension with lower occupancy at the South Texas Family Residential Center.

Capital Expenditures for rental equipment:  Capital expenditures decreased $57.5 million, or 91.9%, to $5.1 million for the year ended December 31, 2016 from $62.6 million for the year ended December 31, 2015. That decrease was driven by reduced capital expenditures, from the higher than usual 2015 capital expenditures related to a new remote accommodations facility.

Comparison of Years Ended December 31, 2015 and 2014

Revenue:  Total revenue increased $42.2 million, or 30.3%, to $181.7 million for the year ended December 31, 2015 from $139.5 million for the year ended December 31, 2014. The revenue increase was primarily a result of higher average rooms on rent and higher average daily rental rate as a result of the South Texas Family Residential Center contract which began in late 2014.

Gross Profit:  Gross profit increased $28.4 million, or 56.8%, to $78.4 million for the year ended December 31, 2015 from $50.0 million for the year ended December 31, 2014. The gross profit increase was primarily a result of higher average rooms on rent and higher average daily rental rate as a result of the South Texas Family Residential Center contract which began in late 2014.

Adjusted EBITDA:  Adjusted EBITDA increased $39.6 million, or 71.7%, to $94.8 million for the year ended December 31, 2015 from $55.2 million for the year ended December 31, 2014. This increase was primarily driven by higher average rooms on rent and higher average daily rental rate as a result of the South Texas Family Residential Center which began late in 2014.

Capital Expenditures for rental equipment:  Capital expenditures increased $13.6 million, or 27.8%, to $62.6 million for the year ended December 31, 2015 from $49.0 million for the year ended December 31, 2014. That increase was higher than usual 2015 capital expenditures related to a new remote accommodations facility.

Corporate & other for the Nine Months Ended September 30, 2017 and 2016 and the Years Ended December 31, 2016, 2015 and 2014

Gross Profit:  The Corporate & other segment adjustments to revenue and gross profit pertain to the elimination of intercompany leasing transactions between the business segments.

Adjusted EBITDA:  Corporate & other segment expenses and eliminations to consolidated Adjusted EBITDA increased by $1.8 million or 15.7% to ($9.7) million for the nine months ended September 30, 2017 from ($11.5) million for the nine months ended September 30, 2016, due to lower legal and employee costs. Corporate & other segment costs and eliminations to consolidated Adjusted EBITDA decreased $0.7 million or 3.3% to ($20.8) million for the year ended December 31, 2016 from ($21.5) million for the year ended December 31, 2015 as a result of lower employee costs in 2016. Corporate & other segment expenses and eliminations to consolidated Adjusted EBITDA increased $11.2 million or 34.3% to ($21.5) million for the year ended December 31, 2015 from ($32.7) million for the year ended December 31, 2014. Corporate & other segment expenses decreased due to lower employee costs and legal and professional fees.

Liquidity and Capital Resources

Overview

The following summarizes WSII’s cash flows for the periods presented on an actual currency basis (in thousands):

	Nine months ended September 30,		Year ended December 31,
	2017	2016	2016	2015	2014
Cash flow from operating activities	$46,901	$68,380	$58,731	$119,865	$175,042
Cash flow from investing activities	(134,235)	(11,468)	(30,236)	(193,159)	(142,528)
Cash flow from financing activities	91,677	(56,050)	(31,394)	76,758	(37,044)

As an indirect majority-owned subsidiary of the Algeco Group, WSII is dependent upon the Algeco Group for its financing requirements as the Algeco Group uses a centralized approach to cash management and financing of its operations. WSII’s dependence on the in the ABL Revolver, as amended, as defined in Note 9 and amounts due to the Algeco Group (see Note 10). The Algeco Group’s principal sources of liquidity consist of existing cash and cash equivalents, cash generated from operations, borrowings under its ABL Revolver, as amended, and financing arrangements from TDR.

Algeco Groups’ ABL Revolver, as amended, totaled $865,620 and $853,160 at September 30, 2017 and December 31, 2016, respectively, excluding deferred financing fees. Algeco Group’s senior secured notes totaled $1,494,905 and $1,384,292 at September 30, 2017 and December 31, 2016, respectively, excluding deferred financing fees. The ABL Revolver matures on July 10, 2018 and the senior secured notes expire on October 15, 2018. Given WSII will be required to repay the ABL revolver on July 10, 2018, and WSII is dependent on Algeco Group, which will be required to repay the senior secured notes on October 2018, management has concluded that there is substantial doubt about WSII’s ability to continue as a going concern beyond the maturity date of the ABL Revolver and the senior secured notes. WSII’s ability to continue as a going concern will require it to restructure its and Algeco Group’s debt obligations or raise additional financing to fund its operating plans and debt obligations. WSII is working to restructure the terms of its debt or raise additional financing to fund current operating plans and repay debt obligations through at least the next 12 months. If WSII is unable to raise capital or restructure its debt when needed or on acceptable terms, it will be forced to reevaluate its future operating plans.

After giving effect to the Carve-Out Transaction and following the consummation of the Transactions, we plan to finance our continued operations, debt service and additional expenses for at least the next twelve months through cash on hand and cash generated together with borrowings available under the ABL Facility. If we pursue additional acquisitions in accordance with our business growth strategy, we may require additional debt or equity financing.

Comparison of the Nine Months Ended September 30, 2017 and 2016

Cash Flows from Operating Activities

Cash provided by operating activities for the nine months ended September 30, 2017 was $46.9 million as compared to $68.4 million for the nine months ended September 30, 2016, a decrease of $21.5 million. This decrease is primarily due to lower net income, excluding the impact of non-cash items, in 2017 compared to 2016.

Cash Flows from Investing Activities

Cash used in investing activities for the nine months ended September 30, 2017 was $134.2 million as compared to $11.5 million for the nine months ended September 30, 2016, an increase of $122.7 million. This increase was principally the result of an increase in notes due from affiliates, net of repayments, of $82.7 million, and an increase in cash used for the purchase of rental equipment of $34.8 million. WSII incurred capital expenditures for the purchase of rental equipment of $82.3 million and $47.5 million during the nine months ended September 30, 2017 and 2016, respectively. The increase in capital expenditures was primarily due to an increase in modular capital expenditures in the Modular—US segment in 2017 as a result of increased leasing demand.

Cash Flows from Financing Activities

Cash provided by financing activities for the nine months ended September 30, 2017 was $91.7 million as compared to $56.0 million cash used in financing activities for the nine months ended September 30, 2016, an increase of $147.7 million. This increase is primarily a result of borrowings in excess of repayments in 2017 compared to repayments in excess of borrowings in 2016.

Comparison of Years Ended December 31, 2015 and 2016 and December 31, 2014 and 2015

Cash Flows from Operating Activities

Cash provided by operating activities for the year ended December 31, 2016 was $58.7 million as compared to $119.9 million for year ended December 31, 2015, a decrease of $61.2 million. This decrease is primarily due to the lower level of cash provided by working capital, including the negative working capital impacts of accounts receivable, deferred revenue and accounts payable and accrued liabilities in 2016 as compared to 2015.

Cash provided by operating activities for the year ended December 31, 2015 was $119.9 million as compared to cash provided by operating activities of $175.0 million for year ended December 31, 2014, a decrease of $55.1 million. This decrease is primarily due to the negative working capital impact of deferred revenue and customer deposits, associated with a deposit received in 2014 related to a remote accommodations project.

Cash Flows from Investing Activities

Cash used in investing activities for the year ended December 31, 2016 was $30.2 million as compared to $193.2 million for the year ended December 31, 2015, a decrease of $163.0 million. This decrease was principally the result of a decrease in cash used of $107.9 million for the purchase of rental equipment. WSII incurred capital expenditures for the purchase of rental equipment of $69.1 million and $177.0 million during the years ended December 31, 2016 and 2015, respectively. The decrease in capital expenditures was primarily due to a reduction of modular capital expenditures in the US from the higher level experienced in 2015 as a result of strategic capital improvements to existing fleet units and due to reduced remote accommodations capital expenditures, from the higher than usual prior year capital expenditures related to a new facility. In addition, WSII received net proceeds from the repayment of notes due from affiliates of $12.2 million during the year ended December 31, 2016 compared to lending on notes due from affiliates of $25.2 million during the year ended December 31, 2015.

Cash used in investing activities for the year ended December 31, 2015 was $193.2 million as compared to $142.5 million for the year ended December 31, 2014, an increase of $50.7 million. This increase in cash used in investing activities was principally the result of an increase in cash used of $68.8 million for the purchase of rental equipment as a result of the strategic capital improvements made in the US in 2015 and the effects of lower sales of rental equipment. WSII incurred capital expenditures for the purchase of rental equipment of $177.0 million and $108.2 million during the years ended December 31, 2015 and 2014, respectively. WSII received proceeds from the sale of rental equipment of $15.7 million and $24.8 million during the years ended December 31, 2015 and 2014, respectively. In addition, WSII decreased net lending on notes due from affiliates to $25.2 million during the year ended December 31, 2015 compared to net lending on notes due from affiliates of $50.7 million during the year ended December 31, 2014.

Cash Flows from Financing Activities

Cash used in financing activities for the year ended December 31, 2016 was $31.4 million as compared to $76.8 million cash provided in financing activities for the year ended December 31, 2015, a decrease of $108.2 million. This decrease is a result of the repayment in excess of borrowings in 2016 compared to borrowings in excess of repayments in 2015.

Cash provided in financing activities for the year ended December 31, 2015 was $76.8 million as compared to cash used in financing activities of $37.0 million for the year ended December 31, 2014, an increase of $113.8 million. This increase was primarily due to a $106.4 million increase in the level of net receipts from the ABL Revolver in 2015 compared to net borrowing 2014.

WSII’s financing activities are more fully disclosed in Notes 9 and 10 of WSII’s consolidated financial statements included elsewhere in this offering memorandum.

Contractual Obligations

The following table presents information relating to WSII’s contractual obligations and commercial commitments as of September, 2017 after giving effect to the ABL Revolver, as amended (in thousands):

	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Long-term indebtedness, including current portion and interest (a)	$759,662	$711,256	$18,339	$30,067
Due to affiliates (a)	841,044	65,556	775,488	—
Capital lease obligations	23,047	1,977	4,955	16,115
Operating lease obligations	67,345	18,879	35,053	13,413
	$1,691,098	$797,668	$833,835	$59,565

(a)                                 As more fully disclosed in Notes 6 and 7 of WSII’s September 30, 2017 consolidated financial statements included elsewhere in this offering memorandum, long-term indebtedness includes borrowings and interest under WSII’s Notes due to affiliates, ABL Revolver, as amended, other debt, and financing obligations.

Off-Balance Sheet Arrangements

WSII has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Qualitative and Quantitative Disclosure about Market Risk

WSII’s primary ongoing market risks relate to foreign currency exchange rates and changes in interest rates.

Foreign Currency Risk

WSII maintains notes receivable and loan payable agreements with related parties which are denominated in currencies other than the functional currency of holder. WSII recognizes the unrealized foreign currency gains and losses on these arrangements in currency transaction gain (loss) on the consolidated statements of comprehensive income. WSII’s primary risk of loss regarding foreign currency exchange rate risk is caused by fluctuations in the following US dollar/Euro, US dollar/British pound sterling, US dollar/Canadian dollar, and US dollar/Australian dollar.

Interest Rate Risk

Borrowings under the Existing ABL Revolver are subject to variable rates. Interest rate changes generally impact the amount of WSII’s interest payments and, therefore, its future earnings and cash flows, assuming other factors are held constant. An increase in interest rates by 100 basis points on WSII’s variable rate debt would increase annual interest expense by approximately $6.6 million.

Seasonality

Although demand from certain of WSII’s customers is seasonal, WSII’s operations, as a whole, are not impacted in any material respect by seasonality.

Impact of Inflation

WSII believes that inflation has not had a material effect on its results of operations.

Critical Accounting Policies

WSII’s discussion and analysis of its financial condition, results of operations, liquidity and capital resources is based on its consolidated financial statements, which have been prepared in accordance with GAAP. GAAP requires that WSII make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. WSII bases these estimates on historical experience and on various other assumptions that it considers reasonable under the circumstances. WSII reevaluates its estimates and judgments. The actual results experienced by it may differ materially and adversely from its estimates. WSII believes that the following critical accounting policies involve a higher degree of judgment or complexity in the preparation of financial statements.

Revenue Recognition

WSII generates revenue from leasing rental equipment, delivery, installation, maintenance and removal services, remote accommodations services, including other services related to accommodations services, and sales of new and used rental equipment. WSII enters into arrangements with a single deliverable as well as multiple deliverables. Revenue under arrangements with multiple deliverables is recognized separately for each unit of accounting with the arrangement consideration allocated based on the relative selling price method. To the extent that multiple contracts with a single counter party are entered into, management considers whether they should be considered as one contract for accounting purposes.

Modular leasing and services revenue

Income from operating leases is recognized on a straight-line basis over the lease term. Delivery, installation, maintenance and removal services associated with rental activities are recognized upon completion of the related services.

WSII’s lease arrangements typically include lease deliverables such as the lease of modular space or portable storage units and related services including delivery, installation, maintenance and removal services. Arrangement consideration is allocated between lease deliverables and non-lease deliverables based on the relative estimated selling (leasing) price of each deliverable. Estimated selling (leasing) price of the lease deliverables and non-lease deliverables is based upon the best estimate of selling price method.

When leases and services are billed in advance, recognition of revenue is deferred until services are rendered. If equipment is returned prior to the contractually obligated period, the excess, if any, between the amount the customer is contractually required to pay over the cumulative amount of revenue recognized to date, is recognized as incremental revenue upon return.

Rental equipment is used generally under operating leases and, from time to time, under sales-type lease arrangements. Operating lease minimum contractual terms generally range from 1 month to 60 months, and averaged approximately 10 months for the year ended December 31, 2016.

Remote accommodations revenue

Revenue related to remote accommodations such as lodging and related ancillary services is recognized in the period in which services are provided pursuant to the terms of contractual relationships with the customers. In some contracts, rates may vary over the contract term. In these cases, revenue may be deferred and recognized on a straight-line basis over the contract. Arrangement consideration is allocated between lodging and services based on the relative estimated selling (leasing) price of each deliverable. Estimated price of the lodging and services deliverables is based on the price of lodging and services when sold separately or based upon the best estimate of selling price method.

Sales revenue

Sales revenue is primarily generated by the sale of new and used units. Revenue from the sale of new and used units is recognized upon delivery when there is evidence of an arrangement, the significant risks and rewards of ownership have been transferred to the buyer, the price is fixed and determinable and collectability is reasonably assured.

A portion of WSII’s results are derived from long-term contracts to customers for the sale of equipment and provision of services. Revenue under these construction-type contracts is generally recognized using percentage of completion accounting. Construction-type contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent that it is probable that those variations will result in revenue and can be measured reliably. When the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in profit or loss in proportion to the stage of completion of the contract determined by reference to the proportion of the costs incurred to date compared to estimated total costs under the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss when it becomes evident. For each construction contract in progress, a single asset (costs in excess of billings) or liability (deferred revenue) is presented for the total of costs incurred and recognized profits, net of progress payments and recognized losses, in trade receivables or deferred revenue.

Goodwill

WSII evaluates goodwill for impairment at least annually at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. For the purpose of impairment testing, goodwill acquired in a Business Combination is allocated to each of WSII’s reporting units that are expected to benefit from the combination. WSII evaluates changes in its reporting structure to assess whether that change impacts the composition of one or more of its reporting units. If the composition of WSII’s reporting units change, goodwill is reassigned between reporting units using the relative fair value allocation approach.

WSII performs the annual impairment test of goodwill at October 1. In addition, WSII performs qualitative impairment tests during any reporting period in which events or changes in circumstances quantitatively indicate that impairment may have occurred. Management judgment is a significant factor in the goodwill impairment evaluation process. The computations require management to make estimates and assumptions. Actual values may differ significantly from these assumptions, particularly if there are significant adverse changes in the operating environment of WSII’s reporting units.

In assessing the fair value of reporting units, WSII considers the market approach, the income approach, or a combination of both. Under the market approach, the fair value of the reporting unit is based on quoted market prices of companies comparable to the reporting unit being valued. While the market prices are not an assumption, a presumption that they provide an indicator of the value of the reporting unit is inherent in the valuation. The determination of the comparable companies also involves a degree of judgment. Earnings multiples used in the market approach ranged from 6.0 to 6.5 for the 2016 analysis. Under the income approach, the fair value of the reporting unit is based on the present value of estimated cash flows. The income approach relies on the timing and estimates of future cash flows, which are based on management’s estimates of economic and market conditions over the projected period, including growth rates in revenue, operating margins, capital expenditures and tax rates. The cash flows are based on WSII’s most recent business operating plans and various growth rates have been assumed for years beyond the current business plan period. The income approach also relies upon the selection of an appropriate discount rate, which is based on a weighted-average cost of capital analysis. The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants. Given current economic conditions, it is possible that the discount rate will fluctuate in the near term. The weighted-average costs of capital used to discount the cash flows for the 2016 analysis were 10.0% and 10.5% for Canada and Mexico, respectively.

Management believes the two approaches are appropriate valuation techniques with values that have historically been weighted equally. However, the weighting of the income approach was increased during the 2016 analysis to 100% and 60% for Canada and Mexico, respectively, as a result of the declining operating results therein. The 2016 analysis resulted in the impairment of the remaining goodwill recorded on the Mexican reporting unit, see note 7 in WSII’s 2016 consolidated financial statements. The calculated fair value of the Canadian reporting unit was in excess of its $285.6 million carrying value, including goodwill of $56.8 million, by approximately 23.9%.

If the carrying amount of the reporting unit exceeds the calculated fair value, the implied fair value of the reporting unit’s goodwill is determined. WSII allocates the fair value of the reporting unit to the respective assets and liabilities of the reporting unit as if the reporting unit had been acquired in separate and individual Business Combinations and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to their respective assets and liabilities is the implied fair value of goodwill. An impairment charge is recognized to the extent the carrying amount of goodwill exceeds the implied fair value.

Rental Equipment

Rental equipment (rental fleet) is comprised of assets held for rental and on rental to customers and remote accommodations buildings and facilities which are in use or available to be used by customers. Items of rental fleet are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Costs of improvements and betterments to rental equipment are capitalized when such costs extend the useful life of the equipment or increase the rental value of the unit. Costs incurred for equipment to meet a particular customer specification are capitalized and depreciated over the lease term. Maintenance and repair costs are expensed as incurred.

Depreciation of rental fleet assets is computed using the straight-line method over estimated useful lives and considering the residual value of those assets, as follows:

	Estimated Useful Life	Residual Value
Modular fleet	10 - 20 years	20 - 50%
Remote accommodations	15 years	0 - 25%
Other related rental equipment	2 - 7 years	0%

The useful lives and residual values vary based on the type of rental equipment and unit, local operating conditions and local business practices.

Receivables and Allowances for Doubtful Accounts

Receivables primarily consist of amounts due from customers from the lease or sale of modular space and portable storage units and their delivery and installation, VAPS and remote accommodations contracts. The trade accounts receivable are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the amount of losses expected to be incurred in the collection of these accounts. The estimated losses are based upon a review of outstanding receivables, including specific accounts and the related aging, and on historical collection experience. Specific accounts are written off against the allowance when management determines the account is uncollectible.

Reserves and Contingencies

WSII maintains reserves in a number of areas to provide coverage against exposures that arise in the ordinary course of business. These reserves cover areas such as uninsured losses, termination liabilities and reorganization activities. WSII recognizes or discloses a reserve when an assessment of the risk of loss is probable and can be reasonably estimated. Significant judgment is involved in determining whether these conditions are met. If WSII determines these conditions are not met, no reserves are recognized. Reserves are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and, if appropriate, the risks specific to the obligation. Significant judgment is involved in assessing the exposures in these areas and hence in setting the level of the required reserve.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made in such interpretation, or future changes to such assumptions, could necessitate future adjustments to tax benefit and expense already recorded. WSII establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on GAAP guidance for uncertainty in income taxes. The ultimate resolution of tax audits and interpretations of tax regulations could necessitate future adjustments to provisions established, which would likely affect WSII’s income tax benefit expense and profit (loss).

Deferred tax assets are recognized for all unused tax losses to the extent that it is more likely than not that taxable profit will be available against which the losses can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, WSII believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Please refer to the section entitled Recently Issued Accounting Standards under Note 1—Summary of Significant Account Policies in the notes to the 2016 consolidated financial statements of WSII included elsewhere in this offering memorandum for additional information on recently issued accounting standards and its plans for adoption of those standards.

Excerpt from “Certain Relationships and Related Party Transactions—Algeco Group Intercompany Arrangements”

Without giving effect to the Carve-Out Transaction, as of September 30, 2017, WSII was a debtor in respect of such loans with an aggregate principal balance of $762.3 million and accrued interest of $40.6 million and was a creditor in respect of such loans with an aggregate balance of principal balance of $337.9 million and accrued interest of $16.2 million.

Excerpt from “Certain Relationships and Related Party Transactions—FTI Fees”

In connection therewith, for the twelve months ended December 31, 2016, 2015 and 2014 and the nine months ended September 30, 2017, Williams Scotsman paid $0.9 million, $0.4 million, $0.4 million and $0.8 million in fees to FTI.

DESCRIPTION OF NOTES

Williams Scotsman International, Inc., a Delaware corporation (the “Company”), will issue the Notes (as defined below under “—General”) under an indenture dated as of the closing date of this offering (the “Indenture”), to be entered into by and among itself, Deutsche Bank Trust Company Americas, as trustee (together with its permitted successors and assigns, in such capacity, the “Trustee”) and as collateral agent (together with its permitted successors and assigns in such capacity, the “Collateral Agent”).  In this description, references to the “Company”, “we”, “our” or similar terms shall mean Williams Scotsman International, Inc., only, without its subsidiaries.

The statements under this caption relating to the Indenture, the Notes, the Intercreditor Agreement and the Security Documents are summaries and are not a complete description thereof, and where reference is made to particular provisions, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture, the Notes, the Intercreditor Agreement and the Security Documents.  The definitions of certain capitalized terms used in the following summary are set forth below under “—Certain Definitions.” Copies of the Indenture, the Intercreditor Agreement and the Security Documents are available upon request from the Company.  We urge you to read these documents carefully because they, and not the following description, govern your rights as a Holder.  The Indenture will not be qualified under the Trust Indenture Act of 1939, as amended, and, as a result, Holders will not receive the protections otherwise provided thereby.

General

The initial offering of the Notes will be for $300,000,000 in aggregate principal amount of           % senior secured notes due 2022 (the “Notes”).  Subject to the limitations described below under the covenants “—Limitation on Incurrence of Debt” and “—Limitation on Liens” (including the “Additional Second Lien Obligations” definition), the Company may from, time to time, without the consent of Holders, issue additional Notes (“Additional Notes”) under the Indenture having the same terms in all respects as the Notes, or similar in all respects to the Notes except for the payment of interest on the Notes (1) scheduled and paid prior to the date of issuance of those Additional Notes or (2) payable on the first interest payment date following that date of issuance.  The Notes offered hereby and any Additional Notes would be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions, offers to purchase and with respect to the Note Guarantees.  Any Additional Notes issued after this offering will be secured by the Collateral, equally and ratably, with the Notes.  As a result, the issuance of Additional Notes will have the effect of diluting the security interest of the Collateral for the then outstanding Notes and any Additional Second Lien Obligations.  Because, however, any Additional Notes may not be fungible with the Notes for U.S. federal income tax purposes, they may have a different CUSIP number or numbers and may be represented by a different global note or notes.  Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Notes,” references to “Notes” include any Additional Notes actually issued.

The Notes will mature on               , 2022.  The Notes will be issued only in fully registered form without coupons, in minimum denominations of $2,000 and integral multiples of

$1,000 in excess thereof.  Interest on the Notes will accrue at a rate of         % per annum and will be payable semi-annually in cash in arrears on                             and                           of         each year, commencing on       , 2018.  The Company will make each interest payment to the Holders of record of the Notes on the immediately preceding          and                           .  Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of original issuance.  Interest will be calculated based on a 360-day year consisting of 12 months of 30 days.

The Company will pay through the paying agent the principal of, premium, if any, and interest on the Notes:

•                                          at the office or agency maintained for that purpose;

•                                          at its option, with respect to Notes represented by definitive Notes, by check mailed to Holders at their respective addresses set forth in the register of Holders; or

•                                          with respect to Notes represented by global Notes the holders of which have provided the Company or the paying agent with wire transfer instructions, by wire transfer of immediately available funds to the account or accounts specified.

Until the Company designates another office or agency, its office or agency for the payment of the principal of, premium, if any, and interest on the Notes will be a corporate trust office of the Trustee, initially located at 60 Wall Street, 16th Floor, MS; NYC 60-1630, New York, New York 10005.  No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Guarantees

As of the Issue Date, the Notes will be fully and unconditionally Guaranteed (the “Note Guarantees”), on a joint and several basis, by Holdings and each direct or indirect wholly-owned U.S. organized Restricted Subsidiary that guarantees the Debt under the ABL Credit Facility.

As of the Issue Date, all of our Subsidiaries will be “Restricted Subsidiaries.”  Under the circumstances described below under the subheading “—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries,” any of our Subsidiaries on or after the Issue Date may be designated as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not Guarantee the Notes.  The Notes will be structurally subordinated in right of payment to all Debt and other liabilities (including trade payables and lease obligations) of Subsidiaries that do not provide Note Guarantees.  Claims of creditors of non-Guarantor Subsidiaries, including trade creditors, and claims of minority stockholders (other than the Guarantors) of those Subsidiaries will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Company and the Guarantors, including the Holders.  As of September 30, 2017, the Company’s Subsidiaries that will not be Guarantors represented approximately 12.9% of the Company’s consolidated assets and approximately 10.3% of the Company’s consolidated revenue.

The obligations of a Guarantor under its Note Guarantee will be limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance, fraudulent transfer, preference or transaction that is undervalued under applicable law.  The Note Guarantees will be secured by Liens on the Collateral described below under “—Security.” See “Risk Factors—Risks Relating to the Notes—A guarantee could be voided if it constitutes a fraudulent conveyance or fraudulent transfer under bankruptcy or similar state or foreign law, which would prevent the Noteholders from relying on that guarantor to satisfy claims” and “Risk Factors—Risks Relating to the Notes—In the event of our bankruptcy, the ability of the Noteholders to realize upon the collateral will be subject to certain bankruptcy law limitations.”

The Note Guarantee of a Guarantor and its obligations under the Note Documents will be automatically and unconditionally released:

(a)                                 in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation, amalgamation or otherwise) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” or “Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease” provisions of the Indenture;

(b)                                 in connection with any sale, issuance or other disposition of Equity Interests of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale, issuance or other disposition does not violate the “Asset Sale” provisions of the Indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of such sale, issuance or other disposition;

(c)                                  if the Company designates that Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(d)                                 upon that Guarantor becoming an Excluded Subsidiary;

(e)                                  upon the release, discharge or termination of the guarantee by, or direct obligations of, such Guarantor under the ABL Credit Facility or any First Lien Obligations, other than a release, discharge or termination by or as a result of payment in connection with the enforcement of remedies under such guarantee or direct obligations;

(f)                                   upon the release of such Guarantor from its Note Guarantee with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions described below under the caption “—Amendment, Supplement and Waiver”; or

(g)                                  upon legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture as provided below under the caption “—Satisfaction and Discharge of the Indenture; Defeasance.”

Upon any release of a Guarantor from its Note Guarantee, such Guarantor shall also be automatically and unconditionally released from its obligations under the Security Documents.

Ranking

Ranking of the Notes

The Notes will be senior secured obligations of the Company and will rank:

•                                          equally in right of payment with all existing and future senior Debt of the Company, including the ABL Credit Facility, any Additional First Lien Obligations and any Additional Second Lien Obligations;

•                                          senior in right of payment to all existing and future subordinated Debt of the Company;

•                                          effectively subordinated to the First Lien Obligations (including the Obligations under the ABL Credit Facility) to the extent of the value of the Collateral; and

•                                          structurally subordinated to any Debt or Obligations or other liabilities of any non-Guarantor Subsidiaries of the Company.

The Notes will be secured by a second-priority security interest in the Collateral (subject as to priority and otherwise to certain exceptions and Permitted Liens).  The First Lien Obligations are secured by a first-priority security interest in the Collateral.

After giving effect to this offering, the Transactions and the application of the net proceeds therefrom as described under “Use of Proceeds,” as of September 30, 2017, the Company and its Subsidiaries on a consolidated basis would have had $508.862 million of Debt on a consolidated basis.  In addition, Holdings, the Company and its Subsidiaries would have had approximately $600.0 million of available borrowings under the ABL Credit Facility, of which $190.0 million would have been drawn and $7.6 million was reserved for outstanding but undrawn letters of credit.  See “Description of Material Indebtedness—ABL Credit Facility.”

Ranking of the Note Guarantees

The Notes will be fully and unconditionally Guaranteed, on a joint and several basis, by each of the Guarantors.  Each Note Guarantee will be a senior secured obligation of the applicable Guarantor and will rank:

•                                          other than with respect to the guarantee of the Notes provided by Willscot Equipment II, LLC (which will be subordinated to the Debt under the ABL Credit Facility), equally in right of payment with all existing and future senior Debt (including Debt under the ABL Credit Facility) of such Guarantor;

•                                          senior in right of payment to all existing and future subordinated Debt of such Guarantor, if any; and

•                                          effectively subordinated to the First Lien Obligations (including Obligations under the ABL Credit Facility) guaranteed by such Guarantor, to the extent of the value of the Collateral pledged by such Guarantor.

Sinking Fund

There are no mandatory sinking fund payment obligations with respect to the Notes.

Security

The Obligations of the Company with respect to the Notes, the Obligations of the Guarantors under the Note Guarantees, and the performance of all other Obligations of the Company and the Guarantors under or relating to the Note Documents will be secured equally and ratably (together with any other Additional Second Lien Obligations) by a second-priority security interest in the Collateral.

The Collateral will consist of substantially the same assets securing the ABL Credit Facility and will include (a) a pledge of 100% of the Equity Interests of the Company and of each direct, wholly-owned Restricted Subsidiary of the Company and any Guarantor (which pledge, in the case of Capital Stock of any “controlled foreign corporation” within the meaning of Section 957 of the Code (any such non-U.S. Subsidiary, a “CFC”) (and any direct or indirect domestic Subsidiary of the Company that has no material assets (directly or through one or more disregarded entities) other than equity of one or more direct or indirect non-domestic Subsidiaries that are CFCs (any such entity, a “FSHCO”), shall be limited to 65% of the voting Capital Stock and 100% of the non-voting Capital Stock of such CFC or FSHCO) and (b) security interests in substantially all tangible and intangible personal property of the Company and the Guarantors (including, but not limited to, equipment, receivables, inventory, cash, deposit accounts, securities accounts, commodity accounts, general intangibles (including contract rights), investment property, intellectual property, intercompany notes, instruments, chattel paper, documents, letter of credit rights, commercial tort claims and proceeds of the foregoing), and mortgages on fee-owned real property with a Fair Market Value above $15.0 million owned by the Company and the Guarantors (the items described in clauses (a) and (b) above, but excluding any Excluded Assets (as defined below), collectively, the “Collateral”).

“Excluded Assets” means, with respect to the Company and any Guarantor:

(1)                                 any lease, license, franchise, charter, authorization, contract or agreement to which the Company or any Guarantor is a party, and any of its rights or interest thereunder, or any property subject to a purchase money security interest, Capital Lease Obligation or similar arrangement permitted under the Indenture, in each case, if and to the extent that the grant of a security interest therein (a) is prohibited by or would violate any law, rule or regulation applicable to the Company or such Guarantor or (b) is prohibited by or would violate any term, provision or condition of such lease, license, franchise, charter, authorization, contract, agreement or arrangement, or would create a right of termination in favor of any other unaffiliated third party thereto or otherwise require consent thereunder (provided that there shall be no obligation to obtain such consent), except, in each case, to the extent such prohibition is rendered ineffective under the Uniform Commercial Code or other applicable law; provided, however, that the Collateral shall include at such time as the contractual or legal prohibition shall no longer be applicable and to the extent severable, any portion of such lease, license, franchise, charter, authorization, contract, agreement, arrangement or property not subject to the prohibitions specified in clause (a) or (b) above (in each case, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or other applicable law); provided, further, that the exclusions referred to in this clause (1) shall not include any proceeds of any such lease, license, franchise, charter, authorization, contract, agreement, arrangement or property which are not otherwise Excluded Assets;

(2)                                 (a) voting Equity Interests of a CFC or FSHCO in excess of 65% of the Voting Stock owned by the Company or any Guarantor, (b) Equity Interests in joint ventures or any non-wholly-owned Subsidiaries to the extent not permitted by the terms of such Person’s organizational or joint venture documents or to the extent requiring the consent of one or more unaffiliated third parties (provided that there shall be no obligation to obtain such consent), except to the extent such provision is rendered ineffective under the Uniform Commercial Code or other applicable law and (c) Equity Interests in captive insurance Subsidiaries and not-for-profit Subsidiaries;

(3)                                 any “intent-to-use” application for registration of a trademark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d) of the Lanham Act, to the extent that, and during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration that issues from such intent-to-use application under applicable federal law;

(4)                                 (a) any leasehold interest (including any ground lease interest) in real property and (ii) any fee interest in owned real property with a Fair Market Value of less than $15.0 million (any real property not so excluded being “Material Real Property”);

(5)                                 assets, if and to the extent that a security interest in such asset (a) is prohibited by or in violation of any law, rule or regulation applicable to the Company or any Guarantor, and/or any contractual obligation to which the Company or a Guarantor is a party or by which it or any of its property is bound or (b) requires a consent of any governmental authority or other third party that has not been obtained, except, in the case of clauses (a) and (b), to the extent such prohibition or consent is rendered ineffective under the Uniform Commercial Code or other applicable law; provided, however, that the Collateral shall include (and such security interest shall attach thereto) at such time as the legal prohibition or requirement for consent shall no longer be applicable and to the extent severable, shall attach to any portion of such assets not subject to the prohibitions specified in clause (a) or (b) above (in each case, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or other applicable law); provided, further, that the exclusions referred to in this clause (5) shall not include any proceeds of any such assets which are not otherwise Excluded Assets;

(6)                                 margin stock;

(7)                                 any other property or assets owned by the Company or any Guarantor that is not secured by a Lien for the benefit of the lenders under the ABL Credit Facility; and

(8)                                 proceeds and products from any and all of the foregoing to the extent they are of the type described in clauses (1) through (7) above.

Upon the written request of the Company and delivery of an Officer’s Certificate to the Collateral Agent certifying that a particular asset constitutes an Excluded Asset, the Collateral Agent will provide a certification to any third party identified by the Company certifying that such Excluded Asset is not subject to the Lien under the Security Documents.

The Collateral will be initially pledged pursuant to a security agreement by and among the Company, the Guarantors and the Collateral Agent, as amended, supplemented or otherwise modified from time to time in accordance with its terms and the terms of the Indenture (the “Security Agreement”), and, to the extent the Company or any Guarantor owns Material Real Property on the Issue Date, one or more mortgages, deeds of trust or deeds to secure debt (the “Mortgages”) or other grants or transfers for security executed and delivered by the Company or the applicable Guarantor to the Collateral Agent for the benefit of the Collateral Agent, the Trustee, and the Holders.  For the avoidance of doubt, no assets of any Subsidiary that is not a Guarantor (including any Equity Interests owned by any such Subsidiary) shall constitute Collateral.

By accepting a Note, each Holder thereof will be deemed to have irrevocably appointed the Collateral Agent to act as it agent under the Security Documents and irrevocably authorized the Collateral Agent to (i) perform the duties and exercise the rights and powers that are specifically given to it under the Security Documents or other documents to which it is a party, together with any other incidental rights and powers and (ii) execute and deliver and perform its obligations under each document expressed to be executed by the Collateral Agent on its behalf.

Limitations on Stock Collateral

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions, the Company and the Guarantors are entitled to exercise any voting and other consensual rights pertaining to all Equity Interests pledged pursuant to the Security Agreement and to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Security Documents), to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income thereon.  Subject to the terms of the Intercreditor Agreement, upon the occurrence and during the continuance of an Event of Default, to the extent permitted by law and following notice by the Collateral Agent to the Company and the Guarantors:

(1)                                 all of the rights of the Company and the Guarantors to exercise voting or other consensual rights with respect to all Equity Interests included in the Collateral shall cease, and all such rights shall become vested in the Collateral Agent, which, subject to the terms of the Intercreditor Agreement, to the extent permitted by law, shall have the sole right to exercise such voting and other consensual rights; and

(2)                                 the Collateral Agent may, subject to the terms of the Intercreditor Agreement, take possession of and sell the Collateral or any part thereof in accordance with the terms of the Security Documents.

Upon the occurrence and during the continuance of an Event of Default, the Collateral Agent will be permitted, subject to applicable law and the terms of the Intercreditor Agreement described below under “—Intercreditor Agreement,” to exercise remedies and sell the Collateral under the Security Documents only at the direction of the registered Holders of a majority in aggregate principal amount of the outstanding Notes.

The Indenture and the Security Documents will require that the Company and the Guarantors grant to the Collateral Agent, for the benefit of the Collateral Agent, the Trustee and the Holders of the Notes, a second-priority Lien on property acquired after the Issue Date of the type described in the definition of Collateral (subject as to priority and otherwise, in each case, to certain exceptions and Permitted Liens).  The Company and the Guarantors will be required to use commercially reasonable efforts to grant, and to take certain actions to perfect each such Lien promptly, and in any case within 120 days, following the date such property is acquired.

The security interest of the Collateral Agent in certain of the Collateral may not be in place on the Issue Date.  See “Risk Factors—Risks Related to the Notes—Certain security over the collateral securing the Notes will not be in place upon the date of issuance of the Notes and will not be perfected on such date”. To the extent that any Collateral is not perfected on the Issue Date, the Indenture will require the Company and the Guarantors to use commercially reasonable efforts in order to grant a security interest to the Collateral Agent in such Collateral promptly, and in any case within 120 days following the Issue Date, and to take certain actions in order to perfect such security interest.  However, no assurance can be given that such security interest will be granted or perfected on a timely basis.  In addition, (a) no perfection actions shall be required with respect to (i) letter of credit rights, except to the extent constituting a supporting obligation for other Collateral as to which perfection is accomplished solely by the filing of a UCC financing statement, (ii) commercial tort claims of the Company and any Guarantor with a value of less than a certain amount, (iii) promissory notes evidencing debt for borrowed money in a principal amount of less than a certain amount or (iv) deposit accounts as to which the cost and burden of obtaining a control agreement thereover is disproportionate to the benefit to the Holders of obtaining a control agreement thereover, (b) share certificates of non-Material Subsidiaries and Unrestricted Subsidiaries shall not be required to be delivered and (c) no actions in any jurisdiction outside the United States or required by the laws of any jurisdiction outside the United States shall be required to be taken to create any security interests in assets located or titled outside of the United States or to perfect or make enforceable any security interests in any such assets. As a result, the Note Liens may not be perfected in certain of the Collateral, which could adversely affect the rights of the Holders with respect to such Collateral.  The Company and the Guarantors will be required to record the Collateral Agent’s lien on any title certificate relating to any rental fleet equipment and containers of the Company and the Guarantors constituting Collateral that are subject to certificate of title statutes to the extent that they record the First Lien Collateral Agent’s lien on any such title certificate.

Notwithstanding anything herein to the contrary, the lien and security interest granted to the Collateral Agent pursuant to the Security Documents and the exercise of any right or remedy by the Collateral Agent under the Security Documents are subject to the provisions of the Intercreditor Agreement.  In the event of any conflict between the terms of the Intercreditor Agreement and the Security Documents, the terms of the Intercreditor Agreement shall govern and control.

Intercreditor Agreement

On the date of the Indenture, the Company and the Guarantors will enter into an Intercreditor Agreement with the Collateral Agent, in its capacity as the collateral agent under the Indenture and Initial Second Lien Representative, and the collateral agent under the ABL Credit Facility, in its capacity as Initial First Lien Representative.  In the event that another Series of Additional First Lien Debt or Additional Second Lien Debt is created after the date of the Intercreditor Agreement, the Additional Representative and Additional Collateral Agent will become a party to the Intercreditor Agreement by executing a joinder in the form required under the Intercreditor Agreement.

The Intercreditor Agreement will set forth the terms of the relationship between the Second Lien Representatives, on behalf of all current and future Second Lien Claimholders, and the First Lien Representatives, on behalf of all current and future First Lien Claimholders, with respect to the Collateral, the subordination of the Second Lien Obligations to the First Lien Obligations, the administration and enforcement of the First Lien Obligations and the Second Lien Obligations, the application of proceeds from the Collateral, actions with respect to Insolvency or Liquidation Proceedings and certain related matters.

Subordination of Second Lien Obligations

The Intercreditor Agreement will provide that, notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Second Lien Obligations granted on the Collateral or of any Liens securing the First Lien Obligations granted on the Collateral and notwithstanding any provision of the UCC or any other applicable law or the Second Lien Debt Documents or any defect or deficiencies in, or failure to perfect or lapse in perfection of, or avoidance as a fraudulent conveyance or otherwise of, the Liens securing the First Lien Obligations, the subordination of such Liens to any other Liens, or any other circumstance whatsoever, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any Guarantor, each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will agree that: (i) any Lien on the Collateral securing any First Lien Obligations held by or on behalf of any First Lien Representative, any First Lien Collateral Agent or any First Lien Claimholders or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, will be senior in all respects and prior to any Lien on the Collateral securing any Second Lien Obligations; and (ii) any Lien on the Collateral securing any Second Lien Obligations held by or on behalf of any Second Lien Representative, any Second Lien Collateral Agent, any Second Lien Claimholders or any agent or trustee therefor regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any First Lien Obligations.  All Liens on the Collateral securing any First Lien Obligations will be and remain senior in all respects and prior to all Liens on the Collateral securing any Second Lien Obligations for all purposes, whether or not such Liens securing any First Lien Obligations are subordinated to any Lien securing any other obligation of the Company, any Guarantor or any other Person.

A portion of the First Lien Obligations represents, or may in the future represent, debt that is revolving in nature and that the amount thereof that may be outstanding at any time or from time to time may, subject to the covenants described under the captions “—Certain Covenants—Incurrence of Debt” and “—Certain Covenants—Limitation on Liens” be increased or reduced and subsequently reborrowed, and the terms of the First Lien Obligations may be modified, extended or amended from time to time, and the aggregate amount of the First Lien Obligations may be increased, replaced or refinanced, in each event, without notice to or consent by the Second Lien Claimholders and without affecting the provisions hereof.  The lien priorities provided for in the Intercreditor Agreement will not be altered or otherwise affected by any such amendment, modification, supplement, extension, repayment, reborrowing, increase, replacement, renewal, restatement or refinancing of either the First Lien Obligations or the Second Lien Obligations, or any portion thereof.

Restrictions on Enforcement of Second Lien Obligations

The Intercreditor Agreement will provide that, until the Discharge of First Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any Guarantor, the Second Lien Representatives, the Second Lien Collateral Agents and the Second Lien Claimholders:

(a)                                 will not commence or maintain, or seek to commence or maintain, any enforcement action or otherwise exercise any rights or remedies with respect to the Collateral; provided that in any Insolvency or Liquidation Proceeding any Second Lien Representative, Second Lien Collateral Agent or Second Lien Claimholder may take any action expressly permitted by the provisions described under the caption “—Insolvency or Liquidation Proceedings”;

(b)                                 will not contest, protest or object to any foreclosure proceeding or action brought by any First Lien Representative, any First Lien Collateral Agent or any First Lien Claimholder or any other exercise by any First Lien Representative, any First Lien Collateral Agent or any First Lien Claimholder of any rights and remedies relating to the Collateral under the First Lien Loan Documents or otherwise (including any enforcement action initiated by or supported by any First Lien Representative, any First Lien Collateral Agent or any First Lien Claimholder);

(c)                                  subject to their rights under clause (a) of this paragraph, will not object to the forbearance by any First Lien Representative, any First Lien Collateral Agent or any First Lien Claimholder from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral; and

(d)                                 no Second Lien Representative, Second Lien Collateral Agent or Second Lien Claimholder shall file any notice or other document under the federal Assignment of Claims Act 31 USC 3737, 41 USC 15 that requires payment to any Second Lien Representative, Second Lien Collateral Agent or Second Lien Claimholder,

in each case so long as any proceeds received by any First Lien Representative or First Lien Collateral Agent in excess of those necessary to achieve a Discharge of First Lien Obligations are distributed in accordance with the provisions described under the caption “—Application of Proceeds” and applicable law.

The Intercreditor Agreement will also provide that, until the Discharge of First Lien Obligations has occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any Guarantor, subject to clause (a) of the immediately preceding paragraph, the First Lien Representatives, the First Lien Collateral Agents and the First Lien Claimholders shall have the sole and exclusive right to commence and maintain an enforcement action or otherwise enforce rights, exercise remedies (including set-off, recoupment and the right to credit bid their debt, except that Second Lien Representatives shall have the credit bid rights set forth in clause (f) of the next paragraph, and subject to the terms of the Intercreditor Agreement, make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder; provided that any proceeds received by any First Lien Representative or First Lien Collateral Agent in excess of those necessary to achieve a Discharge of First Lien Obligations are distributed in accordance with the provisions described under the caption “—Application of Proceeds” and applicable law.  In commencing or maintaining any enforcement action or otherwise exercising rights and remedies with respect to the Collateral, the First Lien Representatives, the First Lien Collateral Agents and the First Lien Claimholders may enforce the provisions of the First Lien Loan Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion in compliance with any applicable law and without consultation with any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder and regardless of whether any such exercise is adverse to the interest of any Second Lien Claimholder.  Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the UCC and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

The Intercreditor Agreement will provide that, notwithstanding the foregoing, any Second Lien Representative, any Second Lien Collateral Agent and any other Second Lien Claimholder may:

(a)                                 file a claim or statement of interest with respect to the Second Lien Obligations; provided that an Insolvency or Liquidation Proceeding has been commenced by or against the Company or any Guarantor;

(b)                                 take any action (not adverse to the priority status of the Liens on the Collateral securing the First Lien Obligations, or the rights of any First Lien Representative, any First Lien Collateral Agent or the First Lien Claimholders to exercise remedies in respect thereof) in order to create, perfect, preserve or protect its Lien on the Collateral;

(c)                                  file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Second Lien Claimholders, including any claims secured by the Collateral, if any, in each case in accordance with the terms of the Intercreditor Agreement;

(d)                                 vote on any plan of reorganization, arrangement, compromise or liquidation, file any proof of claim, make other filings and make any arguments and motions that are, in each case, in accordance with the terms of the Intercreditor Agreement, with respect to the Second Lien Obligations and the Collateral; provided that no filing of any claim or vote, or pleading related to such claim or vote, to accept or reject a disclosure statement, plan of reorganization, arrangement, compromise or liquidation, or any other document, agreement or proposal similar to the foregoing by any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder, may be inconsistent with the provisions of the Intercreditor Agreement;

(e)                                  exercise any of its rights or remedies with respect to the Collateral to the extent permitted by clause (a) of the first paragraph under this caption “—Restrictions on Enforcement of Second Lien Obligations”; and

(f)                                   bid for or purchase Collateral at any public, private or judicial foreclosure upon such Collateral initiated by any First Lien Representative, any First Lien Collateral Agent or any other First Lien Claimholder, or any sale of Collateral during an Insolvency or Liquidation Proceeding; provided that such bid may not include a “credit bid” in respect of any Second Lien Obligations unless the cash proceeds of such bid are otherwise sufficient to, and are applied to, cause the Discharge of First Lien Obligations.

Pursuant to the Intercreditor Agreement, each Second Lien Representative and each Second Lien Collateral Agent, on behalf of itself and each other Second Lien Claimholder represented by it, will not take or receive any Collateral or any proceeds of Collateral in connection with the exercise of any right or remedy (including set-off and recoupment) with respect to any Collateral in its capacity as a creditor, unless and until the Discharge of First Lien Obligations has occurred, except in connection with any foreclosure expressly permitted by clause (a) of the first paragraph under this caption “—Restrictions on Enforcement of Second Lien Obligations” to the extent such Second Lien Representative or such Second Lien Collateral Agent and Second Lien Claimholders represented by it are permitted to retain the proceeds thereof in accordance with the provisions described under the caption “—Application of Proceeds” and applicable law.  Without limiting the generality of the foregoing, unless and until the Discharge of First Lien Obligations has occurred, except as expressly provided under this caption “—Restrictions on Enforcement of Second Lien Obligations” and the caption “—Adequate Protection”, the sole right of the Second Lien Representatives, the Second Lien Collateral Agents and the other Second Lien Claimholders with respect to the Collateral is to hold a Lien on the Collateral pursuant to the Second Lien Collateral Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of First Lien Obligations has occurred.

The Intercreditor Agreement will provide that, subject to this caption “—Restrictions on Enforcement of Second Lien Obligations” and the caption “—Adequate Protection”:

(a)                                 each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will agree that such Second Lien Representative or such Second Lien Collateral Agent and such Second Lien Claimholders represented by it will not take any action that would hinder any exercise of remedies under the First Lien Loan Documents or is otherwise prohibited hereunder, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise;

(b)                                 each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will waive any and all rights such Second Lien Representative or such Second Lien Collateral Agent and such Second Lien Claimholders represented by it may have as a junior lien creditor or otherwise to object to the manner in which any First Lien Representative, any First Lien Collateral Agent or any other First Lien Claimholder seeks to enforce or collect the First Lien Obligations or Liens securing the First Lien Obligations granted in any of the First Lien Collateral undertaken in accordance with the Intercreditor Agreement, regardless of whether any action or failure to act by or on behalf of any First Lien Representative, any First Lien Collateral Agent or any other First Lien Claimholder is adverse to the interest of any Second Lien Claimholder; and

(c)                                  each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will acknowledge and agree that no covenant, agreement or restriction contained in any Second Lien Debt Document (other than the Intercreditor Agreement) will be deemed to restrict in any way the rights and remedies of any First Lien Representative, any First Lien Collateral Agent or any other First Lien Claimholder with respect to the Collateral as set forth in the Intercreditor Agreement and the First Lien Loan Documents.

Except as specifically set forth in the Intercreditor Agreement, the Second Lien Representatives, the Second Lien Collateral Agents and the other Second Lien Claimholders may exercise rights and remedies as unsecured creditors against the Company or any Guarantor that has guaranteed or granted Liens to secure the Second Lien Obligations in accordance with the terms of the Second Lien Debt Documents and applicable law (other than initiating or joining in an involuntary case or proceeding under any Insolvency or Liquidation Proceeding with respect to any Guarantor); provided that in the event that any Second Lien Claimholder becomes a judgment Lien creditor in respect of Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Second Lien Obligations, such judgment Lien will be subject to the terms of the Intercreditor Agreement for all purposes (including in relation to the

First Lien Obligations) in the same manner as the other Liens securing the Second Lien Obligations are subject to the terms of the Intercreditor Agreement.

Except as specifically set forth in the Intercreditor Agreement, nothing therein shall prohibit the receipt by any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder of the required payments of interest, principal and other amounts owed in respect of the Second Lien Obligations so long as such receipt is not the direct or indirect result of the exercise by any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder of rights or remedies as a secured creditor (including set-off and recoupment) or enforcement in contravention of the Intercreditor Agreement of any Lien held by any of them or as a result of any other violation by any Second Lien Claimholder of the express terms of the Intercreditor Agreement.  Nothing in the Intercreditor Agreement will impair or otherwise adversely affect any rights or remedies any First Lien Representative, any First Lien Collateral Agent or any other First Lien Claimholder may have with respect to the First Lien Collateral.

Waiver of Right of Marshaling

The Intercreditor Agreement will provide that, until the Discharge of First Lien Obligations, each Second Lien Representative and each Second Lien Collateral Agent, on behalf of itself and each other Second Lien Claimholder represented by it, will agree not to assert and will waive, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or otherwise claim the benefit of any marshaling, appraisal, valuation or other similar right that may otherwise be available under applicable law with respect to any First Lien Collateral or any other similar rights a junior secured creditor may have under applicable law.

Insolvency or Liquidation Proceedings

The Intercreditor Agreement will provide that, until the Discharge of First Lien Obligations has occurred, if the Company or any Guarantor is subject to any Insolvency or Liquidation Proceeding and any First Lien Representative desires to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code) on which such First Lien Representative, such First Lien Collateral Agent or any other creditor has a Lien, or to permit the Company or any Guarantor to obtain financing, whether from the First Lien Claimholders or any other Person under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (“DIP Financing”) then each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will not:

(a)                                 object to such Cash Collateral use or DIP Financing (including any proposed orders for such Cash Collateral use and/or DIP Financing which are acceptable to any First Lien Representative); and

(b)                                 to the extent the Liens securing the First Lien Obligations are subordinated to or pari passu with such DIP Financing, each Second Lien Collateral Agent will subordinate its Liens in the Collateral to the Liens securing such DIP Financing (and all Obligations relating thereto) and each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will not request adequate protection or any other relief in connection therewith (except as expressly agreed by the designated First Lien Representative or to the extent permitted under the caption “—Adequate Protection”);

provided that the Second Lien Representatives and the other Second Lien Claimholders retain the right to object to any provision in any DIP Financing that (A) requires the sale, liquidation or other disposition of material assets that do not constitute Collateral or (B) requires specific and material terms of a plan of reorganization other than terms for a sale, liquidation or other disposition of Collateral; provided, for the avoidance of doubt, that plan terms regarding the sale, liquidation or other disposition of non-material assets are not material terms.

No Second Lien Claimholder may provide DIP Financing to the Company or any Guarantor secured by Liens equal or senior in priority to the Liens securing any First Lien Obligations.

Each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will agree pursuant to the Intercreditor Agreement that it will not seek consultation rights in connection with, and it will not object to or oppose, a motion to sell, liquidate or otherwise dispose of Collateral under Section 363 of the Bankruptcy Code if the requisite First Lien Claimholders have consented to such sale, liquidation or other disposition.  Each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will further agree pursuant to the Intercreditor Agreement that it will not directly or indirectly oppose or impede entry of any order in connection with such sale, liquidation or other disposition, including orders to retain professionals or set bid procedures in connection with such sale, liquidation or disposition, if the requisite First Lien Claimholders have consented to (i) such retention of professionals and bid procedures in connection with such sale, liquidation or disposition of such assets and (ii) the sale, liquidation or disposition of such assets, in which event the Second Lien Claimholders will be deemed to have consented to the sale or disposition of Collateral pursuant to Section 363(f) of the Bankruptcy Code, so long as such order does not impair the rights of the Second Lien Claimholders under Section 363(k) of the Bankruptcy Code.

Notwithstanding any other provision of the Intercreditor Agreement to the contrary, each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, agrees that (A) without the consent of the First Lien Claimholders, none of such Second Lien Representative or such Second Lien Collateral Agent, the Second Lien Claimholders represented by it or any agent or the trustee on behalf of any of them shall, for any purpose during any Insolvency or Liquidation Proceeding or otherwise, support, endorse, propose or submit, whether directly or indirectly, any plan of reorganization that provides for the impairment of repayment of the First Lien Obligations unless the designated First Lien Representative shall have consented to such plan in writing.

The Intercreditor Agreement will provide that, until the Discharge of First Lien Obligations has occurred, each Second Lien Representative and each Second Lien Collateral

Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will agree that none of them shall:  (i) seek (or support any other Person seeking) relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral, without the prior written consent of the First Lien Representatives, unless a motion for adequate protection permitted under the caption “—Adequate Protection” has been denied by a bankruptcy court or (ii) oppose (or support any other Person in opposing) any request by any First Lien Representative or First Lien Collateral Agent for relief from such stay.

Adequate Protection.

Pursuant to the Intercreditor Agreement, each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will agree that none of them will contest (or support any other Person contesting) any request by any First Lien Representative, any First Lien Collateral Agent or other First Lien Claimholder for adequate protection under any Bankruptcy Law; or any objection by any First Lien Representative, any First Lien Collateral Agent or other First Lien Claimholder to any motion, relief, action or proceeding based on such First Lien Representative, First Lien Collateral Agent or First Lien Claimholder claiming a lack of adequate protection.

Notwithstanding the foregoing, in any Insolvency or Liquidation Proceeding (a) if the First Lien Claimholders (or any subset thereof) are granted adequate protection in the form of additional collateral (except that it will be agreed the Second Lien Collateral securing the Note Obligations shall be limited to Second Lien Collateral of the Company and the Guarantors and any Additional Second Lien Obligations may be similarly limited) in connection with any Cash Collateral use or DIP Financing, then each Second Lien Collateral Agent, for itself and on behalf of any other Second Lien Claimholder represented by it, may seek or request adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the Liens securing the First Lien Obligations and such Cash Collateral use or DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second Lien Obligations are so subordinated to the First Lien Obligations under the Intercreditor Agreement; and (b) the Second Lien Representatives, the Second Lien Collateral Agents and Second Lien Claimholders shall only be permitted to seek adequate protection with respect to their rights in the Collateral in any Insolvency or Liquidation Proceeding in the form of: (i) additional collateral; provided that as adequate protection for the First Lien Obligations, each First Lien Collateral Agent, on behalf of the First Lien Claimholders represented by it, is also granted a Lien on such additional collateral, which Lien shall be senior to any Lien of the Second Lien Representatives, the Second Lien Collateral Agents and the Second Lien Claimholders on such additional collateral on the same basis as the Liens securing the First Lien Obligations are so secured on the Collateral; (ii) replacement Liens on the Collateral; provided that as adequate protection for the First Lien Obligations, each First Lien Collateral Agent, on behalf of the First Lien Claimholders represented by it, is also granted replacement Liens on the Collateral, which Liens shall be senior to the Liens of the Second Lien Representatives, the Second Lien Collateral Agents and the Second Lien Claimholders on the Collateral on the same basis as the Liens securing the First Lien Obligations are so secured on the Collateral; (iii) an administrative expense claim; provided that as adequate protection for the First Lien Obligations, each First Lien Representative, on behalf of the First Lien Claimholders represented by it, is also granted an administrative expense claim which is senior and prior to the administrative expense claim of the Second Lien Representatives and the other Second Lien Claimholders; and (iv) cash payments with respect to interest on the Second Lien Obligations; provided that (1) as adequate protection for the First Lien Obligations, each First Lien Representative, on behalf of the First Lien Claimholders represented by it, is also granted cash payments with respect to interest on the First Lien Obligation represented by it and (2) such cash payments do not exceed an amount equal to the interest accruing on the principal amount of Second Lien Obligations outstanding on the date such relief is granted at the interest rate under the applicable Second Lien Debt Documents and accruing from the date the applicable Second Lien Representative is granted such relief.

If any Second Lien Claimholder receives post-petition interest and/or adequate protection payments in an Insolvency or Liquidation Proceeding (“Second Lien Adequate Protection Payments”) and the First Lien Claimholders do not receive payment in full in cash of all First Lien Obligations upon the effectiveness of the plan of reorganization for, or conclusion of, that Insolvency or Liquidation Proceeding, then each Second Lien Claimholder shall pay over to the First Lien Claimholders an amount (the “Pay-Over Amount”) equal to the lesser of (i) the Second Lien Adequate Protection Payments received by such Second Lien Claimholder and (ii) the amount of the short-fall (the “Short Fall”) in payment in full in cash of the First Lien Obligations; provided that to the extent any portion of the Short Fall represents payments received by the First Lien Claimholders in the form of promissory notes, equity or other property equal in value to the cash paid in respect of the Pay-Over Amount, the First Lien Claimholders shall, upon receipt of the Pay-Over Amount, transfer those promissory notes, equity or other property, equal in value to the cash paid in respect of the Pay-Over Amount, to the applicable Second Lien Claimholders pro rata in exchange for the Pay-Over Amount.  Notwithstanding anything in the Intercreditor Agreement to the contrary, the First Lien Claimholders shall not be deemed to have consented to, and expressly retain their rights to object to, the grant of adequate protection in the form of cash payments to the Second Lien Claimholders made pursuant to the Intercreditor Agreement.

Each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, agrees that notice of a hearing to approve DIP Financing or use of Cash Collateral on an interim basis shall be adequate if delivered to such Second Lien Representative and Second Lien Collateral Agent at least two (2) business days in advance of such hearing and that notice of a hearing to approve DIP Financing or use of Cash Collateral on a final basis shall be adequate if delivered to such Second Lien Representative and Second Lien Collateral Agent at least fifteen (15) days in advance of such hearing.

Subject to the terms of the Intercreditor Agreement with respect to post-petition interest, the Intercreditor Agreement will not prohibit or in any way limit any First Lien Representative or any other First Lien Claimholder from objecting in any Insolvency or Liquidation Proceeding or otherwise to any action taken by any Second Lien Representative or any other Second Lien Claimholder, including the seeking by any Second Lien Representative or any other Second Lien Claimholder of adequate protection or the asserting by any Second Lien Representative or any other Second Lien Claimholder of any of its rights and remedies under the Second Lien Debt Documents or otherwise.

If any First Lien Claimholder is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of the Company or any Guarantor any amount paid in respect of First Lien Obligations (a “Recovery”), then such First Lien Claimholder shall be entitled to a reinstatement of its First Lien Obligations with respect to all such recovered amounts on the date of such Recovery, and from and after the date of such reinstatement the Discharge of First Lien Obligations shall be deemed not to have occurred for all purposes under the Intercreditor Agreement.  If the Intercreditor Agreement will have been terminated prior to such Recovery, it will be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement.

Pursuant to the Intercreditor Agreement, each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, and each First Lien Representative and each First Lien Collateral Agent, for itself and on behalf of each other First Lien Claimholder represented by it, will acknowledge and agree that (i) the grants of Liens pursuant to the First Lien Collateral Documents and the Second Lien Collateral Documents constitute two separate and distinct grants of Liens; and (ii) because of, among other things, their differing rights in the Collateral, the Second Lien Obligations are fundamentally different from the First Lien Obligations and must be separately classified in any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding.

To further effectuate the intent of the parties as provided in the immediately preceding sentence, the Intercreditor Agreement will provide that, if it is held that the claims of the First Lien Claimholders and the Second Lien Claimholders in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each of the parties to the Intercreditor Agreement will acknowledge and agree that all distributions shall be made as if there were separate classes of senior and junior secured claims against the Guarantors in respect of the Collateral (with the effect being that, to the extent that the aggregate value of the Collateral is sufficient (for this purpose ignoring all claims held by the Second Lien Claimholders), the First Lien Claimholders shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest and other claims, all amounts owing (or that would be owing if there were such separate classes of senior and junior secured claims) in respect of post-petition interest (including any additional interest payable pursuant to the First Lien Loan Documents, arising from or related to a default, which is disallowed as a claim in any Insolvency or Liquidation Proceeding) before any distribution is made in respect of the claims held by the Second Lien Claimholders with respect to the Collateral, with each Second Lien Representative and each Second Lien Collateral Agent, for itself and on behalf of each other Second Lien Claimholder represented by it, will agree pursuant to the Intercreditor Agreement to turn over to the designated First Lien Collateral Agent, for itself and on behalf of each other First Lien Claimholder, Collateral or proceeds of Collateral otherwise received or receivable by them to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Second Lien Claimholders).

Application of Proceeds

So long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any

Guarantor, any Collateral or any proceeds thereof and any insurance proceeds to be distributed and received in connection with any enforcement action or other exercise of remedies by any First Lien Representative, any First Lien Collateral Agent or any First Lien Claimholder shall be applied as follows:

FIRST, by the Designated First Lien Collateral Agent and the other First Lien Collateral Agents or the First Lien Representatives, as applicable, to the First Lien Obligations in such order as specified in the relevant First Lien Loan Documents and, if then in effect, the First Lien Pari Passu Intercreditor Agreement, until a Discharge of First Lien Obligations; provided, that any non-cash Collateral or non-cash proceeds may be held by the applicable First Lien Collateral Agent as Collateral unless the failure to apply such amounts would be commercially unreasonable; provided that any such proceeds from a non-ECP Grantor shall not be applied to any First Lien Obligation that constitutes a Swap Obligation;

SECOND, by the designated Second Lien Collateral Agent and the other Second Lien Collateral Agents or the Second Lien Representatives, as applicable, to the applicable Second Lien Obligations in such order as specified in the applicable Second Lien Collateral Documents and, if then in effect, the Second Lien Pari Passu Intercreditor Agreement, until a Discharge of Second Lien Obligations; provided that any such proceeds from a non-ECP Grantor shall not be applied to any Second Lien Obligation that constitutes a Swap Obligation; and

THIRD, to the Company and the Guarantors, their successors or assigns from time to time, or to whomever may be lawfully entitled to receive the same.

The Intercreditor Agreement will provide that, so long as the Discharge of First Lien Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against the Company or any Guarantor, any Collateral or any proceeds thereof (other than debt obligations of a reorganized debtor distributed as contemplated by the Intercreditor Agreement) received by any Second Lien Representative, Second Lien Collateral Agent or any other Second Lien Claimholder in connection with any enforcement action or other exercise of any right or remedy relating to the Collateral, less any reasonable out-of-pocket expenses incurred in connection with such enforcement action, in all cases shall be segregated and held in trust and forthwith paid over to the Designated First Lien Collateral Agent for the benefit of the First Lien Claimholders in the same form as received, with any necessary endorsements (which endorsements shall be without recourse and without any representations or warranties) or as a court of competent jurisdiction may otherwise direct.  The Designated First Lien Collateral Agent shall be authorized to make any such endorsements as agent for the Second Lien Representatives, Second Lien Collateral Agents or any such other Second Lien Claimholder.  This authorization shall be coupled with an interest and shall be irrevocable until the Discharge of First Lien Obligations.

So long as the Discharge of First Lien Obligations has not occurred, if in any Insolvency or Liquidation Proceeding any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder will receive any distribution of money or other property in respect of the Collateral or proceeds thereof such money or other property (other than debt obligations of the reorganized debtor distributed as contemplated by the Intercreditor Agreement) shall be segregated and held in trust and forthwith paid over to the Designated First

Lien Collateral Agent for the benefit of the First Lien Claimholders in the same form as received, with any necessary endorsements (which endorsements shall be without recourse and without any representations or warranties).  The Designated First Lien Collateral Agent shall be be authorized to make any such endorsements as agent for the Second Lien Representatives, the Second Lien Collateral Agents or any such other Second Lien Claimholder.  This authorization shall be coupled with an interest and shall be irrevocable until the Discharge of First Lien Obligations. Any Lien received by any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder in respect of any of the Second Lien Obligations in any Insolvency or Liquidation Proceeding shall be subject to the terms of the Intercreditor Agreement.

Bailee for Protection

The Intercreditor Agreement will provide that, each First Lien Collateral Agent will hold that part of the Collateral that is in its possession or control (or in the possession or control of its agents or bailees), to the extent that possession or control thereof is taken to perfect a Lien thereon under the UCC (such Collateral being the “Pledged Collateral”), as collateral agent for the First Lien Claimholders and as gratuitous bailee for the Second Lien Collateral Agents (such bailment being intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2) and 9-313(c) of the UCC) and any assignee thereof solely for the purpose of perfecting the security interest granted under the First Lien Loan Documents and the Second Lien Debt Documents, respectively, subject to the terms and conditions of the Intercreditor Agreement.  Solely with respect to any deposit accounts under the control (within the meaning of Section 9-104 of the UCC) of any First Lien Collateral Agent, such First Lien Collateral Agent agrees to also hold control over such deposit accounts as gratuitous agent for the Second Lien Collateral Agents, subject to the terms and conditions of the Intercreditor Agreement.  Prior to a Discharge of First Lien Obligations, at the request of the Designated First Lien Collateral Agent, each Second Lien Collateral Agent shall turn over possession of any Pledged Collateral in possession of such Second Lien Collateral Agent to the Designated First Lien Collateral Agent.

No Duties of First Lien Representatives or Second Lien Representatives

The Intercreditor Agreement will provide that, each First Lien Representative and each First Lien Collateral Agent, on behalf of itself and each other First Lien Claimholder represented by it, acknowledges and agrees that no Second Lien Representative or other Second Lien Claimholder has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the Second Lien Debt Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon.  Except as otherwise provided herein, the Second Lien Claimholders will be entitled to manage and supervise their respective extensions of credit under the Second Lien Debt Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate.  Each Second Lien Representative and each Second Lien Collateral Agent, on behalf of itself and each other Second Lien Claimholder represented by it, will acknowledge and agree that no First Lien Representative or other First Lien Claimholder has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectability or enforceability of any of the First Lien Loan Documents, the ownership of any Collateral or the perfection or priority of any Liens thereon.  Except as otherwise provided herein, the First Lien Claimholders will be entitled to manage and supervise their respective loans and extensions of credit under the First Lien Loan Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate.  The Second Lien Representatives, the Second Lien Collateral Agents and the other Second Lien Claimholders shall have no duty to the First Lien Representatives, the First Lien Collateral Agents or any of the other First Lien Claimholders, and the First Lien Representatives, the First Lien Collateral Agents and the other First Lien Claimholders shall have no duty to the Second Lien Representative, the Second Lien Collateral Agents or any of the other Second Lien Claimholders, to act or refrain from acting in a manner which allows, or results in, the occurrence or continuance of an event of default or default under any agreements with the Company or any Guarantor (including the First Lien Loan Documents and the Second Lien Debt Documents), regardless of any knowledge thereof with which they may have been or may be charged.

Insurance

The Intercreditor Agreement will provide that, unless and until the Discharge of First Lien Obligations has occurred, the First Lien Representatives, the First Lien Collateral Agents and the other First Lien Claimholders shall have the sole and exclusive right, subject to the rights of the Guarantors under the First Lien Loan Documents, to adjust settlement for any insurance policy covering the Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding (or any deed in lieu of condemnation) affecting the Collateral.  Unless and until the Discharge of First Lien Obligations has occurred, and subject to the rights of the Guarantors under the First Lien Loan Documents, all proceeds of any such policy and any such award (or any payments with respect to a deed in lieu of condemnation) if in respect of the Collateral shall be distributed in accordance with the provisions under the caption “—Application of Proceeds” and applicable law; provided that, for the avoidance of doubt, such proceeds from any such policy, award or payment in respect of a non-ECP Grantor shall not be applied to any First Lien Obligation or any Secured Lien Obligation, in each case that constitutes a Swap Obligation. Until the Discharge of First Lien Obligations has occurred, if any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in contravention of the Intercreditor Agreement, then it shall segregate and hold in trust and forthwith pay such proceeds over to the Designated First Lien Collateral Agent in accordance with the provisions described under the caption “—Application of Proceeds” and applicable law.

Amendments, Modifications, Refinancings, and Replacements of First Lien Obligations and Second Lien Obligations

The Intercreditor Agreement will provide that, no right of the First Lien Claimholders, the First Lien Representatives, the First Lien Collateral Agents or any of them to enforce any provision of the Intercreditor Agreement or any First Lien Loan Document shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or any Guarantor or by any act or failure to act by any First Lien Claimholder, First Lien Representative or First Lien Collateral Agent, or by any noncompliance by any Person with the terms, provisions and covenants of the Intercreditor Agreement, any of the First Lien Loan Documents

or any of the Second Lien Debt Documents, regardless of any knowledge thereof which any First Lien Representative, First Lien Collateral Agent or any First Lien Claimholder, or any of them, may have or be otherwise charged with.

Without in any way limiting the generality of the foregoing paragraph (but subject to the rights of the Company and the Guarantors under the First Lien Loan Documents and subject to the provisions of the Intercreditor Agreement), the First Lien Claimholders, the First Lien Representatives, the First Lien Collateral Agents and any of them may, at any time and from time to time in accordance with the First Lien Loan Documents and/or applicable law, without the consent of, or notice to, any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder, without incurring any liabilities to any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder and without impairing or releasing the Lien priorities and other benefits provided in the Intercreditor Agreement (even if any right of subrogation or other right or remedy of any Second Lien Representative, any Second Lien Collateral Agent or any other Second Lien Claimholder is affected, impaired or extinguished thereby) do any one or more of the following:

(a)                                 change the manner, place or terms of payment or change or extend the time of payment of, or amend, renew, exchange, increase or alter, the terms of any of the First Lien Obligations or any Lien on any First Lien Collateral or guaranty of any of the First Lien Obligations or any liability of the Company or any Guarantor, or any liability incurred directly or indirectly in respect thereof (including any increase in or extension of the First Lien Obligations, without any restriction as to the tenor or terms of any such increase or extension) or otherwise amend, renew, exchange, extend, modify or supplement in any manner any Liens held by any First Lien Representative, any First Lien Collateral Agent or any of the other First Lien Claimholders, the First Lien Obligations or any of the First Lien Loan Documents;

(b)                                 sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner and in any order any part of the First Lien Collateral or any liability of the Company or any Guarantor to any of the First Lien Claimholders, the First Lien Representatives or the First Lien Collateral Agents, or any liability incurred directly or indirectly in respect thereof;

(c)                                  settle or compromise any First Lien Obligation or any other liability of the Company or any Guarantor or any security therefor or any liability incurred directly or indirectly in respect thereof and apply any sums by whomsoever paid and however realized to any liability (including the First Lien Obligations) in any manner or order; and

(d)                                 exercise or delay in or refrain from exercising any right or remedy against the Company or any Guarantor or any other Person or any security, and elect any remedy and otherwise deal freely with the Company, any Guarantor or any First Lien Collateral and any security and any guarantor or any liability of the Company or any Guarantor to the First Lien Claimholders or any liability incurred directly or indirectly in respect thereof.

Each Second Lien Representative and each Second Lien Collateral Agent, on behalf of itself and each other Second Lien Claimholder represented by it, will agree pursuant to the Intercreditor Agreement that in the event any First Lien Collateral Agent or the applicable First Lien Claimholders and the Company or the relevant Guarantor enter into any amendment, waiver or consent in respect of any of the First Lien Collateral Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any First Lien Collateral Document or changing in any manner the rights of the applicable First Lien Collateral Agent, such First Lien Claimholders, the Company or any other Guarantor thereunder, then such amendment, waiver or consent shall apply automatically to any comparable provision of a Second Lien Collateral Document without the consent of any Second Lien Representative, Second Lien Collateral Agent, any other Second Lien Claimholder, the Company or any other Guarantor and without any action by any Second Lien Representative, any Second Lien Collateral Agent, any other Second Lien Claimholder, the Company or any other Guarantor, provided that:

(1)                                 no such amendment, waiver or consent shall have the effect of:

(a)                                 removing assets subject to the Lien of the Second Lien Collateral Documents, except to the extent that a release of such Lien is permitted or required by the Intercreditor Agreement in connection with an Enforcement Action by any First Lien Representative or any First Lien Collateral Agent or any other exercise of any First Lien Representative’s or any First Lien Collateral Agent’s remedies in respect of the Collateral, and provided that there is a corresponding release of the Liens securing the First Lien Obligations on such removed assets;

(b)                                 imposing duties on any Second Lien Collateral Agent or any Second Lien Representative without its consent;

(c)                                  permitting other Liens on the Collateral not permitted under the terms of the Second Lien Debt Documents or the Intercreditor Agreement; or

(d)                                 being prejudicial to the interests of the Second Lien Claimholders to a greater extent than the First Lien Claimholders (other than by virtue of their relative priority and the rights and obligations under the Intercreditor Agreement); and

(2)                                 notice of such amendment, waiver or consent shall have been given by the Company to each Second Lien Collateral Agent within ten business days after the effective date of such amendment, waiver or consent.

Except as otherwise expressly provided in the Intercreditor Agreement, each Second Lien Representative and each Second Lien Collateral Agent, on behalf of itself and each other Second Lien Claimholder represented by it, will agree pursuant to the Intercreditor Agreement that the First Lien Claimholders, the First Lien Representatives and the First Lien Collateral Agents shall not have any liability to such Second Lien Representative, such Second Lien Collateral Agent or any such Second Lien Claimholders, and such Second Lien Representative and such Second Lien Collateral Agent, on behalf of itself and each other Second Lien Claimholder represented by it, will waive any claim against any First Lien Claimholder, any First Lien Representative or any

First Lien Collateral Agent arising out of any and all actions which the First Lien Claimholders, any First Lien Representative or any First Lien Collateral Agent may take or permit or omit to take with respect to:

(a)                                 the First Lien Loan Documents (other than the Intercreditor Agreement);

(b)                                 the collection of the First Lien Obligations; or

(c)                                  the foreclosure upon, or sale, liquidation or other disposition of, any First Lien Collateral.

Each Second Lien Representative and each Second Lien Collateral Agent, on behalf of itself and each other Second Lien Claimholder represented by it, agrees that the First Lien Claimholders, the First Lien Representatives and the First Lien Collateral Agents do not have any duty to them in respect of the maintenance or preservation of the First Lien Collateral, the First Lien Obligations or otherwise.

Use and Release of Collateral

Unless an Event of Default shall have occurred and be continuing and the Collateral Agent shall have commenced enforcement of remedies under the Security Documents, the Company and the Guarantors will have the right under the Note Documents to remain in possession and retain exclusive control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Release of Collateral

The Company and the Guarantors will be entitled to releases of assets included in the Collateral from the Note Liens securing the Obligations under the Notes and the Note Guarantees under any one or more of the following circumstances:

(1)                                 in whole or in part, as applicable, as to all or any portion of property subject to such Note Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(2)                                 in connection with asset dispositions permitted or not prohibited under the covenant described below under “—Limitation on Asset Sales”;

(3)                                 if any Guarantor is released from its Note Guarantee in accordance with the terms of the Indenture (including by virtue of such Guarantor ceasing to be a Restricted Subsidiary), that Guarantor’s assets will also be released from the Note Liens securing the Obligations under the Notes and the Note Guarantees; or

(4)                                 if required in accordance with the terms of the Intercreditor Agreement, including in connection with any Enforcement Action by any First Lien Representative or any First Lien Collateral Agent or any other exercise of any First Lien Representative’s or any First Lien Collateral Agent’s remedies in respect of the Collateral.

The Note Liens securing the Obligations under the Notes and the Note Guarantees also will be released:

(1)                                 upon legal defeasance or covenant defeasance or satisfaction and discharge of the Indenture as described below under the captions “—Satisfaction and Discharge of the Indenture; Defeasance”; or

(2)                                 with the consent of the holders of the requisite percentage of Notes in accordance with the provisions described below under the caption “—Amendment, Supplement and Waiver.”

Optional Redemption

Optional Redemption on or after             , 2019.  At any time and from time to time on and after                , 2019, the Company, at its option, may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior written notice to Holders and not less than 35 days’ prior written notice to the Trustee (or such shorter timeline as the Trustee may agree), at the redemption prices (expressed as percentages of the principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest to but not including the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date), if redeemed during the 12-month period beginning on                                                                             of each of the years set forth below.

Year	Redemption Price
2019		%
2020		%
2021 and thereafter	100.000%

Optional Redemption with Proceeds of Qualified Equity Offerings.  At any time and from time to time prior to         , 2019, upon not less than 30 nor more than 60 days’ prior written notice, to Holders and not less than 35 days’ prior written notice to the Trustee (or such shorter timeline as the Trustee may agree), the Company, at its option, may redeem up to 40% of the aggregate principal amount of the outstanding Notes (including any Additional Notes) at a redemption price equal to    % of the principal amount of the Notes redeemed, plus accrued and unpaid interest to but not including the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date) if:

•                                          such redemption is made with the net proceeds of one or more Qualified Equity Offerings;

•                                          at least 60% of the aggregate principal amount of the Notes (including any Additional Notes) issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or its Subsidiaries); and

•                                          the redemption occurs within 90 days following the closing of such Qualified Equity Offering.

Optional Redemption at Make-Whole Price.  At any time and from time to time prior to             , 2019, upon not less than 30 nor more than 60 days’ prior written notice to Holders and not less than 35 days’ prior written notice to the Trustee (or such shorter timeline as the Trustee may agree), the Company, at its option, may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes, plus the Applicable Premium as of, and accrued and unpaid interest to but not including the redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date).

Optional Redemption before             , 2019.  At any time, and from time to time, prior to             , 2019, upon not less than 30 nor more than 60 days’ prior written notice, the Company, at its option, may redeem up to 10% of the aggregate principal amount of the outstanding Notes (including any Additional Notes) during each twelve-month period commencing with the Issue Date, at a redemption price equal to 103% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to but not including the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the redemption date).

Notice of any redemption or any redemption in respect of the Notes may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of any related Qualified Equity Offering.  In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice of redemption shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied (or waived), or such redemption may not occur and such notice, upon written notice to the Trustee, may be rescinded in the event that any or all such conditions shall not have been satisfied (or waived) by the redemption date as stated in such notice, or by the redemption date as so delayed.  The Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person.

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes (or portions thereof) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate (subject to the Depository Trust Company’s procedures as applicable).

No Notes of $2,000 principal amount or less will be redeemed in part.  Notices of redemption will be mailed by first class mail (or, to the extent permitted by applicable procedures or regulations, electronically) at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address and for the Notes registered to DTC, in accordance with DTC’s applicable procedures.  If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion thereof to be redeemed.  In case of physical Notes, a new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note.  Subject to any conditions, Notes called for redemption become due on the date fixed for redemption.  On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

Notwithstanding any of the foregoing, notices of redemption may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a satisfaction and discharge of the Indenture.

The Company may at any time, and from time to time, purchase Notes by means other than redemption, whether pursuant to a tender offer, in open market transactions, pursuant to privately negotiated purchases or otherwise, subject to compliance with applicable securities laws.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control, the Company will be required to make an Offer to Purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of each Holder’s Notes at a purchase price (the “Purchase Price”) in cash equal to 101% of the principal amount of the Notes tendered, plus accrued and unpaid interest to but not including the Purchase Date (subject to the right of Holders on the relevant record date to receive interest due on an interest payment date falling on or prior to the Purchase Date).  For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 30 days following a Change of Control, the Company commences an Offer to Purchase all outstanding Notes at the Purchase Price and (ii) all Notes validly tendered (and not withdrawn) pursuant to the Offer to Purchase are purchased in accordance with the terms of such Offer to Purchase.

The Company will not be required to make an Offer to Purchase upon a Change of Control if a third party makes such Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to an Offer to Purchase upon a Change of Control made by the Company and purchases all Notes validly tendered (and not withdrawn) under such Offer to Purchase or (ii) a notice of redemption for all of the outstanding Notes has been given pursuant to the Indenture as described above under the caption “—Optional Redemption.” An Offer to Purchase (an “Advanced Offer to Purchase”) may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time such Advanced Offer to Purchase is made.  The Company will not be required to make another Offer to Purchase upon such Change of Control if an Advanced Offer to Purchase has already been made.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with any Offer to Purchase as described above.  To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Purchase Date, the Company will, to the extent lawful:

•                                          accept for payment all Notes or portions thereof validly tendered (and not withdrawn) pursuant to the Offer to Purchase; and

•                                          deposit with the paying agent an amount equal to the aggregate purchase price to be paid in such Offer to Purchase in respect of all Notes or portions thereof validly tendered (and not withdrawn).

The paying agent will promptly mail or wire transfer to each Holder of Notes or portions of Notes so accepted for payment the Purchase Price payable with respect to such Notes or portions of Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.  The Company will publicly announce the results of the Offer to Purchase on or as soon as practicable after the Purchase Date.

The phrase “all or substantially all,” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test.  As a consequence, in the event the Holders elected to exercise their rights under the Indenture and the Company elects to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase.  As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Company to make an Offer to Purchase the Notes as described above.

The ABL Credit Facility prohibits, and future credit agreements or other agreements relating to Debt to which the Company (or one of its Affiliates) becomes a party may prohibit or limit the Company from purchasing any Notes as a result of a Change of Control.  In the event a Change of Control occurs at a time when the Company is contractually prohibited from purchasing the Notes, the Company could seek the consent of its lenders to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition.  If the Company does not obtain such consent or repay such borrowings, the Company will remain contractually prohibited from purchasing the Notes.  In such case, the Company’s failure to purchase tendered Notes would constitute a Default under the Indenture.  The ABL Credit Facility provides, and any future credit agreements or other agreements relating to Debt to which the Company (or one of its Affiliates) becomes a party may provide, that certain change of control events with respect to the Company or another obligor thereunder would constitute a default thereunder (including a Change of Control under the Indenture).  If we experience a change of control event that triggers a default under such agreement, we could seek a waiver of such default or seek to refinance such agreement.  In the event we do not obtain such a waiver or refinance such agreement, such default could result in amounts outstanding under such agreement being declared due and payable which would cause a Default under the Indenture.  Our ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by our then existing financial resources.  Therefore, sufficient funds may not be available when necessary to make any required repurchases of the Notes.  See “Risk Factors—Risks Relating to the Notes—We may be unable to purchase the Notes upon a change of control, and the change of control provision in the Indenture may not afford you certain protections against certain corporate events.”

In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept an Offer to Purchase and the Company purchases all of the Notes held by such Holders, within 90 days of such purchase, the Company will have the right, upon not less than 30 days’ nor more than 60 days’ prior notice, to redeem all of the Notes that remain outstanding following such purchase at the Purchase Price plus, to the extent not included in the Purchase Price, accrued and unpaid interest on the Notes to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, amalgamation or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control.  A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition.  The definition of Change of Control and provisions of this covenant may be amended or modified with the written consent of Holders of a majority in aggregate principal amount of outstanding Notes.  See “—Amendment, Supplement and Waiver.”

Certain Covenants

Set forth below are certain covenants contained in the Indenture.

Suspension of Covenants

The covenants described below (the “Suspended Covenants”) under:

•                                          “—Limitation on Incurrence of Debt”;

•                                          “—Limitation on Restricted Payments”;

•                                          “—Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries”;

•                                          “—Limitation on Asset Sales”;

•                                          “—Limitation on Transactions with Affiliates”;

•                                          clauses (ii) and (iii) of the covenant described below under “—Limitation on Sale and Leaseback Transactions”; and

•                                          clause (vii) of the covenant described below under “—Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease”,

will not apply during any period during which the Notes have an Investment Grade Status (a “Suspension Period “).

Additionally, during any Suspension Period, the Company will no longer be permitted to designate any Restricted Subsidiary as an Unrestricted Subsidiary.

In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) the Notes cease to have Investment Grade Status, then the Suspended Covenants will apply with respect to events occurring following the Reversion Date (unless and until the Notes subsequently attain an Investment Grade Status, in which case the Suspended Covenants will again be suspended for such time that the Notes maintain an Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind will be deemed to exist under any of the Note Documents with respect to the Suspended Covenants, and none of the Company or any of its Subsidiaries will bear any liability for any actions taken or events occurring during a Suspension Period and before any related Reversion Date, or any actions taken at any time pursuant to any contractual obligation or binding commitment arising prior to such Reversion Date, regardless of whether those actions or events would have been permitted if the applicable Suspended Covenant had remained in effect during such period.  There can be no assurance that the Notes will ever achieve an Investment Grade Status or that any such rating will be maintained.

On each Reversion Date, all Debt Incurred during the Suspension Period prior to such Reversion Date will be deemed to be Debt existing on the Issue Date.  For purposes of calculating the amount available to be made as Restricted Payments under clause (c) of the first paragraph of the “—Limitation on Restricted Payments” covenant on or after the Reversion Date, calculations under such covenant shall be made as though such covenant had been in effect during the entire period of time after the Issue Date (including the Suspension Period).

Restricted Payments made during the Suspension Period not otherwise permitted pursuant to any of clauses (ii) through (xvi) under the second paragraph under the “—Limitation on Restricted Payments” covenant will reduce the amount available to be made as Restricted Payments under clause (c) of the first paragraph of such covenant; provided that the amount available to be made as Restricted Payments on the Reversion Date shall not be reduced to below zero solely as a result of such Restricted Payments.  In addition, for purposes of the other Suspended Covenants all agreements entered into and all actions taken during the Suspension Period, including the Incurrence of Debt shall be deemed to have been taken or to have existed prior to the Issue Date.

Limited Condition Transactions

When calculating the availability under any basket or ratio under the Indenture or compliance with any provision of the Indenture in connection with any Limited Condition Transaction, any actions or transactions related thereto (including, without limitation, acquisitions, Investments, the Incurrence of Debt and the use of proceeds therefrom, the incurrence of Liens and Restricted Payments), and determining compliance with Defaults and Events of Default, in each case, at the option of the Company (the Company’s election to exercise such option, an “LCT Election”), the date of determination for availability under any such basket or ratio and whether any such action or transaction is permitted (or any requirement or condition therefor is complied with or satisfied (including, without limitation, as to the absence of any continuing Default or Event of Default)) under the Indenture shall be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into (or, if applicable, the date of delivery of an irrevocable notice or similar event) (the “LCT Test Date”), and if, after giving effect to the Limited Condition Transaction and any actions or transactions related thereto (including, without limitation, acquisitions, Investments, the Incurrence of Debt and the use of proceeds therefrom, the incurrence of Liens and Restricted Payments) on a Pro Forma Basis, the Company or any of its Restricted Subsidiaries would have been permitted to take such actions or consummate such transactions on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related requirements and conditions), such ratio, test or basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes under the Indenture (in the case of Debt, for example, whether such Debt is committed, issued or otherwise Incurred at the LCT Test Date or at any time thereafter); provided, that compliance with such ratios, tests or baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction or any actions or transactions related thereto (including, without limitation, acquisitions, Investments, the Incurrence of Debt and the use of proceeds therefrom, the incurrence of Liens and Restricted Payments).

For the avoidance of doubt, if the Company has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated EBITDA or Consolidated Total Assets of the Company or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations; (2) if any related requirements and conditions (including as to the absence of any continuing Default or Event of Default) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of an Default or Event of Default), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing); and (3) in calculating the availability under any ratio, test or basket in connection with any action or transaction unrelated to such Limited Condition Transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such

Limited Condition Transaction, any such ratio, test or basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction.

Limitation on Incurrence of Debt

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided, however, that the Company and any Guarantor may Incur Debt (including Acquired Debt) if the Company’s Consolidated Fixed Charge Coverage Ratio for the Company’s most recently ended Four-Quarter Period for which internal financial statements are available on or immediately preceding the date on which such additional Debt is Incurred, would have been at least 2.00 to 1.00, calculated on a Pro Forma Basis (including a pro forma application of the net proceeds therefrom).

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

For purposes of determining compliance with this “—Limitation on Incurrence of Debt” covenant, (x) Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of the amount of Debt shall not be included and (y) in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt and/or would have been permitted to have been Incurred pursuant to the first paragraph of this “—Limitation on Incurrence of Debt” covenant, the Company, in its sole discretion, may classify, and from time to time may reclassify, all or any portion of such item of Debt as being within one or more of such categories or as being Debt permitted to be Incurred pursuant to the first paragraph of this “—Limitation on Incurrence of Debt” covenant; provided that all Indebtedness outstanding under the ABL Credit Facility on the Issue Date shall be treated as incurred on the Issue Date under clause (i) of the definition of “Permitted Debt”.  Debt permitted by this covenant need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Debt.

The accrual of interest and dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest on any Debt in the form of additional Debt, the payment of dividends on Equity Interests in the forms of additional shares of Equity Interests with the same terms, and changes to amounts outstanding in respect of Hedging Obligations solely as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder will not be deemed to be an Incurrence of Debt.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is Incurred to refinance other Debt denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Debt does not exceed the principal amount of such Debt being refinanced (plus interest or premiums, defeasance costs, underwriting discounts and fees and expenses incurred in connection therewith).  Notwithstanding any other provision of this covenant, any increase in the U.S. dollar-equivalent of outstanding Debt of the Company or any of its Restricted Subsidiaries denominated in a currency other than U.S. dollars resulting from fluctuations in the exchange values of currencies will not be considered to be an Incurrence of Debt for purposes of this covenant; provided that the amount of Debt of the Company and its Restricted Subsidiaries outstanding at any time for purposes of covenant compliance will be the U.S. dollar-equivalent of all such Debt of the Company and its Restricted Subsidiaries outstanding at such time.

In the event an item of Debt (or any portion thereof) is Incurred as Permitted Debt on the same date that an item of Debt is Incurred under the first paragraph of this covenant, then the Consolidated Fixed Charge Coverage Ratio will be calculated with respect to such Incurrence under the first paragraph of this covenant without regard to any Incurrence of such Permitted Debt. Unless the Company elects otherwise, the Incurrence of Debt will be deemed Incurred first under the first paragraph of this covenant to the extent permitted, with the balance Incurred as Permitted Debt.

The Company will not, and will not permit any Guarantor to Incur, any Debt that pursuant to its terms is subordinate or junior in right of payment to any other Debt of the Company or such Guarantor, unless such Debt is also subordinated in right of payment to the Notes or the Note Guarantee of such Guarantor, as the case may be, on substantially identical terms; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or by virtue of being secured on a junior lien or priority basis.

Limitation on Restricted Payments

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of such Restricted Payment:

(a)                                 no Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)                                 after giving effect to such Restricted Payment on a Pro Forma Basis, the Company could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “—Limitation on Incurrence of Debt” covenant; and

(c)                                  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii) through (xii) and (xiv) through (xvi) of the next succeeding paragraph), shall not exceed the sum (without duplication) of

(1)                                 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) from and including the first day of the fiscal quarter during which the Issue Date occurred and ending on the last day of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

(2)                                 100% of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company subsequent to the Issue Date either (i) as a contribution to its common equity capital or (ii) from the issuance or sale (other than to a Restricted Subsidiary) of its Equity Interests (other than Disqualified Stock); provided that (x) this shall apply only to the extent such net proceeds have not been used to make any Restricted Payments pursuant to clauses (ii) and (iii)(y) of the next succeeding paragraph and (y) such proceeds shall not include any Available Excluded Contribution Amount that has been used to make a Restricted Payment, plus

(3)                                 the amount equal to the sum of (x) the net reduction in Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary, subsequent to the Issue Date, in any Person, resulting from payments of interest on Debt, dividends, repayments of loans or advances, repurchases, repayments or redemptions of such Investments by such Person; proceeds (including the Fair Market Value of property other than cash) representing the return of capital; and proceeds (including the Fair Market Value of property other than cash) received upon the sale or other disposition of such Investments and (y) in the event that any Unrestricted Subsidiary is re-designated as a Restricted Subsidiary, the portion (proportionate to the Company’s or any Restricted Subsidiary’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is re-designated as a Restricted Subsidiary; provided, however, that the foregoing sum will not exceed, in the case of any such Person, the amount of Investments (other than Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary, plus

(4)                                 the amount by which Debt of the Company and its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion into or exchange (other than by a Restricted Subsidiary of the Company) subsequent to the Issue Date for Equity Interests (other than Disqualified Stock) of the Company or any of its Restricted Subsidiaries (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company or any of its Restricted Subsidiaries (other than to the Company or any of its Restricted Subsidiaries) upon such conversion or exchange).

Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions:

(i)                                     the payment of any dividend or distribution or the consummation of any redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the Indenture;

(ii)                                  any Restricted Payment made in exchange for, or with the net proceeds from, the substantially concurrent issuance or sale (other than to a Restricted Subsidiary of the Company) of Equity Interests (other than Disqualified Stock) of the Company (or any direct or indirect parent of the Company) or a substantially concurrent equity contribution received by the Company or such Restricted Subsidiary;

(iii)                               the making of any payment (including a sinking fund payment) on or with respect to, or the purchase, repurchase, redemption, defeasance, acquisition or retirement for value of any Debt or Disqualified Stock of the Company or any of its Restricted Subsidiaries that is subordinate in right of payment to the Notes or to any Note Guarantee (A) with, in exchange for, or with the net proceeds from (x) an Incurrence of new Debt of the Company or any of its Restricted Subsidiaries, as the case may be, Incurred in accordance with the Indenture or (y) an issuance or sale of Equity Interests (other than Disqualified Stock) of the Company (or any direct or indirect parent of the Company), and/or any capital contribution in respect of such Equity Interests (other than any amount that has been added to the Available Excluded Contribution Amount), and (B) as a result of the conversion of all or any portion of such Debt or Disqualified Stock into Equity Interests of the Company (or any direct or indirect parent of the Company) (other than Disqualified Stock of the Company);

(iv)                              the purchase, repurchase, redemption, retirement or other acquisition for value of Equity Interests in the Company or any direct or indirect parent of the Company held by current or former officers, directors, employees or consultants (or their respective permitted transferees, estates or beneficiaries under their estates) of any such parent, the Company or any of its Restricted Subsidiaries; provided that the aggregate consideration paid for such purchase, repurchase, redemption, retirement or other acquisition for value of such Equity Interests does not exceed in any calendar year $10.0 million (plus the amount of net cash proceeds received by the Company and its Restricted Subsidiaries (a) in respect of “key-man” life insurance, (b) from the issuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries, to the extent that those amounts did not provide the basis for any previous Restricted Payment and (c) amounts obtained by any direct or indirect parent of the Company (to the extent contributed to the Company or a Restricted Subsidiary) during the applicable calendar year from the sale of Equity Interests to other officers, directors, employees or consultants of such parent and its Subsidiaries in connection with any permitted compensation or incentive arrangements) in any calendar year;

provided that any unused amounts in any fiscal year may be carried forward to one or more future periods; provided, further, that the aggregate amount of repurchases made pursuant to this clause (iv) may not exceed $20.0 million (plus the amount of net cash proceeds received by the Company and its Restricted Subsidiaries (a) in respect of “key-man” life insurance, (b) from the issuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries, to the extent that those amounts did not provide the basis for any previous Restricted Payment, and (c) amounts obtained by any direct or indirect parent of the Company (to the extent contributed to the Company or a Restricted Subsidiary) during the applicable calendar year from the sale of Equity Interests to other officers, directors, employees or consultants of such parent and its Subsidiaries in connection with any permitted compensation or incentive arrangements) in any calendar year;

(v)                                 repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities to the extent such Equity Interests represent all or a portion of the exercise price of those stock options, warrants or other convertible or exchangeable securities or all or a portion of any taxes required to be withheld in connection with such exercise;

(vi)                              the prepayment of Debt owed by the Company or any of its Restricted Subsidiaries to the Company or any of its Restricted Subsidiaries, the Incurrence of which was permitted pursuant to the covenant described under “—Limitation on Incurrence of Debt”;

(vii)                           the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or Incurred in compliance with the covenant described above under “—Limitation on Incurrence of Debt” to the extent such dividends are included in the definition of Consolidated Fixed Charges;

(viii)                        the declaration of any dividend or distribution by any of the Company’s Restricted Subsidiaries to the holders of its Equity Interests on a pro rata basis;

(ix)                              upon the occurrence of (i) a Change of Control and after the completion of the Offer to Purchase described above under “—Repurchase at the Option of the Holders— Change of Control” or (ii) an Asset Sale to the extent that an Offer to Purchase is required to be made in accordance with the Indenture and after the completion of the Offer to Purchase as described below under “—Limitation on Asset Sales” (including, in each case, the purchase of all Notes validly tendered (and not withdrawn), any purchase, defeasance, retirement, redemption or other acquisition of Debt that is contractually subordinated in right of payment to the Notes or any Note Guarantee required under the terms of such Debt as a result of such Change of Control or Asset Sale, as applicable;

(x)                                 payments or distributions of Equity Interests or Debt or other securities of an Unrestricted Subsidiary;

(xi)                              Restricted Payments to a direct or indirect parent of the Company in amounts sufficient to permit such parent to pay (or to make a dividend to permit any direct or indirect parent to pay):

(A)                               income tax obligations in each relevant jurisdiction, for so long as the Company or such Restricted Subsidiary is a member of the group filing a consolidated, combined, unitary, affiliated or other similar tax return with such parent, and only to the extent that such tax liability is directly attributable to the taxable income of the Company or such Restricted Subsidiary (that are included in such consolidated, combined, unitary, affiliated or other similar tax return), determined as if the Company or such Restricted Subsidiary filed a separate consolidated, combined, unitary, affiliated or other similar tax return as a stand-alone group and will be used to pay (or to make distributions to allow any direct or indirect parent to pay), promptly, and in any event within forty-five (45) days of the receipt thereof, the tax liability in each relevant jurisdiction in respect of such consolidated, combined, unitary, affiliated or other similar returns;

(B)                               franchise taxes and other fees, taxes and expenses required to maintain such parent’s corporate existence; and

(C)                               (i) operating expenses incurred in the ordinary course of business and other corporate overhead costs and expenses (including administrative, legal, accounting and similar expenses provided by third parties), plus any reasonable and customary indemnification claims made by directors or officers of the Company (or any parent thereof) attributable to the ownership or operations of the Company and its Subsidiaries or (ii) fees and expenses otherwise (1) due and payable by the Company or any of its Subsidiaries and (2) permitted to be paid by the Company or such Subsidiary under the Indenture;

(xii)                           Restricted Payments in an amount not to exceed the portion, if any of the Available Excluded Contribution Amount on such date that the Company elects to apply to this clause (xii);

(xiii)                        so long as no Event of Default shall have occurred and be continuing or would occur as a consequence thereof, dividends and other distributions from the Company to any direct or indirect parent of the Company in an aggregate amount per annum not to exceed 6% of the net cash proceeds received by or contributed to the Company from a capital contribution or the issuance or offering of its Equity Interests after the Issue Date, other than (x) with respect to Disqualified Stock or (y) to the extent such proceeds constitute Available Excluded Contribution Amounts the Company has elected to apply to clause (xiv) above;

(xiv)                       Restricted Payments, the proceeds of which are applied on the Issue Date solely to effect the consummation of the Transactions;

(xv)                          additional Restricted Payments so long as the Consolidated Total Net Leverage Ratio for the Company’s most recently ended Four-Quarter Period for which internal financial statements are available immediately preceding the date on which any such Restricted Payment is made would have been no greater than 3.00 to 1.00, determined on a Pro Forma Basis; and

(xvi)                       other Restricted Payments not in excess of an aggregate amount equal to $50.0 million.

For purposes of the covenant described above, if any Investment or Restricted Payment would be permitted pursuant to one or more provisions described above and/or one or more of the exceptions contained in the definition of “Permitted Investments,” the Company may classify all or any portion of such Investment or Restricted Payment in any manner that complies with this covenant and may later reclassify from time to time all or any portion of such Investment or Restricted Payment so long as the Investment or Restricted Payment (as so reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “—Limitation on Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets or securities, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment, and the Fair Market Value of any such non-cash portion shall be determined conclusively by the Board of Directors of the Company acting in good faith.

Limitation on Liens

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or assume any Lien of any kind securing Debt on the Collateral, except Permitted Collateral Liens.

For purposes of determining compliance with this covenant, in the event that a proposed Lien (or a portion thereof) meets the criteria of more than one of the categories described in one or more of the clauses contained in the definition of “Permitted Liens,” the Company will be entitled to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Lien (or any portion thereof) among one or more clauses contained in the definition of “Permitted Liens” in a manner that otherwise complies with this covenant.

Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(i)                                     pay dividends or make any other distributions to the Company or any Restricted Subsidiary with respect to its Capital Stock or any other interest or participation in, or measured by, its profits or pay any Debt owed to the Company or any Restricted Subsidiary (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and the subordination of loans or advances made to the Company or any of its Restricted Subsidiaries to other Debt Incurred by the Company or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to pay any Debt or other Obligations);

(ii)                                  make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any of its Restricted Subsidiaries to other Debt Incurred by the Company or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or

(iii)                               sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (i) or (ii) above).

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(a)                                 agreements or instruments in effect or entered into on the Issue Date, including agreements or instruments governing Debt outstanding on the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions are not materially more restrictive, taken as a whole, as determined in good faith by the Company, with respect to such dividend and other payment restrictions than those contained in the agreements or instruments governing such Debt on the Issue Date;

(b)                                 an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created solely in contemplation of or in connection with the acquisition thereof) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions are not materially more restrictive, taken as a whole, as determined in good faith by the Company, with respect to such dividend and other payment restrictions than those contained in the agreement prior to such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions;

(c)                                  any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions are not materially more restrictive, taken as a whole, as determined in good faith by the Company, with respect to such dividend and other payment restrictions than those contained in such agreements or other instruments prior to such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions;

(d)                                 customary provisions restricting subletting or assignment of any property or asset that is subject to any lease, contract, or license of the Company or any of its Restricted Subsidiaries or provisions in agreements that restrict the assignment or transfer of such agreement or any rights thereunder;

(e)                                  applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(f)                                   any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

(g)                                  the Note Documents, the ABL Credit Facility and the other Loan Documents (as defined in the ABL Credit Facility, as in effect on the Issue Date), and in each case any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or extensions are not materially more restrictive, taken as a whole, as determined in good faith by the Company, with respect to such dividend and other payment restrictions than those contained in the Note Documents, the ABL Credit Facility and the other Loan Documents (as defined in the ABL Credit Facility), as the case may be, on the Issue Date;

(h)                                 restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)                                     customary provisions limiting the disposition or distribution of assets or property in partnership agreements, limited liability company organizational materials, stockholder agreements, joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable only to the assets (including Equity Interests of Subsidiaries) that are the subject of such agreements;

(j)                                    Liens permitted to be incurred under the Indenture, including under the provisions of the covenant described above under the caption “—Limitation on Liens,” that limit the right of the Company or any of its Restricted Subsidiaries to sell or dispose of the property or assets subject to such Liens;

(k)                                 any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(l)                                     customary arrangements entered into or incurred by and relating exclusively to a Receivables Subsidiary in connection with a Qualified Receivables Transaction that, in the good faith determination of the Company, is reasonably necessary to effect such Qualified Receivables Transaction;

(m)                             (i) purchase money obligations for property acquired in the ordinary course of business and (ii) Capital Lease Obligations permitted under the Indenture that impose restrictions on the property purchased or leased of the nature described in clause (iv) of the preceding paragraph;

(n)                                 restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Company or any Restricted Subsidiary a party entered into in the ordinary course of business;

(o)                                 those arising in connection with any Hedging Obligations and/or Bank Product Obligations; and

(p)                                 other Debt of the Company or any of its Restricted Subsidiaries permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described above under “—Limitation on Incurrence of Debt”; provided that the restrictions contained therein are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Indenture or would not materially adversely affect the Company’s ability to make anticipated principal and interest payments on the Notes, in each case, as determined in good faith by the Company.

Nothing contained in this “—Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Company or any of its Restricted Subsidiaries from creating, incurring or suffering to exist any Permitted Lien or Permitted Collateral Lien.

Limitation on Asset Sales

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)                                 the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)                                 at least 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, in  such Asset Sale is in the form of cash, Cash Equivalents or Replacement Assets, provided that to the extent the assets disposed of constituted Collateral, any Replacement Assets received constitute Collateral.

For purposes of this provision, each of the following will be deemed to be cash:

(a)                                 any liabilities (as shown on the most recent consolidated balance sheet of the Company (or any direct or indirect parent of the Company) or in the notes thereto or, if incurred, increased, or decreased subsequent to the date of such balance sheet, such liabilities that would have been reflected on such balance sheet or in the notes thereto if such incurrence, increase or decrease had taken place on the date of such balance sheet, as reasonably determined in good faith by the Company) of the Company or a Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee (or a third party on behalf of the transferee) of any such assets pursuant to an agreement that releases or indemnifies the Company or such Restricted Subsidiary (or a third party on behalf of the transferee), as the case may be, from further liability;

(b)                                 any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (b), less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, or collected on or with respect to any such Designated Non-cash Consideration, not to exceed 5.0% of Consolidated Total Assets at the time of receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(c)                                  any securities, notes or other obligations or assets received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days of their receipt to the extent of the cash or Cash Equivalents received in that conversion.

Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary, as the case may be, may apply (or cause to be applied) such Net Cash Proceeds at its option:

(1)                                 (x) to the extent such Net Cash Proceeds constitute proceeds from the sale of Collateral, to repay First Lien Obligations, or (y) to the extent such Net Cash Proceeds constitute proceeds from the sale of assets not constituting Collateral, to repay any Debt of a Restricted Subsidiary that is not a Guarantor;

(2)                                 to prepay, repay or purchase (or offer to prepay, repay or purchase, as applicable) the Notes and any other Additional Second Lien Obligations on a pro rata basis; provided that any repayment, prepayment or purchase of (or offer to repay, prepay or purchase) obligations under the Notes shall be made (x) as provided above under “Optional Redemption,” (y) through open-market purchases (to the extent such purchases are at or above 100% of the principal amount of the Notes purchased, plus accrued and unpaid interest to but excluding the date of purchase) or (z) by making an Offer to Purchase (in accordance with the procedures set forth below with respect to Excess Proceeds) to all holders of Notes to purchase their Notes (at 100% of the principal amount of the Notes purchased, plus accrued and unpaid interest to but excluding the date of purchase);

(3)                                 to make capital expenditures or expenditures for maintenance, repair or improvement of existing properties and assets; provided that to the extent such Net Cash Proceeds constitute proceeds from the disposition of Collateral, such properties and assets constitute Collateral;

(4)                                 to acquire Replacement Assets; provided that to the extent such Net Cash Proceeds constitute proceeds from the disposition of Collateral, such Replacement Assets also constitute Collateral; or

(5)                                 any combination of the foregoing;

or enter into a binding commitment regarding clauses (3) or (4) above, provided that such binding commitment shall be treated as a permitted application of Net Cash Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) the 180th day following the expiration of the aforementioned 365 day period.  If such acquisition or expenditure is not consummated on or before such 180th day and the Company or such Restricted Subsidiary shall not have applied such Net Cash Proceeds pursuant to clauses (1) through (5) of this paragraph on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Cash Proceeds on such 180th day.

Pending the final application of any such Net Cash Proceeds, the Company or a Restricted Subsidiary may temporarily reduce Debt under Credit Facilities or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the Indenture.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the third paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, within thirty days thereof, the Company will make an Offer to Purchase to all Holders and all holders of Pari Passu Debt containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, in each case, equal to the maximum principal amount of Notes and such other Pari Passu Debt that may be purchased out of the Excess Proceeds.  The offer price in any such Offer to Purchase will be equal to 100% of the principal amount of the Notes purchased, plus accrued and unpaid interest to but excluding the date of purchase, and will be payable in cash.  If any Excess Proceeds remain after consummation of such an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture and such remaining amount shall not be added to any subsequent Excess Proceeds for any purpose under the Indenture.  If the aggregate principal amount of Notes and such other Pari Passu Debt tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the Notes and the Company will select such other Pari Passu Debt to be purchased on a pro rata basis as between the Notes and Pari Passu Debt.  Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

To the extent that any portion of Net Cash Proceeds payable in respect of the Notes is denominated in a currency other than Dollars, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in Dollars that is actually received by the Issuer upon converting such portion into Dollars.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase.  To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from in any transaction or series of related transactions, or enter into or make or amend, any contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $10.0 million unless:

(i)                                     such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with an unaffiliated third party; and

(ii)                                  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, the Company delivers to the Trustee a resolution adopted by the Board of Directors of the

Company approving such Affiliate Transaction and an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (i) above.

The foregoing limitation does not limit, and shall not apply to:

(i)                                     Restricted Payments that are permitted by the provisions of the Indenture described above under “—Limitation on Restricted Payments” and/or the definition of Permitted Investments;

(ii)                                  the payment of any fees or expenses incurred or paid by the Company and any Restricted Subsidiary in connection with the Transactions;

(iii)                               any employment or consulting agreement, director’s engagement agreement, employee benefit plan, officer or director indemnification agreement, severance arrangement, compensation or any similar arrangement entered into by the Company (or any direct or indirect parent thereof) or any of its Restricted Subsidiaries in the ordinary course of business or approved in good faith by the relevant Board of Directors and payments pursuant thereto;

(iv)                              the payment of reasonable fees, reasonable out of pocket costs, compensation and other benefits (including retirement, health, stock, option, deferred compensation and other benefit plans), reimbursements and indemnities paid to, or provided on behalf of, or for the benefit of, former, current or future directors, officers, employees, managers and consultants of any direct or indirect parent of the Company, the Company or any of its Restricted Subsidiaries to the extent attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(v)                                 payments to any future, current or former employee, director, officer or consultant of Company (any direct or indirect parent thereof) or any of its Subsidiaries pursuant to a management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement and any employment agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any health, disability and similar insurance or benefit plans or supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers or consultants that are, in each case, approved by the Company in good faith;

(vi)                              transactions between or among the Company and one or more of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction) or between or among one or more Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction);

(vii)                           any transaction with a Person which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns, directly or indirectly, Equity Interests of or otherwise controls such Person;

(viii)                        the issuance or sale of Capital Stock or other Equity Interests of any direct or indirect parent of the Company to the management of the Company, any of its Restricted Subsidiaries (or any direct or indirect parent thereof), or any of their respective subsidiaries pursuant to employee and severance arrangements in the ordinary course of business, or to any director, officer, employee or consultant (or their respective estates, investment funds, investment vehicles, spouses or former spouses) of the Company, any of the Company’s subsidiaries or any direct or indirect parent of the Company and the granting and performing of reasonable and customary registration rights;

(ix)                              any agreement, instrument or arrangement as in effect on the Issue Date (including agreement, instrument or arrangement underlying affiliate transactions described in this offering memorandum), and any transactions contemplated thereby and amendments or modifications thereto or replacements thereof, so long as any such amendment, modification or replacement is not disadvantageous in any material respect to the Holders, taken as a whole, as compared to the original agreement, instrument or arrangement in effect on the Issue Date;

(x)                                 transactions as to which the Company or any Restricted Subsidiary delivers to the Trustee a written opinion of an investment banking, accounting, consulting or appraisal firm of national standing in the United States to the effect that the transaction complies with clause (i) above or is fair, from a financial point of view or otherwise, to the Company or the Restricted Subsidiary that is a party thereto, as the case may be;

(xi)                              any contribution of capital to the Company or any Restricted Subsidiary otherwise permitted hereunder;

(xii)                           transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case, in the ordinary course of business or consistent in all material respects with past practice and which are (x) in the good faith determination of the Company (including by senior management or the board thereof), fair to the Company and its Restricted Subsidiaries or (y) on terms that are not less favorable, taken as a whole, to the Company or such Restricted Subsidiary, than those that might reasonably have been obtained in a comparable arm’s-length transaction with an unaffiliated third party;

(xiii)                        sales or other dispositions of accounts receivable and related assets and interests therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary in a Qualified Receivables Transaction and Permitted Investments and other transactions in connection with a Qualified Receivables Transaction and any other Standard Securitization Undertakings in connection with a Qualified Receivables Transaction;

(xiv)                       the entering into of a tax sharing agreement, or payments pursuant thereto, between the Company and one or more Restricted Subsidiaries, on the one hand, and any other Person (including any direct or indirect parent of the Company)

with which the Company and/or such Restricted Subsidiaries files a consolidated tax return; provided that any such tax sharing agreement, or payment pursuant thereto, shall be on customary terms to the extent attributable to the ownership or operation of the Company and the relevant Restricted Subsidiaries;

(xv)                          any merger, amalgamation, arrangement, consolidation or other reorganization of the Company with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating the Company in a new jurisdiction;

(xvi)                       transactions between the Company or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Company or any of its Restricted Subsidiaries; provided that such director abstains from voting as a director of the Company or such Restricted Subsidiary, as the case may be, on any matter involving such other Person;

(xvii)                    any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and any agreement that grants registration and other customary rights in connection therewith or otherwise to the direct or indirect securityholders of the Company (and the performance of such agreements);

(xviii)                 (A) investments by Affiliates (other than any direct or indirect parent of the Company or any such parent’s subsidiaries) in securities of the Company or any of the Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred in connection therewith) so long as (x) the investment is being offered generally to investors on the same or more favorable terms and (y) the investment constitutes less than 10.0% of the proposed issue amount of such class of securities, and (B) transactions with Affiliates solely in their capacity as holders of Debt or Equity Interests of the Company or any of the Restricted Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

(xix)                       any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by, merged into or amalgamated, arranged or consolidated with the Company or any of its Restricted Subsidiaries; provided that such agreement was not entered into in contemplation of such acquisition, merger, amalgamation, arrangement or consolidation and any amendment thereto (so long as any such amendment is not materially more disadvantageous to the Company or such Restricted Subsidiary in the good faith judgment of Senior Management or the Board of Directors of the Company, when taken as a whole, as compared to the applicable agreement as in effect on the date of such acquisition, merger, amalgamation, arrangement or consolidation);

(xx)                          any lease entered into between the Company or any Restricted Subsidiary, as lessee, and any Affiliate of the Company, as lessor, in the ordinary course of business, and any lease, sublease, license or sublicense of intellectual property in the ordinary course of business;

(xxi)                       pledges of Equity Interests of Unrestricted Subsidiaries to support the Debt of any such Unrestricted Subsidiary; and

(xxii)                    payments to and from and transactions with any joint venture in the ordinary course of business; provided that such joint venture is not controlled by an Affiliate (other than a Restricted Subsidiary) of the Company.

Limitation on Sale and Leaseback Transactions

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(i)                                     the consideration received in such Sale and Leaseback Transaction is at least equal to the Fair Market Value of the property that is the subject of such Sale and Leaseback Transaction, and in the case of any Sale and Leaseback Transaction with a Fair Market Value equal to or greater than $10.0 million, such Fair Market Value is certified to the Trustee in an Officer’s Certificate;

(ii)                                  the Company or the Restricted Subsidiary could have incurred an aggregate amount of such Debt in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the covenant described above under the caption “—Limitation on Incurrence of Debt”; and

(iii)                               if such Sale and Leaseback Transaction constitutes an Asset Sale, the transfer of assets in such Sale and Leaseback Transaction is permitted by, and the Company or such Restricted Subsidiary, as the case may be, applies the Net Cash Proceeds of such transaction in compliance with the covenant described above under the caption “—Limitation on Asset Sales.”

Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will provide the Trustee with such annual and quarterly reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so provided at the times specified for the filing of such information, documents and reports under such Sections.

Notwithstanding the foregoing, the Company will not be required to furnish any information required by Rule 3-05, 3-09 or 3-10 of Regulation S-X.

The financial statements, information and other documents required to be provided as described above may be those of (i) the Company or (ii) any direct or indirect parent of the Company; provided that, if the financial information so delivered relates to such direct or indirect parent of the Company, and such parent conducts, transacts or engages in any material business or operations other than its direct or indirect ownership of all of the Equity Interests in, and its management, of the Company, the same is accompanied by a reasonably detailed description of the quantitative differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

The Company will not be required to provide the Trustee with any such information, documents or reports that are filed with the SEC and the Trustee shall have no responsibility whatsoever to determine if such reports and information have been filed with the SEC or to monitor the Company’s filings.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (5) under “—Events of Default” until 120 days after the date any report hereunder is due.

Additional Note Guarantees

After the Issue Date, the Company will cause each existing and subsequently acquired or organized direct or indirect wholly-owned U.S. organized Restricted Subsidiary that guarantees the Debt under the ABL Credit Facility or any other Debt for borrowed money in a principal amount in excess of $30.0 million to Guarantee the Notes (collectively, the “Guarantors”).

Any Restricted Subsidiary that becomes a Guarantor after the Issue Date shall execute (i) a supplemental indenture, in accordance with the terms of the Indenture, pursuant to which such Restricted Subsidiary shall unconditionally Guarantee, on a senior secured basis, all of the Company’s Obligations under the Notes upon the terms set forth in the Indenture and (ii) a joinder agreement to the applicable Security Documents defining the terms of the security interests that secure payment and performance when due of the Notes, and take all actions required by the Security Documents to cause the Note Liens created thereunder to be duly perfected in accordance with applicable law, including the execution and delivery of other applicable Security Documents and the filing of financing statements in the jurisdictions of incorporation or formation of the Company and the Guarantors.

Creation and Perfection of Certain Security Interests After the Issue Date

To the extent that any security interest in the Collateral is not created or perfected by the Issue Date, the Company and the Guarantors shall use their respective commercially reasonable efforts to do or cause to be done all acts and things that would be required, including obtaining any required consents from third parties, to have all security interests in the Collateral duly created and enforceable and perfected, to the extent required by the Security Documents, in each case, promptly following the Issue Date, but in no event later than 120 days thereafter. Failure to obtain such consents and create and perfect a security interest in such Collateral within such period constitutes an Event of Default if and to the extent provided under clause (9) under the caption “—Events of Default” below. Notwithstanding the foregoing, if after using commercially reasonable efforts such a security interest in an asset could not be created or perfected because a third party consent had not been obtained or local law did not permit a security interest to more than one secured party, the Company will not be required to create or perfect such security interest. For the avoidance of doubt, references in this paragraph to Collateral do not include Excluded Assets.  Neither the Trustee nor the Collateral Agent on behalf of the holders of the

Notes has any duty or responsibility to see to or monitor the performance of the Company and the Guarantors with regard to these matters.

Further Assurances

The Company and each of the Guarantors shall execute and deliver such additional instruments, certificates or documents, and take all such further actions as may be reasonably required from time to time in order to:

(1)                                 carry out more effectively the purposes of the Security Documents;

(2)                                 create, grant, perfect and maintain the validity, effectiveness and priority (subject to Permitted Collateral Liens) of any of the Security Documents and the Liens created, or intended to be created, by the Security Documents; and

(3)                                 ensure the protection and enforcement of any of the rights granted or intended to be granted to the Collateral Agent or Trustee under any other instrument executed in connection therewith.

Limitation on Creation of Unrestricted Subsidiaries

The Company may designate any of its Subsidiaries to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(i)                                     any Subsidiary of the Company designated as such by the Board of Directors of the Company after the Issue Date as set forth below; and

(ii)                                  any Subsidiary of an Unrestricted Subsidiary.

After the Issue Date, the Company may designate any Subsidiary of the Company to be an Unrestricted Subsidiary unless, after giving effect to such designation, such Subsidiary would own any Equity Interests of, or would own or hold any Lien on any property of, any other Restricted Subsidiary of the Company; provided that either:

(x)                                 the Subsidiary to be so designated has total assets (determined on a consolidated basis in accordance with GAAP) of $100,000 or less; or

(y)                                 the Company could make a Restricted Payment or Permitted Investment in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “—Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment or Permitted Investment, as applicable, for the purpose of calculating the amount available for Restricted Payments or Permitted Investments thereunder.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “—Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “—Limitation on Liens” covenant.

Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease

The Company shall not, in any transaction or series of related transactions (i) consolidate or amalgamate with or merge with or into any other Person (other than a consolidation, or merger or amalgamation, of a Restricted Subsidiary into the Company in which the Company is the continuing or surviving Person, or the consolidation, or merger or amalgamation, of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction or series of transactions becomes, consolidates with, or amalgamates or merges into a Restricted Subsidiary) or (ii) sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries, taken as a whole, to any other Person, unless:

(i)                                     either:

(a)                                 if the transaction or series of transactions is a consolidation or amalgamation of the Company with, or a merger of the Company with or into, any other Person, the Company shall be the surviving Person of such consolidation, amalgamation or merger; or

(b)                                 if the transaction or series of transactions is a consolidation or amalgamation of the Company with, or a merger of the Company with or into, any other Person, or involves the sale, assignment, conveyance, lease, disposal or other transfer of all or substantially all of the assets or properties of the Company, the Person formed by such consolidation or amalgamation or into which the Company is merged, or to which all or substantially all of such properties and assets are sold, assigned, conveyed, transferred, leased or otherwise disposed of (such Person, the “Surviving Entity”) shall be a corporation, partnership, limited liability company or similar entity organized and existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia, and such Person shall expressly assume by (i) supplemental indenture, all of the Obligations of the Company under the Indenture and (ii) amendment, supplement or other instrument, all of the Obligations of the Company under the Security Documents, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Note Lien created under the Security Documents on the Collateral owned by or transferred to the Surviving Entity;

(ii)                                  immediately after giving effect to such transaction or series of related transactions on a Pro Forma Basis (including any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing and have resulted therefrom;

(iii)                               the Company or the Surviving Entity, as applicable, causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Note Lien of the Security Documents on the Collateral owned by or transferred to the Company or the Surviving Entity, as applicable;

(iv)                              the Collateral owned by or transferred to the Company or the Surviving Entity, as applicable, shall (a) continue to constitute Collateral under the Indenture and the Security Documents, (b) be subject to the Note Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Lien other than such Liens as are permitted pursuant to the terms of the Indenture;

(v)                                 after giving effect to any such transaction or series of transactions on a Pro Forma Basis (including any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the applicable determination period, the Surviving Entity (a) would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth under the first paragraph of the “—Limitation on Incurrence of Debt” covenant or (b) the Consolidated Fixed Charge Coverage Ratio for the Surviving Entity and its Restricted Subsidiaries would not be less than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(vi)                              each Guarantor, unless it is the Surviving Entity, shall have by supplemental indenture confirmed that its Note Guarantee shall apply to the Successor Entity’s obligations under the indenture and the Notes; and

(vii)                           the property and assets of each Person which is merged, consolidated or amalgamated with or into the Company to the extent that they are property or assets of the types which would constitute Collateral of the Company under the Security Documents, shall be treated as after-acquired property and the Company or the Surviving Entity shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Note Lien of the Security Documents in the manner and to the extent required in the Indenture.

The foregoing requirements shall not apply to any transaction or series of transactions involving the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets by any Restricted Subsidiary of the Company to the Company or any Guarantor or by any Subsidiary of the Company that is not a Material Subsidiary to another Subsidiary of the Company that is not a Material Subsidiary, or the consolidation, amalgamation or merger of any Restricted Subsidiary of the Company with or into the Company or any Guarantor or of any Subsidiary that is not a Material Subsidiary with or into another Subsidiary of the Company that is not a Material Subsidiary.  Clauses (ii) through (vii) of the preceding paragraph shall not apply to (a) a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction, (b) a merger transaction among the Company or any direct or indirect parent of the Company or (c) a merger, consolidation or amalgamation of a Foreign Subsidiary with another Foreign Subsidiary or the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets of a Foreign Subsidiary to another Foreign Subsidiary.

In connection with any consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other disposition contemplated by the foregoing provisions, the Company shall deliver, or cause to be delivered, to the Trustee, an Officer’s Certificate and an opinion of counsel, each to the effect that such consolidation, amalgamation, merger, sale, assignment, conveyance, transfer, lease or other disposition complies with the requirements of the Indenture.

Upon the consummation of any transaction or series of related transactions that are of the type, and are effected in accordance with the conditions, described in the immediately preceding paragraphs and for which there is a Surviving Entity (other than the Company) (i) the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Note Documents with the same effect as if such Surviving Entity had originally been named as the Company therein; and (ii) when a Surviving Entity duly assumes all of the obligations and covenants of the Company pursuant to the Indenture, the Notes and the Note Guarantees, as applicable, the predecessor Person shall be released from of all of its Obligations and covenants under the Note Documents, except in the case of a lease.

Events of Default

An “Event of Default” will be defined in the Indenture as:

(1)                                 default in the payment when due of the principal of (or premium, if any, on) any Note (whether at Stated Maturity, upon redemption or otherwise);

(2)                                 default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3)                                 failure to perform or comply with the Indenture provisions described under “Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease”;

(4)                                 except as permitted by the Indenture, the Note Guarantee of any Subsidiary of the Company that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary), shall be held in a judicial proceeding to be unenforceable or invalid, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee (other than by reason of a release of such Guarantor in accordance with the Indenture);

(5)                                 default in the performance, or breach, of (i) any covenant or agreement of the Company or any Guarantor in the Indenture (other than (x) a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clause (1), (2), (3) or (4) above or (y) the covenant described under “—Reports”), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes or (ii) the covenant described above under “—Reports” and continuance of such default or breach for a period of 120 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(6)                                 default under any bonds, debentures, notes or other evidences of Debt for money borrowed (other than the Notes) by the Company or any of its Restricted Subsidiaries whether such Debt exists on the Issue Date or shall thereafter be created, which default (A) is caused by a failure to pay the principal of such Debt when due and payable after the expiration of any applicable grace period provided in such Debt (a “Payment Default”) or (B) results in the acceleration of such Debt prior to its Stated Maturity and, in each case, the principal amount of any such Debt, together with the principal amount of any other such Debt under which there has been a Payment Default or the maturity of which has been so accelerated and remains unpaid, aggregates in excess of $40.0 million;

(7)                                 failure by the Company or any Restricted Subsidiary that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) to pay final and non-appealable judgments aggregating in excess of $40.0 million, which are not covered by indemnities or third-party insurance, which judgments are not paid, discharged, vacated or stayed for a period of 60 consecutive days;

(8)                                 certain events of bankruptcy or insolvency described in the Indenture affecting the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary);

(9)                                 unless all of the Collateral has been released from the Note Liens in accordance with the provisions of the Security Documents, the default, repudiation or disaffirmation by the Company or any of its Restricted Subsidiaries of any of their obligations under the Security Documents (other than by reason of a release of such obligation or Lien related thereto in accordance with the Indenture or the Security Documents), which default, repudiation or disaffirmation results in Collateral having an aggregate Fair Market Value in excess of $15.0 million not being subject to a valid, perfected security interest in favor of the Collateral Agent under any applicable law (other than the law of any foreign jurisdiction) (to the extent required under the Collateral Documents), or a determination in a judicial proceeding that the Security Documents are unenforceable or invalid against the Company or any of its Restricted Subsidiaries for any reason with respect to Collateral having an aggregate Fair Market Value of $15.0 million or more;

provided that such default, repudiation, disaffirmation or determination is not rescinded, stayed, or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after the Company receives written notice thereof specifying such occurrence from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes demanding that such default be remedied.

If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Company) occurs and is continuing, then and in every such case, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of the Notes and any accrued and unpaid interest on the Notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or such Restricted Subsidiary or waived by the holders of the relevant Debt within 30 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

If an Event of Default specified in clause (8) above occurs with respect to the Company, the principal amount of and any accrued and unpaid interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.  For further information as to waiver of defaults, see “—Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest on, any Note) if the Trustee determines that withholding notice is in the interests of the Holders.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default, (ii) the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have in writing requested the Trustee to institute such proceeding, (iii) such Holders shall have offered the Trustee indemnity reasonably satisfactory to the Trustee and (iv) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a written direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.  Such limitations do not apply, however, to a proceeding instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a compliance certificate stating that the Company and its Restricted Subsidiaries are not in default in the performance or observance of any of the terms and provisions of the Indenture.  The Company will also be required to notify the Trustee in writing if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders of Notes, the Company, the Guarantors, the Trustee and the Collateral Agent, as applicable, may amend or supplement the Notes Documents to:

(1)                                 cure any ambiguity, defect, omission, mistake, or inconsistency or to make any modification of a formal, minor or technical nature;

(2)                                 evidence the succession of another Person to the Company or any Guarantor and the assumption by any such successor of the covenants and other obligations of the Company or such Guarantor under the Indenture, the Notes, the Note Guarantees or the Security Documents;

(3)                                 comply with the covenant relating to consolidations, amalgamations, mergers, conveyances, transfers and leases;

(4)                                 add to the covenants of the Company or any Guarantor for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company or any Restricted Subsidiary;

(5)                                 add additional Events of Default;

(6)                                 provide for uncertificated Notes in addition to or in place of certificated Notes;

(7)                                 evidence and provide for the acceptance and appointment under the Indenture or the Security Documents of a successor Trustee or Collateral Agent;

(8)                                 provide for or confirm the issuance of Additional Notes and all related obligations in accordance with the terms of the Indenture;

(9)                                 add Guarantors with respect to the Notes or to release a Guarantor from its Note Guarantee in accordance with the Indenture;

(10)                          make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights of the Holders in any material respect, as determined by the Company in good faith;

(11)                          make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including to facilitate the issuance and administration of the Notes or to comply with the rules of any applicable securities depository; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(12)                          conform the text of the Indenture or any other Notes Document to any provision of this “Description of Notes” to the extent that such was intended to be a verbatim recitation of a provision of the Indenture or any other Notes Documents as certified in an Officer’s Certificate;

(13)                          provide for the release, addition, completion, confirmation or grant of Collateral or Note Guarantees permitted or required by the Indenture or the Security Documents, including the entering into or execution of additional or supplemental Collateral Documents, supplemental indentures and/or Note Guarantees or to subordinate such Lien when permitted or required by the Indenture or the Security Documents, including the Intercreditor Agreement;

(14)                          mortgage, pledge, hypothecate or grant any other Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, as additional security for the payment and performance of all or any portion of the Notes Obligations under the Indenture and the Notes, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Lien is required to be granted to the Collateral Agent for the benefit of the Holders of the Notes pursuant to the Indenture, any of the Security Documents or otherwise;

(15)                          (i) enter into additional, amended or supplemental Security Documents (including an amended Intercreditor Agreement to provide for additional First Lien Obligations incurred pursuant to the Indenture) or (ii) provide for the release of Collateral from the Lien of the Indenture and the Security Documents, when permitted or required by the Security Documents, the Intercreditor Agreement or the Indenture; or

(16)                          secure any Additional Second Lien Obligations under the Security Documents.

Except as provided below, the Notes Documents may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing Default or Event of Default or compliance with any provision of the Notes Documents may be waived with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with purchase of, or tender offer or exchange offer for, the Notes).

Without the consent of each Holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1)                                 change the Stated Maturity of the principal of, or any installment of interest on, any Note;

(2)                                 reduce the principal of, or rate of interest on, or premium payable on, any Note;

(3)                                 change the place of payment where, or the currency in which, the principal of, or interest or premium, if any, on any Note is payable or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof;

(4)                                 change the date on which any Notes may be subject to redemption or reduce the redemption price therefor (it being understood that a change to any advance notice requirement with respect to such date shall not be deemed to be a change of such date);

(5)                                 reduce the percentage in aggregate principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(6)                                 subordinate, in right of payment, the Notes to any other Debt of the Company;

(7)                                 waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes and the consequences thereof by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(8)                                 waive a redemption payment with respect to any Note (other than a payment required by one of the provisions described above under the captions “—Change of Control” or “—Limitation on Asset Sales”);

(9)                                 make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, premium, if any, and interest on the Notes when due and payable; or

(10)                          make any change in the preceding amendment and waiver provisions.

In addition, any amendment or supplement to, or waiver of, the provisions of the Notes Documents that has the effect of releasing (x) all or substantially all of the Collateral from the Note Liens securing the Notes or (y) any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture, will, in each case, require the consent of the Holders of at least 66 2/3% in aggregate principal amount of the outstanding Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment of any Notes Document. It is sufficient if such consent approves the substance of the proposed amendment.  A consent to any amendment or waiver under the Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

For the avoidance of doubt, no amendment to, or deletion of any of the covenants described under “—Certain Covenants,” or action taken in compliance with the covenants in effect at the time of such action, shall be deemed to impair or affect any rights of any Holder of Notes to receive payment of principal of, or premium, if any, or interest on, the Notes or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes.

Satisfaction and Discharge of the Indenture; Defeasance

The Indenture will be discharged and will, subject to certain surviving provisions, cease to be of further effect as to all Notes issued thereunder (a “Discharge”) when:

(1)                                 either:

(A)                               all Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation, or

(B)                               all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise, (ii) will become due and payable within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption and, in each case, the Company has irrevocably deposited or caused to be deposited with the Trustee funds in trust of cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof in an amount sufficient to pay and discharge the principal, premium, if any, and interest on, the Notes to the Stated Maturity thereof or the date of redemption, as the case may be; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption.  Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption);

(2)                                 the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

(3)                                 the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(4)                                 the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5)                                 the Company has delivered to the Trustee an Officer’s Certificate and an opinion of counsel to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been satisfied.

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“legal defeasance”) except for:

(1)                                 the rights of Holders of outstanding Notes to receive payments in respect of the principal of premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2)                                 the Company’s obligations with respect to the Notes concerning issuing temporary Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)                                 the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantor’s obligations in connection therewith; and

(4)                                 the legal defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligation of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control) that are described in the Indenture (“covenant defeasance”), and thereafter any omission to comply with those covenants shall not constitute a Default or an Event of Default with respect to the Notes.  In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding Notes:

(1)                                 the Company must irrevocably deposit or cause to be irrevocably deposited with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent chartered public accountants, expressed in a written opinion thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to Stated Maturity or to a particular redemption date;

(2)                                 in the case of legal defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders and beneficial owners of the outstanding Notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(3)                                 in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders and beneficial owners of the outstanding Notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4)                                 no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the granting of any Lien to secure such borrowing);

(5)                                 such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company is a party or by which the Company is bound; and

(6)                                 the Company shall have delivered to the Trustee an Officer’s Certificate and an opinion of counsel, each to the effect that all conditions precedent relating to such legal defeasance or covenant defeasance have been satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a legal defeasance need not to be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable by reason of the mailing of a notice of redemption or otherwise, (y) will become due and payable within one year or (z) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee.

The Collateral will be released from the Note Liens securing the Notes and the Notes Guarantees of the Guarantors will be released as described above under the captions “—Guarantees” and “—Release of Collateral” upon a legal defeasance, covenant, defeasance or satisfaction and discharge.

The Trustee and the Collateral Agent

Deutsche Bank Trust Company Americas, the Trustee under the Indenture, will be the initial paying agent and registrar for the Notes and Deutsche Bank Trust Company Americas will be the Collateral Agent under the Security Documents.  The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise.  The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

The Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions.  The Indenture will provide that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.  The Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

The Indenture will provide that neither the Trustee nor the Collateral Agent shall be responsible for the existence, genuineness, value, filing or protection of any Collateral (except for the safe custody of Collateral in its possession), for the legality, effectiveness or sufficiency of any Security Document, or for the creation, perfection, priority, sufficiency or protection of any Note Lien.

No Personal Liability of Stockholders, Partners, Officers or Directors

No past, present or future director, officer, employee, general or limited partner, incorporator or stockholder of the Company or any of its Subsidiaries, as such, will have any personal liability for any obligations of the Company or any Guarantor by reason of his, her or its status as such director, officer, employee, stockholder, general partner, limited partner or incorporator, under the Notes Documents, or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each Holder by accepting a Note waives and releases all such liability.  The waiver and release are part of the consideration for the issuance of the Notes.  Such waiver may not be effective to waive liabilities under the U.S. federal securities laws or other corporate laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture, the Note Guarantees of the Guarantors (if any) and the Notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture.  Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“ABL Credit Facility” has the meaning assigned to such term in the definition of “Credit Facilities” below.

“Acquired Debt” means Debt of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed by the Company or a Restricted Subsidiary in connection with the acquisition of assets from such Person; provided, however, that Debt of such Person which is redeemed, defeased, retired, or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such asset acquisition shall not be Acquired Debt.

“Additional First Lien Claimholders” means, with respect to any Series of Additional First Lien Debt, the holders of such Debt, the First Lien Representative with respect thereto, the First Lien Collateral Agent with respect thereto, any trustee or agent therefor under any related Additional First Lien Loan Documents and the beneficiaries of each indemnification obligation undertaken by the Company or any Guarantor under any related Additional First Lien Loan Documents and the holders of any other Additional First Lien Obligations secured by the First Lien Collateral Documents for such Series of Additional First Lien Debt.

“Additional First Lien Debt” means any Debt and guarantees thereof that is incurred, issued or guaranteed by the Company and/or any Guarantor other than the Initial First Lien Debt, which Debt and guarantees are secured by the First Lien Collateral (or a portion thereof) on a basis senior to the Second Lien Obligations; provided, however, that with respect to any such Debt incurred after the Issue Date (i) such Debt is permitted to be incurred, secured and guaranteed on such basis by each First Lien Loan Document and Second Lien Debt Document, (ii) unless already a party with respect to that Series of Additional First Lien Debt, each of the First Lien Representative and the First Lien Collateral Agent for the holders of such Debt shall have become party to (A) the Intercreditor Agreement pursuant to, and by satisfying the conditions to becoming a party thereto set forth therein and (B) the First Lien Pari Passu Intercreditor Agreement pursuant to, and by satisfying the conditions to becoming a party thereto set forth therein; provided, further, that, if such Debt will be the initial Additional First Lien Debt incurred by the Company or any Guarantor after the Issue Date, then the Guarantors, the Initial First Lien Representative, the Initial First Lien Collateral Agent, the First Lien Representative for such Debt and the First Lien Collateral Agent for such Debt shall have executed and delivered the First Lien Pari Passu Intercreditor Agreement and (iii) each of the other requirements of the Intercreditor Agreement shall have been complied with.  The requirements shall be tested only as of (x) the date of execution of such joinder agreement by the applicable Additional First Lien Collateral Agent and Additional First Lien Representative if the Debt is incurred pursuant to a commitment entered into at the time of such joinder agreement and (y) with respect to any later commitment or amendment to those terms to permit such Debt, as of the date of such commitment and/or amendment, in each case, assuming such commitments are fully drawn as of such date.  Additional First Lien Debt shall include any Registered Equivalent Notes and guarantees thereof by the Guarantors issued in exchange therefor.

“Additional First Lien Loan Documents” means, with respect to any Series of Additional First Lien Debt, the loan agreements, promissory notes, indentures and other operative agreements evidencing or governing such Debt, any document governing reimbursement obligations in respect of letters of credit issued pursuant to any Additional First Lien Loan

Documents and the First Lien Collateral Documents securing such Series of Additional First Lien Debt.

“Additional First Lien Obligations” means, with respect to any Series of Additional First Lien Debt, (a) all principal, interest (including any post-petition interest), premium (if any), penalties, fees, expenses (including fees, expenses and disbursements of agents, professional advisors and legal counsel), indemnifications, reimbursement obligations (including in respect of letters of credit), damages and other liabilities, and guarantees of the foregoing amounts, in each case whether or not allowed or allowable in an Insolvency or Liquidation Proceeding, payable with respect to such Additional First Lien Debt, (b) all other amounts payable to the related Additional First Lien Claimholders under the related Additional First Lien Loan Documents (other than in respect of any Debt not constituting Additional First Lien Debt), (c) subject to the terms of the Intercreditor Agreement, any Hedging Obligations and Bank Product Obligations secured under the First Lien Collateral Documents securing such Series of Additional First Lien Debt and (d) any renewals or extensions of the foregoing.

“Additional Second Lien Claimholders” means, with respect to any Series of Additional Second Lien Debt, the holders of such Debt, the Second Lien Representative with respect thereto, the Second Lien Collateral Agent with respect thereto, any trustee or agent therefor under any related Additional Second Lien Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Company or any other Guarantor under any related Additional Second Lien Debt Documents and the holders of any other Additional Second Lien Obligations secured by the Second Lien Collateral Documents for such Series of Additional Second Lien Debt.

“Additional Second Lien Debt” means any Debt and guarantees thereof that is incurred, issued or guaranteed by the Company and/or any Guarantor other than the Initial Second Lien Debt, which Debt and guarantees are secured by the Second Lien Collateral (or a portion thereof) on a basis junior to the First Lien Obligations; provided, however, that with respect to any such Debt incurred after the Issue Date (i) the Consolidated Secured Net Debt Ratio of the Company and its Restricted Subsidiaries would be less than or equal to 4.50 to 1.00, determined on a Pro Forma Basis but without netting the cash proceeds of any such Additional Second Lien Debt to the extent not applied in such Pro Forma Basis determination, (ii) such Debt is permitted to be incurred, secured and guaranteed on such basis by each First Lien Loan Document and Second Lien Debt Document, (iii) unless already a party with respect to that Series of Additional Second Lien Debt, each of the Second Lien Representative and the Second Lien Collateral Agent for the holders of such Debt shall have become party to (A) the Intercreditor Agreement and by satisfying the conditions to becoming a party thereto set forth therein and (B) the Second Lien Pari Passu Intercreditor Agreement pursuant to and by satisfying the conditions to becoming a party thereto set forth therein; provided, further, that, if such Debt will be the initial Additional Second Lien Debt incurred by the Company or any other Guarantor after the Issue Date, then the Guarantors, the Initial Second Lien Representative, the Collateral Agent, the Second Lien Representative for such Debt and the Second Lien Collateral Agent for such Debt shall have executed and delivered the Second Lien Pari Passu Intercreditor Agreement and (iv) each of the other requirements of the Intercreditor Agreement shall have been complied with.  The requirements of the Intercreditor Agreement shall be tested only as of (x) the date of execution of such joinder agreement by the applicable Additional Second Lien Collateral Agent and

Additional Second Lien Representative if the Debt in incurred pursuant to a commitment entered into at the time of such joinder agreement, and (y) with respect to any later commitment or amendment to those terms to permit such Debt, as of the date of such commitment and/or amendment, in each case, assuming such commitments are fully drawn as of such date.  Additional Second Lien Debt shall include any Registered Equivalent Notes and guarantees thereof by the Guarantors issued in exchange therefor.

“Additional Second Lien Debt Documents” means, with respect to any Series of Additional Second Lien Debt, the loan agreements, promissory notes, indentures and other operative agreements evidencing or governing such Debt, any document governing reimbursement obligations in respect of letters of credit issued pursuant to any Additional Second Lien Debt Documents and the Second Lien Collateral Documents securing such Series of Additional Second Lien Debt.

“Additional Second Lien Obligations” means, with respect to any Series of Additional Second Lien Debt, (a) principal, interest (including without limitation any post-petition interest), premium (if any), penalties, fees, expenses (including, without limitation, fees, expenses and disbursements of agents, professional advisors and legal counsel), indemnifications, reimbursement obligations (including in respect of letters of credit), damages and other liabilities, and guarantees of the foregoing amounts, in each case whether or not allowed or allowable in an Insolvency or Liquidation Proceeding, payable with respect to such Additional Second Lien Debt, (b) all other amounts payable to the related Additional Second Lien Claimholders under the related Additional Second Lien Debt Documents (other than in respect of any Debt not constituting Additional Second Lien Debt), (c) subject to the terms of the Intercreditor Agreement, any Hedging Obligations and Bank Product Obligations secured under the Second Lien Collateral Documents securing such Series of Additional Second Lien Debt and (d) any renewals or extensions of the foregoing.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person.  For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, as calculated by the Company, the greater of:

(1)                                 1.00% of the then outstanding principal amount of the Note; and

(2)                                 the excess of

(a)                                 the present value at such redemption date of (i) the redemption price of the Note at          , 2019 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption” on or after         , 2019) plus (ii) all required interest payments due on the Note through          , 2019 (excluding accrued but unpaid interest to the

redemption date), in each case, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)                                 the then outstanding principal amount of the Note.

“Asset Acquisition” means:

(a)                                 an Investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary (including the redesignation of an Unrestricted Subsidiary), or shall be merged with or into the Company or any of its Restricted Subsidiaries; or

(b)                                 the acquisition by the Company or any of its Restricted Subsidiaries of the assets of any Person (other than the Company or any of its Restricted Subsidiaries) which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means:

(a)                                 the sale, lease, transfer, conveyance or other disposition (each referred to for the purposes of this definition as a “disposition”) of any assets of the Company or any of its Restricted Subsidiaries outside the ordinary course in any single transaction or series of related transactions; provided that the disposition of all or substantially all of the consolidated assets of the Company and its Restricted Subsidiaries taken as a whole, will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described under the caption “—Certain Covenants—Consolidation, Amalgamation, Merger, Conveyance, Transfer or Lease” and not by the provisions described under the caption “—Limitation on Asset Sales”; and

(b)                                 the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests in any of the Company’s Restricted Subsidiaries (other than Equity Interests in the Company or directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law), provided, however, that the term “Asset Sale” shall exclude:

(a)                                 any disposition of Equity Interests, property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions $20.0 million;

(b)                                 dispositions of (i) cash, (ii) Cash Equivalents or (iii) other Investments in existence on the Issue Date that are properly characterized under GAAP as cash and cash equivalents, short term investments, restricted cash or long term investments;

(c)                                  the disposition, abandonment or lease of equipment, products, services and inventory in the ordinary course of business and any disposition or abandonment of damaged, worn-out, used, surplus, obsolete or permanently retired assets or assets that, in the good faith judgment of the Company, are no longer used or useful in its business;

(d)                                 the sale and leaseback of any assets within 90 days of the acquisition thereof;

(e)                                  a Restricted Payment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(f)                                   any trade-in of equipment in exchange for other equipment in the ordinary course of business;

(g)                                  the Incurrence of a Lien otherwise than in contravention of the provisions described in “—Certain Covenants—Limitation on Liens” (and the exercise of any power of sale or other remedy thereunder);

(h)                                 leases, assignments, licenses or subleases in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and are otherwise not prohibited under the Indenture;

(i)                                     dispositions (i) by a Restricted Subsidiary to the Company or (ii) by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(j)                                    issuances of Equity Interests by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(k)                                 dispositions of accounts receivable, including in connection with the collection or compromise thereof;

(l)                                     any surrender or waiver of contract rights or the settlement, release, or surrender of contract, tort, intangible claims or other claims;

(m)                             licensing of intellectual property;

(n)                                 dispositions of accounts receivable, or a fractional undivided interest therein, by a Receivables Subsidiary in a Qualified Receivables Transaction;

(o)                                 dispositions of accounts receivable, chattel paper and assets related thereto, including collateral securing such accounts receivable, contracts and contract rights, purchase orders, security interests, financing statements and other documentation, and all guarantees, warranties or other documentation or other obligations in respect of such accounts receivable, and other assets which are customarily transferred in connection with asset securitization transactions involving receivables similar to such accounts receivable (and any collections or proceeds thereof), in each case, to a Receivables Subsidiary pursuant to a Qualified Receivables Transaction;

(p)                                 the unwinding of any Hedging Obligations;

(q)                                 any sale of Equity Interests in, or Debt or other securities of, an Unrestricted Subsidiary;

(r)                                    the issuance by the Company or any of its Restricted Subsidiaries of Disqualified Stock that is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt”;

(s)                                   dispositions to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding agreements;

(t)                                    dispositions to the extent made pursuant to casualty or condemnation events or business interruption; or

(u)                                 dispositions made to comply with any order of any agency of the U.S. federal government or any state authority or other regulatory body or any applicable law.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is part thereof is effected.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been or may, at the option of the lessor, be extended); provided, however, that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Debt represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Available Excluded Contribution Amount” means the aggregate amount of cash, Cash Equivalents or the Fair Market Value of other assets or property (as reasonably determined by the Company) received by Holdings (and promptly contributed by Holdings to the Company) after the Issue Date from (without duplication): (i) contributions in respect of Equity Interests of Holdings other than Disqualified Stock (other than any amounts received from the Company or any of its Restricted Subsidiaries), and (ii) the sale of Equity Interests of Holdings (other than (x) to the Company or any of its Restricted Subsidiaries, (y) pursuant to any management equity plan, stock option plan or any other management or employee benefit plan or (z) Disqualified Stock); provided that, such amounts are designated as “Available Excluded Contribution Amounts” pursuant to an Officer’s Certificate on or promptly after the date the relevant capital contribution is made or the relevant proceeds are received, as the case may be; provided, further that:

(1)           any such amounts received shall not increase the amount available for making Restricted Payments to the extent the Company or its Restricted Subsidiaries Incurred Debt in reliance thereon, and such Debt (or Refinancing Debt in respect thereof) remains outstanding; and

(2)           any such amounts received shall be excluded for purposes of Debt permitted to be Incurred under the caption “—Limitation on Incurrence of Debt” to the extent the Company or any of its Restricted Subsidiaries make a Restricted Payment in reliance thereon.

“Bank Product Obligations” means, all obligations and liabilities (whether direct or indirect, absolute or contingent, due or to become due or now existing or hereafter incurred) of the Company, any Guarantor or any of their respective Subsidiaries, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise, which may arise under, out of, or in connection with any treasury, investment, depository, clearing house, wire transfer, cash management or automated clearing house transfers of funds services or any related services, to any Person permitted to be a secured party in respect of such obligations under the applicable First Lien Loan Documents or Second Lien Debt Documents.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bank-ruptcy,” as now and hereafter in effect, or any successor statute.

“Bankruptcy Law” means Title 11 of the Bankruptcy Code, as amended, or any other United States federal or state bankruptcy, insolvency or similar law, fraudulent transfer or conveyance statute and any related case law.

“Board of Directors” means (i) with respect to the Company or any of its Restricted Subsidiaries, its board of directors or any duly authorized committee thereof, (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Borrowing Base” means, at any time, an amount equal to the sum (expressed in Dollars) of, without duplication, 95% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries and (2) 85% of the book value of the inventory and rental equipment of the Company and its Restricted Subsidiaries, in each case calculated on a Pro Forma Basis and in accordance with GAAP.

“Capital Lease Obligation” means, as to any Person, the obligation of such Person under a lease that is required to be classified and accounted for as a capital lease or finance lease obligation under GAAP as in effect on the Issue Date; and the amount of such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated or prepaid by the lessee without payment of a penalty.  For purposes of “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the property being leased.

“Capital Stock” means:

(1)                                 in the case of a corporation, corporate stock or shares;

(2)                                 in the case of an association or business entity other than a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) similar to corporate stock;

(3)                                 in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)                                 any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of the issuing Person.

“Cash Equivalents” means:

(a)                                 United States dollars, Canadian Dollars, Euros or such other foreign currencies held by the Company or its Restricted Subsidiaries from time to time in the ordinary course of business;

(b)                                 securities with maturities of two years or less from the date of acquisition issued or unconditionally guaranteed by (i) the United States government, or by any state of the United States of America, or, in each case, by any political subdivision or taxing authority thereof or (ii) the Canadian government, or any province, territory, political subdivision, agency or instrumentality thereof;

(c)                                  domestic and LIBOR certificates of deposit, demand deposits and Eurodollar time deposits with maturities of two years or less from the date of acquisition, bankers’ acceptances with maturities not exceeding two years and overnight bank deposits, in each case, issued by lender under the ABL Credit Facility or any other bank having combined capital and surplus in excess of $500.0 million (in the case of domestic banks);

(d)                                 repurchase obligations for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above or securities dealers of recognized national standing;

(e)                                  commercial paper, marketable short-term money market and similar securities at the time of acquisition, having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(f)                                   marketable short-term money market and similar funds having (i) assets in excess of $250.0 million or (ii) a rating of at least A-1 or P-1 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(g)                                  Debt or preferred stock issued by Persons with a rating of A- or higher from S&P or A3 or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another rating agency) with maturities of 12 months or less from the date of acquisition;

(h)                                 bills of exchange issued in the United States or Canada eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(i)                                     Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s;

(j)                                    investment funds investing at least 95% of their assets in securities which are one or more of the types of securities described in clauses (b) through (i) above; and

(k)                                 in the case of Investments by any Foreign Subsidiary or Investments made in a country outside Canada and the United States, Cash Equivalents shall also include (i) direct obligations of the sovereign nation (or any agency thereof) in which such Foreign Subsidiary is organized and is conducting business or where such Investment is made, or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof), in each case maturing within a two years after such date and having, at the time of the acquisition thereof, a rating equivalent to one of the two highest ratings from either S&P or Moody’s, (ii) investments of the type and maturity described in clauses (b) through (j) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies, (iii) shares of money market mutual or similar funds which invest exclusively in assets otherwise satisfying the requirements of this definition (including this clause (iii)) and (iv) other short-term investments utilized by such Foreign Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (b) through (j)

“Cash Management Agreements” means any agreement providing for treasury, depository, purchasing card or cash management services, including in connection with any automated clearing house transfer of funds or any similar transaction.

“Change of Control” means the occurrence of any of the following events:

(a)                                 any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), becoming the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a), such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Stock in the Company unless the Permitted Holders otherwise have the right (pursuant to contract, proxy or otherwise), directly or indirectly, to designate, nominate or appoint a majority of the directors of the Company;

(b)                                 the Company or any Restricted Subsidiary sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of the Company’s and its Restricted Subsidiaries’ assets (determined on a consolidated basis) to any Person other than the Company, a Restricted Subsidiary of the Company or any Permitted Holder.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) the Company becomes a direct or indirect wholly-owned Subsidiary of a company and (2) (a) the direct or indirect holders of the Voting Stock of the ultimate parent holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (b) no “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of such ultimate parent holding company (provided that if any “group” (other than a Permitted Holder) includes one or more Permitted Holders, the issued and outstanding Voting Stock of the Company owned, directly or indirectly, by any Permitted Holders that are part of such group shall not be treated as being beneficially owned by such group or any other member of such group for purposes of determining whether a Change of Control has occurred).

“Code” means the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

“Collateral Agent” has the meaning assigned to such term in the preamble.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock, whether or not outstanding on the Issue Date, and includes all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to the Company and its Restricted Subsidiaries for any period:

(i)                                     the sum, without duplication, of the amounts for such period, taken as a single accounting period, of:

(a)                                 Consolidated Net Income;

(b)                                 Consolidated Income Tax Expense;

(c)                                  Consolidated Interest Expense for such period (but including items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(i) through (1)(ix) thereof), to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income

(d)                                 depreciation and amortization of the Company and the Restricted Subsidiaries for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income;

(e)                                  any expenses or charges (other than depreciation or amortization expenses) related to any equity offering (including by any direct or indirect parent of the Company), acquisition, disposition, recapitalization or the Incurrence of Debt permitted to be Incurred by the Indenture (including a refinancing of any Credit Facilities) (whether or not successful), and any amendment or modification to the terms of any such transaction including such fees, expenses or charges (i) related to the Transactions or (ii) any amendment or other modification of the Credit Facilities or the Indenture, and, in each case, deducted (and not added back) in computing Consolidated Net Income;

(f)                                   the amount of any restructuring charges or reserves, business optimization expenses or non-recurring integration costs deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs Incurred in connection with acquisitions after the Issue Date and costs and charges related to the closure and/or consolidation of facilities, severance, relocation costs, integration and facilities opening costs, transition costs and other restructuring costs;

(g)                                  any other non-cash charges, including any write offs or write downs (other than write offs or write downs on accounts or chattel paper of the Company), reducing Consolidated Net Income for such period (and not added back) (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA in such future period to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period);

(h)                                 the amount of any non-controlling interest expense consisting of Subsidiary income attributable to minority Equity Interests of third parties in any non-wholly-owned Subsidiary of the Company deducted (and not added back) in such period in the calculation of Consolidated Net Income;

(i)                                     the amount of loss or discount on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Transaction deducted (and not added back) in such period in the calculation of Consolidated Net Income;

(j)                                    any costs or expenses Incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the applicable Person or Net Cash Proceeds of an issuance of Capital Stock or other Equity Interests of the applicable Person, in each case to the extent deducted (and not added back) in such period in the calculation of Consolidated Net Income;

(k)                                 the amount of expenses relating to payments made to option holders of Holdings or any other parent (direct or indirect) of the Company in connection with, or as a result of, any distribution being made to shareholders of such Person or its parent, which payments are being made to compensate such option holders as though they were shareholders at the time of, and entitled to share in, such distribution, in each case to the extent permitted under the Indenture and to the extent deducted (and not added back) in such period in the calculation of Consolidated Net Income;

(l)                                     costs associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith or other enhanced accounting functions and Public Company Costs, in each case to the extent deducted (and not added back) in such period in the calculation of Consolidated Net Income;

(m)                             costs of surety bonds Incurred in such period in connection with financing activities to the extent deducted (and not added back) in such period in the calculation of Consolidated Net Income; and

(n)                                 payments paid or accrued during such period in respect of purchase price holdbacks or earn-outs of the Company and its Restricted Subsidiaries (other than Debt), in each case to the extent deducted (and not added back) in such period in the calculation of Consolidated Net Income;

(ii)                                  less (without duplication) non-cash gains increasing Consolidated Net Income of the Company and the Restricted Subsidiaries for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period; provided that, to the extent non-cash gains are deducted pursuant to this clause (ii) for any previous period and not otherwise added back to Consolidated EBITDA, Consolidated EBITDA shall be increased by the amount of any cash receipts (or any netting arrangements resulting in reduced cash expenses) in respect of such non-cash gains received in subsequent periods to the extent not already included therein.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person for such Person’s most recent Four-Quarter Period for which internal financial statements are available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio to the Consolidated Fixed Charges of such Person for the Four-Quarter Period.  For purposes of this definition, Consolidated EBITDA and Consolidated Fixed Charges shall be calculated on a Pro Forma Basis.

In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Fixed Charge Coverage Ratio:

(a)                                 interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter (other than working capital borrowings under any revolving credit facility incurred in the ordinary course of business) shall be deemed to have accrued at the average rate per annum on such Debt during the Four-Quarter Period (or if less, such period of time that it was outstanding);

(b)                                 if interest on any Debt (other than working capital borrowings under any revolving credit facility incurred in the ordinary course of business) actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

(c)                                  notwithstanding clause (a) or (b) above, interest on Debt determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(i)                                     Consolidated Interest Expense; and

(ii)                                  all dividends and other distributions paid or accrued during such period in respect of Disqualified Stock of such Person and its Restricted Subsidiaries (other than dividends paid in Equity Interests not constituting Disqualified Stock), in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” means, with respect to the Company and its Restricted Subsidiaries for any period, provision for taxes based on income or profits or capital, including, without limitation, foreign, U.S. federal, state, franchise, excise and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of the Company and the Restricted Subsidiaries paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income and any payments to any direct or indirect parent of the Company in respect of any such taxes.

“Consolidated Interest Expense” means, with respect to the Company and its Restricted Subsidiaries for any period the sum, without duplication, of:

(i)                                     consolidated interest expense of the Company and the Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Debt at less than par, other than with respect to Debt issued in connection with the Transactions, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capital Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Debt, and excluding (i) penalties and interest relating to taxes, (ii) any “additional interest” relating to customary registration rights with respect to any securities, (iii) non-cash interest expense attributable to movement in mark-to-market valuation of Hedging Obligations or other derivatives (in each case permitted hereunder under GAAP), (iv) interest expense attributable to a direct or indirect parent thereof resulting from push-down accounting, (v) accretion or accrual of discounted liabilities not constituting Debt, (vi) any expense resulting from the discounting of Debt in connection with the application of recapitalization or purchase accounting, (vii) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and, with respect to Debt issued in connection with the Transactions, original issue discount, (viii) any expensing of bridge, commitment and other financing fees and (ix) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Transaction); plus

(ii)                                  consolidated capitalized interest of the Company and the Restricted Subsidiaries for such period, whether paid or accrued;

(iii)                               less interest income of the Company and the Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to the Company and its Restricted Subsidiaries for any period, the aggregate of the consolidated net income (or loss) attributable to the Company and its Restricted Subsidiaries for such period, as determined in accordance with GAAP and before any deduction in respect of any Dividends on preferred stock, adjusted by:

(A)                               excluding, to the extent included in calculating such net income, without duplication

(i)                                     any after-tax effect of (a) extraordinary gains, losses or charges (including all fees and expenses relating thereto) or expenses and (b) non-recurring or unusual gains, losses or charges (including all fees and expenses relating thereto) or expenses (including the Transaction Expenses);

(ii)                                  the cumulative effect of a change in accounting principles during such period and changes as a result of the adoption or modification of accounting policies;

(iii)                               any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations or fixed assets;

(iv)                              any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by the Company;

(v)                                 the net income for such period of any Non-Recourse Subsidiary, any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash or Cash Equivalents) by such Non-Recourse Subsidiary or Person that is not a Subsidiary or Unrestricted Subsidiary, as the case may be, to the Company or any Restricted Subsidiary thereof in respect of such period;

(vi)                              effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the inventory, property and equipment, software and other intangible assets and in process research and development, deferred revenue and debt line items in the Company’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes;

(vii)                           any after-tax effect of income (loss) from the early extinguishment of Debt or Hedging Obligations or other derivative instruments (including deferred financing costs written off and premiums paid);

(viii)                        any impairment charge, asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, Investments in debt and equity securities or as a result of a change in law or regulation, the amortization of intangibles, and the effects of adjustments to accruals and reserves during a prior period relating to any change in the methodology of calculating reserves for returns, rebates and other chargebacks (including government program rebates), in each case, pursuant to GAAP;

(ix)                              any (a) non-cash compensation charge or expense related to the grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock or other rights and (b) income (loss) attributable to deferred compensation plans or trusts;

(x)                                 accruals and reserves that are established within 12 months after the Issue Date that are so required to be established as a result of the Transactions (or within 12 months after the closing of any acquisition that are so required to be established as a result of such acquisition) in accordance with GAAP or charges, accruals, expenses and reserves as a result of adoption or modification of accounting policies in accordance with GAAP;

(xi)                              (a) any net gain or loss resulting in such period from currency transaction or translation gains or losses related to currency remeasurements and (b) any income (or loss) related to currency gains or losses related to Debt, intercompany balance sheet items and Hedging Obligations; and

(xii)                           any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transactions, or the release of any valuation allowance related to such item.

(B)                               including, to the extent not already accounted for, and notwithstanding anything to the contrary in the foregoing, (i) the amount of proceeds received during such period from business interruption insurance in respect of insured claims for such period, (ii) the amount of proceeds as to which the Company has determined there is reasonable evidence it will be reimbursed by the insurer in respect of such period from business interruption insurance (with a deduction for any amounts included to the extent not so reimbursed within 365 days) and (iii) reimbursements received of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Investment or any sale, conveyance, transfer or other disposition of assets, in each case to the extent permitted under the Indenture.

“Consolidated Secured Net Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Debt of the Company and its Restricted Subsidiaries that is secured by a Lien on the assets of the Company or any of its Restricted Subsidiaries on the date of determination less the aggregate amount of cash and Cash Equivalents of the Company and its Restricted Subsidiaries on a consolidated basis as of such date, to (b) Consolidated EBITDA of the Company and its Restricted Subsidiaries for the most recent Four-Quarter Period, calculated on a Pro Forma Basis.

“Consolidated Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recent consolidated balance sheet of the Company; provided that, for purposes of calculating “Consolidated Total Assets” for purposes of testing the covenants under the Indenture in connection with any transaction, the total consolidated assets of the Company and its Restricted Subsidiaries shall be calculated on a Pro Forma Basis for the most recent Four-Quarter Period.

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of indebtedness of the Company and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of indebtedness resulting from the application of purchase accounting in connection with any Asset Sale or Asset Acquisition), consisting of indebtedness for borrowed money, Capital Lease Obligations and debt obligations evidenced by promissory notes or similar instruments.

“Consolidated Total Net Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Debt of the Company and its Restricted Subsidiaries on the date of determination less the aggregate amount of cash and Cash Equivalents of the Company and its Restricted Subsidiaries on a consolidated basis as of such date, to (b) Consolidated EBITDA of the Company and its Restricted Subsidiaries for the most recent Four-Quarter Period prior to such date for which the Company has internal financial statements available, in each case, calculated on a Pro Forma Basis.

“Credit Facilities” means (i) that certain ABL Credit Agreement, dated as of the Issue Date (as amended, restated, supplemented or otherwise modified from time to time, the “ABL Credit Facility”), by and among the Company, Williams Scotsman, Inc., Willscot Equipment II, LLC, and Williams Scotsman of Canada, Inc., as borrowers, Williams Scotsman Holdings Corp., Bank of America, N.A., as administrative agent and collateral agent, and the other lenders named therein, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement extending the maturity thereof, refinancing, replacing, supplementing or otherwise restructuring all or any portion of the Debt thereunder or increasing or supplementing the amount loaned or issued thereunder or altering the maturity thereof whether pursuant to a credit agreement, indenture or other debt facility (any of the foregoing, an “Amendment”) and (ii) whether or not the financing agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Credit Facilities,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to a Receivables Subsidiary or other special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Debt, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time; provided, the Company and the Restricted Subsidiaries, taken as a whole, do not incur Debt pursuant to any Amendment defined in clause (i) or any Debt incurred under clause (ii) in an aggregate principal amount at any time outstanding in excess of the maximum aggregate principal amount of Debt permitted to be incurred pursuant to clause (i) of the definition of “Permitted Debt.”

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following: (i) all indebtedness of such Person for money borrowed; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments, (iii) all obligations of such Person with respect to letters of credit (except letters of credit that are (x) secured by cash or Cash Equivalents, (y) issued under any Credit Facility or (z) securing obligations, other than obligations referred to in clauses (i), (ii) and (v), entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 10th business day following payment on the letter of credit), bankers’ acceptances or similar facilities issued for the account of such Person; (iv) indebtedness for the deferred purchase price of property and all obligations created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets), in each case, excluding any trade payables or other current liabilities incurred in the ordinary course of business; (v) all Capital Lease Obligations (including Attributable Debt with regards to Sale and Leaseback Transactions) of such Person (but excluding obligations under operating leases); (vi) the maximum fixed redemption or repurchase price of Disqualified Stock in such Person at the time of determination; (vii) any Hedging Obligations of such Person at the time of determination (but taking into account only the mark-to-market value or, if any actual amount is due as a result of the termination or close-out of such transaction, that amount); and (viii) all obligations of the types referred to in clauses (i) through (vii) of this definition of another Person, the payment of which (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, in each case if and to the extent that any of the foregoing (other than clauses (iii) and (viii) above) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP.  For purposes of the foregoing: (a) the maximum fixed repurchase price of any Disqualified Stock that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Disqualified Stock are not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP; (c) the amount of any Debt described in clause (ix)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (ix)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

Notwithstanding the foregoing, in connection with the purchase or sale by the Company or any of its Restricted Subsidiaries of any assets or business, the term “Debt” will exclude (x)

customary indemnification obligations, (y) post-closing payment adjustments to which the other party may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent and (z) trade payments and accrued expenses, in each case arising in the ordinary course of business, and deferred or prepaid revenue; provided that the amount of such payment would not be required to be reflected on the face of a balance sheet prepared in accordance with GAAP.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate setting forth the basis of determining the Fair Market Value thereof.

“Discharge of First Lien Obligations” means (a) the payment in full in cash (or cash collateralized or defeased in accordance with the terms of the Credit Facilities or otherwise discharged in connection with any plan of reorganization, plan of arrangement or similar restructuring plan in an insolvency proceeding approved by the requisite percentage of lenders under the Credit Facilities) of all outstanding First Lien Obligations, excluding (i) Bank Product Obligations, (ii) Unasserted Contingent Obligations, and (iii) contingent indemnity claims which have been asserted in good faith and in writing to one or more of the borrowers under such Credit Facilities, (b) the termination of all commitments to extend credit under the Credit Facilities that are First Lien Obligations, and (c) there are no outstanding letters of credit or similar instruments issued under such Credit Facilities (other than such as have been cash collateralized (or for which a standby letter of credit acceptable to the relevant agent or fronting bank has been delivered) or defeased in accordance with the terms of the Credit Facilities that are First Lien Obligations or otherwise discharged in connection with any plan of reorganization, plan of arrangement or similar restructuring plan in an insolvency proceeding approved by the requisite percentage of lenders under such Credit Facilities).  For purposes of this definition, “Unasserted Contingent Obligations” shall mean at any time, any of the respective claims for taxes, costs, indemnification, reimbursements, damages and similar liabilities in respect of which no written claim has been made at such time by the lenders under such Credit Facilities and the Holders of the Notes, respectively (and, in the case of claims for indemnification, no written claim for indemnification has been issued by the indemnitee at such time).

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)                                 matures or is mandatorily redeemable under a sinking fund obligation or otherwise;

(2)                                 is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or any of its Subsidiaries); or

(3)                                 is redeemable, in whole or in part, at the option of the holder thereof;

in each case on or prior to the day that is 91 days after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring on or prior to the 91st day after the Stated Maturity of the Notes will not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable, as measured by the purchase or redemption price or the breadth of the definition of the event or events triggering such purchase or redemption obligation to the holders of such Capital Stock than the provisions of the covenants described under “—Certain Covenants—Limitation on Asset Sales” and “—Certain Covenants—Change of Control,” respectively, and any such requirement becomes operative only after compliance with such corresponding terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto; provided, further, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; and provided, further, that any Capital Stock held by any future, current or former employee, director, manager or consultant (or their respective trusts, estates, investment funds, investment vehicles or immediate family members) of the Company, any of its Subsidiaries or any direct or indirect parent thereof, in each case upon the termination of employment or death of such person pursuant to any stockholders’ agreement, management equity plan, stock option plan or any other management or employee benefit plan or agreement, shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries or any direct or indirect parent of the Company.

“ECP Grantor” means, in respect of any Swap Obligation, any Person that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of relevant Lien becomes effective with respect to such Swap Obligation or such other Person as constitutes an “eligible contact participant” within the meaning of the Commodity Exchange Act or any regulations promulgated thereunder.

“Enforcement Action” means any action to:

(1)                                 foreclose, execute, levy, or collect on, take possession or control of (other than for purposes of perfection), sell or otherwise realize upon (judicially or non-judicially), or lease, license, or otherwise dispose of (whether publicly or privately), Collateral, or otherwise exercise or enforce remedial rights with respect to Collateral under the First Lien Loan Documents or the Second Lien Debt Documents (including by way of setoff, recoupment, notification of a public or private sale or other disposition pursuant to the UCC or other applicable law, notification to account debtors, notification to depositary banks under deposit account control agreements, or exercise of rights under landlord consents, if applicable);

(2)                                 solicit bids from third Persons, approve bid procedures for any proposed disposition of Collateral, conduct the liquidation or disposition of Collateral or engage or retain sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers, or other third Persons for the purposes of valuing, marketing, promoting, and selling Collateral;

(3)                                 receive a transfer of Collateral in satisfaction of Debt or any other Obligation secured thereby;

(4)                                 otherwise enforce a security interest or exercise another right or remedy, as a secured creditor or otherwise, pertaining to the Collateral at law, in equity, or pursuant to the First Lien Loan Documents or Second Lien Debt Documents (including the commencement of applicable legal proceedings or other actions with respect to all or any portion of the Collateral to facilitate the actions described in the preceding clauses, and exercising voting rights in respect of equity interests comprising Collateral); or

(5)                                 effectuate or cause the disposition of Collateral by the Company or any Guarantor after the occurrence and during the continuation of an event of default under any of the First Lien Loan Documents or the Second Lien Debt Documents with the consent of the applicable First Lien Collateral Agent (or First Lien Claimholders) or Second Lien Collateral Agent (or Second Lien Claimholders).

“Equity Interests” in any Person means all Capital Stock in such Person and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock) in such Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Subsidiary” means (a) any Subsidiary that is not a wholly-owned Subsidiary of the Company; (b) (i) any Subsidiary that is prohibited by any applicable law or, solely with respect to Subsidiaries existing on the Issue Date or on the date such Subsidiary is acquired (provided, that such prohibition is not be created in contemplation of such acquisition), its organic documents from guaranteeing the Note Obligations, (ii) any Subsidiary that is prohibited by any contractual obligation existing on the Issue Date or on the date any such Subsidiary is acquired from guaranteeing the Note Obligations (provided, that such prohibition is not created in contemplation of such acquisition) and (iii) to the extent that the provision of any Guarantee of the Note Obligations would require the consent, approval, license or authorization of any governmental authority which has not been obtained, any Subsidiary that is subject to such restrictions; provided that after such time that such restrictions on Guarantees are waived, lapse, terminate or are no longer effective, such Restricted Subsidiary shall no longer be an Excluded Subsidiary; (c) (i) any wholly-owned Subsidiary incorporated or organized under the laws of Canada or any province or territory of Canada or (ii) any wholly-owned Subsidiary organized under the laws of the United States, any state of the United States or the District of Columbia that (a) has no material assets other than Equity Interests of one or more Subsidiaries that are “controlled foreign corporations” within the meaning of Section 957(a) of the Code) or (b) is a Subsidiary of a Subsidiary that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code) (provided any Subsidiary described in the foregoing clauses (c)(i) or (c)(ii) shall be an Excluded Subsidiary only with respect to the guarantee of an obligation of a United States person); (d) each Subsidiary that is not a Material Subsidiary, (e) any Subsidiary that is not a wholly-owned Subsidiary incorporated or organized under the laws of Canada or any province or territory of Canada or a wholly-owned Subsidiary organized under the laws of the United States, any state of the United States or the District of Columbia, (f) each Non-Recourse Subsidiary, (g) each Unrestricted Subsidiary and (h) any Subsidiary for which the provision of a Guarantee would result in a material adverse tax or regulatory consequence to the Company or one of its Subsidiaries, as applicable.

“Excluded Swap Obligation” means, with respect to any Person, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Person, or the grant by such Person of a Lien to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act, as amended, or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Person’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act, as amended, and the regulations thereunder at the time the guarantee of such Person or the grant of such Lien becomes effective with respect to such Swap Obligation.  If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or Lien is or becomes illegal. “Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Board of Directors of the Company.

“First Lien Claimholders” means the Initial First Lien Claimholders and any Additional First Lien Claimholders.

“First Lien Collateral” means any “Collateral” or “Pledged Collateral” or similar term as defined in any First Lien Loan Document or any other assets of the Company or any Guarantor with respect to which a Lien is granted or purported to be granted or required to be granted pursuant to a First Lien Loan Document as security for any First Lien Obligations and shall include any property or assets subject to replacement Liens or adequate protection Liens in favor of any First Lien Claimholder.

“First Lien Collateral Agent” means (i) in the case of any Initial First Lien Obligations or the Initial First Lien Claimholders, the Initial First Lien Collateral Agent and (ii) in the case of any Additional First Lien Obligations and the Additional First Lien Claimholders in respect thereof, the Person serving as collateral agent (or the equivalent) for such Additional First Lien Obligations and that is named as the First Lien Collateral Agent in respect of such Additional First Lien Obligations in the applicable joinder agreement (each, in the case of this clause (ii)

together with its successors and assigns in such capacity, an “Additional First Lien Collateral Agent”).

“First Lien Collateral Documents” means the “Security Documents” or “Collateral Documents” or similar term (as defined in the applicable First Lien Loan Documents) and any other agreement, document or instrument pursuant to which a Lien is granted securing any First Lien Obligations or pursuant to which any such Lien is perfected.

“First Lien Debt” means the Initial First Lien Debt and any Additional First Lien Debt.

“First Lien Loan Documents” means the Initial First Lien Loan Documents and any Additional First Lien Loan Documents.

“First Lien Obligations” means the Initial First Lien Obligations and any Additional First Lien Obligations, and shall not include, for the avoidance of doubt, any Excluded Swap Obligations.

“First Lien Pari Passu Intercreditor Agreement” means an agreement among each First Lien Representative and each First Lien Collateral Agent allocating rights among the various Series of First Lien Obligations.

“First Lien Representative” means (i) in the case of any Initial First Lien Obligations or the Initial First Lien Claimholders, the Initial First Lien Representative and (ii) in the case of any Additional First Lien Obligations and the Additional First Lien Claimholders in respect thereof, each trustee, administrative agent, collateral agent, security agent and similar agent that is named as the First Lien Representative in respect of such Additional First Lien Obligations in the applicable joinder agreement (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an “Additional First Lien Representative”).

“Foreign Subsidiary” means any Subsidiary that is not organized or existing under the laws of the United States, any state thereof, any territory thereof, or the District of Columbia.

“Four-Quarter Period” has the meaning set forth in the definition of Pro Forma Basis.

“GAAP” means generally accepted accounting principles in effect in the United States from time to time.

“Guarantee” means, as applied to any Debt of another Person, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such Debt.  “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing.

“Hedge Agreement” means a Swap Contract entered into by the Company, any other Guarantor or any of their respective Subsidiaries with a counterparty as permitted under the First Lien Loan Documents or the Second Lien Debt Documents, as the case may be.

“Hedging Obligations” of any Person means any obligation of such Person pursuant to any Hedge Agreement.

“Holder” means a Person in whose name a Note is registered in the security register.

“Holdings” means Williams Scotsman Holdings Corp., a Delaware corporation.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.  Debt otherwise Incurred by a Person before it becomes a Restricted Subsidiary of the Company shall be deemed to be Incurred at the time at which such Person becomes a Restricted Subsidiary of the Company. “Incurrence” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing.  A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt.  In addition, the following shall not be deemed a separate Incurrence of Debt:

(1)                                 amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2)                                 the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Equity Interests in the form of additional Equity Interests of the same class and with the same terms;

(3)                                 the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4)                                 unrealized losses or charges in respect of Hedging Obligations.

“Initial First Lien Claimholders” means the “Secured Parties” under the ABL Credit Facility.

“Initial First Lien Collateral Agent” means Bank of America, N.A., as administrative agent and collateral agent under the ABL Credit Facility, and its successors and/or assigns in such capacity.

“Initial First Lien Debt” means the Debt and guarantees thereof now or hereafter incurred pursuant to the Initial First Lien Loan Documents.

“Initial First Lien Loan Documents” means the ABL Credit Facility and the other “Loan Documents” under the ABL Credit Facility and any other document or agreement entered into for the purpose of evidencing, governing, securing or perfecting the Initial First Lien Obligations.

“Initial First Lien Obligations” means “Secured Obligations” under the ABL Credit Facility.

“Initial First Lien Representative” means Bank of America, N.A.

“Initial Second Lien Debt” means the Debt and guarantees thereof now or hereafter incurred pursuant to the Initial Second Lien Debt Documents.  Initial Second Lien Debt shall include any Registered Equivalent Notes and guarantees thereof by the Guarantors issued in exchange thereof.

“Initial Second Lien Debt Documents” means that certain Indenture and the other Note Documents and any other document or agreement entered into for the purpose of evidencing, governing, securing or perfecting the Note Obligations.

“Initial Second Lien Representative” means Deutsche Bank Trust Company Americas.

“Insolvency or Liquidation Proceeding” means any case or proceeding, application, meeting convened, resolution passed, proposal, corporate action or any other proceeding commenced by or against a Person under any state, provincial, territorial, federal or foreign law for, or any agreement of such Person to, (a) the entry of an order for relief under the Bankruptcy Code, or any other steps being taken under any other insolvency, debtor relief, bankruptcy, receivership, debt adjustment law or other similar law (whether state, provincial, territorial, federal or foreign), including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada); (b) the appointment of a custodian for such Person or any part of its property; (c) an assignment or trust mortgage for the benefit of creditors; (d) the winding-up or strike off of such Person; (e) the proposal or implementation of a scheme or plan of arrangement or composition; and/or (f) a suspension of payment, moratorium of any debts, official assignment, composition or arrangement with a Person’s creditors.

“Intercreditor Agreement” means, as the context may require, (i) the intercreditor agreement, to be dated as of the Issue Date, among the Initial First Lien Collateral Agent, the Collateral Agent, the Company and each Guarantor and (ii) any other intercreditor agreement that may be entered into after the Issue Date by the Company, any Guarantor and the Collateral Agent in connection with Credit Facilities not otherwise prohibited by the Indenture (which is not materially less favorable to the Collateral Agent and the holders of the Notes (taken as a whole) than the intercreditor agreement referred to in clause (i) of this definition) (as certified to by the Company in an Officer’s Certificate delivered to the Trustee and the Collateral Agent), in each case, as it may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with the terms thereof and the Indenture.

“Investment” means, with respect to any Person, all direct or indirect investments by such Person in other Persons in the form of loans, advances (or other extensions of credit) or capital contributions (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person), including the following: (i) the purchase or acquisition of any Equity Interest or other evidence of beneficial ownership in another Person; and (ii) the purchase, acquisition or Guarantee of the obligations of another Person, but shall exclude: (a) accounts receivable, notes receivable and other extensions of trade credit in the ordinary course of business; (b) other credits to suppliers in the ordinary course of business; (c) the acquisition of property and assets (including inventory, supplies, materials and equipment or licenses or leases of intellectual property); (d) the purchase or acquisition of the business,  assets or services of another Person; (e) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the ordinary course of business; (f) negotiable instruments held for collection and endorsements for collection or deposit; and (g) loans and advances to officers, directors and employees for commission, travel, entertainment, relocation and analogous ordinary business purposes, in each case, made in the ordinary course of business.  If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such disposition equal to the Fair Market Value of the Company’s Investments in such Person that were not sold or disposed of.  The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person.  Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Investment Grade Status” shall apply at any time the Notes receive both a rating equal to or higher than BBB- (or the equivalent) from S&P and a rating equal to or higher than Baa3 (or the equivalent) from Moody’s.

“Issue Date” means          , 2017, the date on which Notes are originally issued under the Indenture.

“Junior Lien Obligations” means obligations under Debt that is unsecured or is secured by a Lien on a junior basis to the Liens securing the Note Obligations and subject to a customary intercreditor agreement.

“Lien” means any mortgage, pledge (including, without limitation, disclosed, undisclosed, possessory and non-possessory), security interest, hypothecation, assignment, statutory trust, deemed trust, privilege, lien, charge, bailment or similar encumbrance, whether statutory, based on common law, contract or otherwise, and including any option or agreement to give any of the foregoing, any filing of or agreement to give any financing statement under the Uniform Commercial Code or the Personal Property Security Act (Ontario) (or equivalent or successor statutes) of any jurisdiction to evidence any of the foregoing, any conditional sale or other title retention agreement, any reservation of ownership or any lease in the nature thereof.

“Limited Condition Transaction” means any Investment or acquisition (whether by merger, amalgamation, consolidation or other business combination or the acquisition of Equity Interests or otherwise) whose consummation is not conditioned on the availability of, or on obtaining, third party financing.

“Material Subsidiary” means, as at any date of determination, each Restricted Subsidiary of the Company (a) whose total assets (other than intercompany receivables) at the last day of the most recently ended Four-Quarter Period were equal to or greater than 2.5% of the Consolidated

Total Assets of the Company and its Restricted Subsidiaries at such date or (b) whose gross revenues (other than revenues generated from sales to the Company or any of its Restricted Subsidiaries) for such Four-Quarter Period were equal to or greater than 2.5% of the consolidated gross revenues of the Company and its Restricted Subsidiaries for such period, in each case determined in accordance with GAAP.  Notwithstanding the foregoing, each Borrower (as defined in the ABL Credit Facility) that is a Subsidiary of the Company shall at all times be deemed to be a Material Subsidiary.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Cash Equivalents received, net of: (i) the direct costs and expenses of such Person incurred in connection with such a sale, including all legal, tax, investment banking, accounting, title and recording tax expenses, broker or finder fees, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or any Restricted Subsidiary thereof) in connection with such Asset Sale; (iii) distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction and (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP or amount placed in an escrow account or cash reserves for purposes of such an adjustment and escrowed amounts and amounts taken by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP; provided, however, that any non- cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Non-Recourse Debt” means Debt (a) as to which neither the Company nor any of its Restricted Subsidiaries (other than any Non-Recourse Subsidiaries) (i) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Debt) other than a pledge of the equity interests of any Non-Recourse Subsidiary, (ii) is directly or indirectly liable (as a guarantor or otherwise) other than by virtue of a pledge of the equity interests of any Non-Recourse Subsidiary, or (iii) constitutes the lender; (b) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against any Non-Recourse Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt (other than Debt under the Credit Facilities or the Notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and (c) as to which the lenders thereunder will not have any recourse to the Equity Interests or assets of the Company or any of its Restricted Subsidiaries (other than the Non-Recourse Subsidiaries).

“Non-Recourse Subsidiary” means any Canadian Subsidiary or U.S. Subsidiary of the Company created for the purpose of obtaining stand-alone financing for the acquisition and lease of rental equipment to customers, and all of whose Debt is Non-Recourse Debt.

“Note Documents” means the Indenture, the Notes, the Note Guarantees and the Security Documents.

“Note Liens” means all Liens in favor of the Collateral Agent on Collateral securing the Note Obligations, including any Second Lien Obligations.

“Note Obligations” means the Obligations of the Company and the Guarantors under the Indenture, the Notes and the Security Documents, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Notes and the performance of all other obligations to the Trustee, the Collateral Agent and the Holders under the Indenture, the Notes and the Security Documents, according to the respective terms thereof.

“Obligations” means all obligations of every nature of the Company and each other Guarantor from time to time owed to any agent or trustee, the First Lien Claimholders, the Second Lien Claimholders or any of them or their respective Affiliates, in each case, under the First Lien Loan Documents, the Second Lien Debt Documents, Hedge Agreements or Bank Product Obligations, whether for principal, interest or payments for early termination of Swap Contracts, fees, expenses, indemnification or otherwise and all guarantees of any of the foregoing and including any interest and fees that accrue after the commencement by or against any Person of any proceeding under any Bankruptcy Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid (or, to the extent permitted by applicable procedures or regulations, electronically), to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture).  Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of Notes within five business days after the Expiration Date.  The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the delivery of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be sent by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company.  The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase.  The Offer shall also state:

(1)                                 the section of the Indenture pursuant to which the Offer to Purchase is being made;

(2)                                 the Expiration Date and the Purchase Date;

(3)                                 the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”);

(4)                                 the purchase price to be paid by the Company for each $1,000 principal amount of Notes accepted for payment (as specified pursuant to the Indenture);

(5)                                 that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $1,000 principal amount;

(6)                                 the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7)                                 that, unless the Company defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8)                                 that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

(9)                                 that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10)                          that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its paying agent) receives, not later than the close of business the fifth business day prior to the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender; and

(11)                          if applicable, that, in the case of any Holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

“Officer’s Certificate” means a certificate signed by an officer of the Company or a Guarantor, as applicable.

“Pari Passu Debt” means (1) the Notes and any Debt which ranks equally in right of payment to the Notes and, in respect of any Asset Sale involving Collateral, with an equal ranking Lien on the assets disposed of in such Asset Sale and (2) with respect to any Guarantor, its Note Guarantee and any Debt which ranks equally in right of payment to such Guarantor’s Note Guarantee and, in respect of any Asset Sale involving Collateral, with an equal ranking Lien on the assets disposed of in such Asset Sale.

“Permitted Business” means any business similar in nature to any business conducted by the Company and its Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to the business conducted by the Company and its Restricted Subsidiaries on the Issue Date, or a reasonable extension, development or expansion thereof, in each case, as determined in good faith by the Board of Directors of the Company.

“Permitted Collateral Liens” means Permitted Liens (other than Liens described in clause (t) of the definition thereof).

“Permitted Debt” means:

(i)                                     First Lien Obligations (including amounts outstanding on the Issue Date) in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $900.0 million and (y) the Borrowing Base;

(ii)                                  Debt outstanding under the Notes (excluding any Additional Notes) and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes, and any Refinancing Debt with respect to the foregoing;

(iii)                               Guarantees of the Notes, including any Refinancing Debt in respect thereof;

(iv)                              (A) Debt of the Company or any of its Subsidiaries (including any unused commitment) existing on the Issue Date (other than Debt described in clause (i), (ii) or (iii) above) and (B) any Refinancing Debt with respect to the foregoing; provided that, the incurrence of any such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A);

(v)                                 intercompany Debt owed to the Company or to any of its Restricted Subsidiaries; provided that if such Debt is owed by the Company or any Guarantor to a Restricted Subsidiary that is not a Guarantor, such Debt shall be subordinated in right of payment to the prior payment in full of the Company’s or such Guarantor’s Note Obligations;

(vi)                              Guarantees Incurred by the Company of Debt of a Restricted Subsidiary otherwise permitted to be incurred under the Indenture;

(vii)                           Guarantees by the Company or any of its Restricted Subsidiaries of Debt of the Company or any of its Restricted Subsidiaries, including Guarantees by any Restricted Subsidiary of Debt under Credit Facilities; provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the “—Limitation on Incurrence of Debt” covenant and (b) such Guarantees are subordinated in right of payment to the Note Guarantees to the same extent, if any, as the Debt being guaranteed is subordinated in right of payment to the Notes;

(viii)                        Debt incurred in respect of workers’ compensation claims, performance or surety bonds, health, disability or other employee benefits, property, casualty or liability insurance or self-insurance obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds or obligations, bankers’ acceptances, bank guarantees, letter of credit, warehouse receipt, completion guarantees and similar facilities, or other Debt with respect to reimbursement type obligations regarding the foregoing, in each case, provided or incurred (including Guarantees thereof) by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(ix)                              the Incurrence of Hedging Obligations by the Company or any of its Restricted Subsidiaries except Hedging Obligations entered into for speculative purposes;

(x)                                 (A) the Incurrence of Debt (including Debt comprised of Capital Lease Obligations, mortgage financings or purchase money obligations and Debt arising under leases entered into in connection with a Sale and Leaseback Transaction not prohibited by the Indenture), Disqualified Stock or preferred stock by the Company or any of its Restricted Subsidiaries, in each case, Incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, lease, installation or improvement of, or repairs, improvements or additions to property (real or personal), plant or equipment used or useful in the business of the Company or any of its Restricted Subsidiaries; provided that at the time of Incurrence of any such Debt, the aggregate amount of Debt outstanding under this clause (x)(A) does not exceed the greater of (x) $85.0 million and (y) 6.4% of Consolidated Total Assets and (B) any Refinancing Debt in respect of each of the foregoing; provided that, the Incurrence of any such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A);

(xi)                              Debt arising from agreements of the Company or any of its Restricted Subsidiaries providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Equity Interests of a Restricted Subsidiary otherwise permitted under the Indenture;

(xii)                           the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)                                 any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or its Restricted Subsidiaries (other than to the extent secured by a Permitted Lien until such collateral has been foreclosed upon); and

(b)                                 any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company (other than to the extent secured by a Permitted Lien until such collateral has been foreclosed upon);

shall be deemed, in each case, to constitute an issuance of such preferred stock by the Company or such Restricted Subsidiary that was not permitted by this clause (xii);

(xiii)                        Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds; provided, however, that such Debt is extinguished within ten business days after the Company receiving notice of the Incurrence thereof;

(xiv)                       (A) additional Debt of the Company and its Restricted Subsidiaries in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $85.0 million and (y) 6.4% of Consolidated Total Assets and (B) any Refinancing Debt with respect thereto; provided, that the Incurrence of such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A);

(xv)                          Refinancing Debt in respect of Debt Incurred pursuant to the first paragraph of the covenant under the caption “—Certain Covenants—Limitation on Incurrence of Debt”;

(xvi)                       (A) Debt Incurred by Restricted Subsidiaries that are not Guarantors in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $100.0 million and (y) 7.5% of Consolidated Total Assets as of the last date of the most recently ended Four-Quarter Period and (B) any Refinancing Debt with respect thereto; provided, that the Incurrence of such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A);

(xvii)                    (A) Non-Recourse Debt of any Non-Recourse Subsidiary; provided that the aggregate Debt incurred under this clause (xvii) at any one time outstanding does not exceed $50.0 million and (B) any Refinancing Debt with respect thereto; provided, that the Incurrence of such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A);

(xviii)                 Debt of the Company or any of its Restricted Subsidiaries consisting of the financing of insurance premiums or “take or pay” obligations in the ordinary course of business;

(xix)                       Debt consisting of unsecured promissory notes or similar Debt issued by the Company or any of its Restricted Subsidiaries to current, future or former officers, directors and employees thereof, or to their respective estates, spouses, former spouses, successors, executors, administrators, heirs, legatees or distributees,  in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent thereof to the extent described in clause (iv) of the second paragraph under the caption “—Certain Covenants—Limitation on Restricted Payments” and (B) any Refinancing Debt with respect thereto; provided that, the incurrence of any such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A);

(xx)                          Debt Incurred by the Company or any of its Restricted Subsidiaries, to the extent that the net proceeds thereof are promptly deposited with the Trustee to redeem the Notes in full or to defease or to satisfy and discharge the Notes;

(xxi)                       (A) Debt of any Receivables Subsidiary pursuant to a Qualified Receivables Transaction in respect of any Qualified Receivables Transaction that is without recourse to the Company or any Restricted Subsidiary or any of their respective assets (other than pursuant to Standard Securitization Undertakings) and (B) any Refinancing Debt with respect to the foregoing; provided that, the incurrence of any such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A);

(xxii)                    (A) (i) Acquired Debt or (ii) other Debt of such Persons or the Company or any of its Restricted Subsidiaries Incurred (x) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of the Company (including being designated as a Restricted Subsidiary) or was otherwise acquired by, or merged into or amalgamated, arranged or consolidated with the Company or any of its Restricted Subsidiaries or (y) otherwise in connection with, or in contemplation of, such acquisition, merger, amalgamation, arrangement or consolidation; provided, however, in each case set forth in clause (x) or (y), that such Debt constitutes either Additional Second Lien Obligations or Junior Lien Obligations, and (B) any Refinancing Debt with respect thereto;

(xxiii)                 Debt of the Company and any of its Restricted Subsidiaries in respect of Cash Management Agreements and other Debt in respect of netting services, employees’ credit or purchase cards, overdraft protections and similar arrangements, in each case, entered into in the ordinary course of business;

(xxiv)                customer deposits and advance payments received in the ordinary course of business from customers of goods and services purchased in the ordinary course of business;

(xxv)                   (A) Debt of the Company or any of its Restricted Subsidiaries in an aggregate principal amount not to exceed the Available Excluded Contribution Amount, and (B) any Refinancing Debt with respect to the foregoing; provided that, the incurrence of any such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A); and

(xxvi)                (A) Debt Incurred in connection with any Sale and Leaseback Transaction permitted under the covenant “—Limitation on Sale and Leaseback Transactions” in an aggregate amount at any time outstanding not to exceed the greater of (x) $40.0 million and (y) 3.0% of Consolidated Total Assets and (B) any Refinancing Debt with respect thereto; provided, that the Incurrence of such Refinancing Debt shall not be deemed to have refreshed capacity under the foregoing clause (A).

“Permitted Holder” means the Sponsor, its Affiliates and/or the Sponsor Affiliates (in each case, including, as applicable, related funds and general partners thereof).

“Permitted Investments” means:

(a)                                 Investments in existence on, or contemplated as of, the Issue Date and any extension, modification, renewal or reinvestment of any such Investments, but only to the extent not involving additional advances, contributions or increases thereof (other than as a result of accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms thereof); provided that the amount of any such Investments may be increased (x) as otherwise permitted under the Indenture or (y) as required by the terms of such Investment as in existence on the Issue Date;

(b)                                 Investments required pursuant to any agreement or obligation of the Company or any of its Restricted Subsidiaries, in effect on the Issue Date, to make such Investments;

(c)                                  Investments in (x) cash and assets constituting Cash Equivalents at the time made and (y) the Notes and Additional Second Lien Obligations (by way of purchase or other acquisition);

(d)                                 Investments in property and other assets, owned or used by the Company or any of its Restricted Subsidiaries in the operation of a Permitted Business;

(e)                                  Investments by the Company or any of its Restricted Subsidiaries in the Company or any of its Restricted Subsidiaries;

(f)                                   Investments by the Company or any of its Restricted Subsidiaries in a Person, if (A) as a result of such Investment such Person becomes a Restricted Subsidiary or (B) in connection with such Investment such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated or wound-up into, the Company or any of its Restricted Subsidiaries;

(g)                                  Investments represented by Hedging Obligations not for speculative purposes;

(h)                                 Investments received or acquired (x) in settlement, compromise, partial or full satisfaction, or resolution of obligations owed to the Company or any of its Restricted Subsidiaries, including pursuant to bankruptcy, insolvency or similar proceedings (including as a result of any workout, reorganization or recapitalization), (y) on account of any claim or Lien against, or interest in, any other Person or its properties as a result of a foreclosure or enforcement by the Company or any of its Restricted Subsidiaries with respect to such claim or Lien against, or interest in, such other Person or its properties, or (z) in compromise or resolution of any litigation, arbitration or other disputes (including those arising in the ordinary course of business) with Persons who are not Affiliates of the Company;

(i)                                     Investments consisting of loans and advances to officers, directors, consultants and employees (i) in connection with such Person’s purchase of Equity Interests in any direct or indirect parent of the Company and (ii) otherwise, in an amount not to exceed in the aggregate at any one time outstanding the greater of (x) $5.0 million and (y) 0.4% of Consolidated Total Assets;

(j)                                    Investments in any Person to the extent the consideration for such Investments consist solely of Equity Interests of the Company or any direct or indirect parent of the Company;

(k)                                 any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales” or any other sale, transfer or other disposition of property not constituting an Asset Sale;

(l)                                     Investments in the ordinary course of business consisting of UCC Article 4 customary trade arrangements with customers consistent with past practices;

(m)                             payroll, travel and similar advances that are made in the ordinary course of business;

(n)                                 guarantees of (x) Debt permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt” and (y) leases (other than capital leases) or other obligations that do not constitute Debt entered into in the ordinary course of business;

(o)                                 Investments by any Restricted Subsidiary that is not a Guarantor in a Receivables Subsidiary in connection with a Qualified Receivables Transaction;

(p)                                 Investments made by the Company or a Restricted Subsidiary to repurchase or retire Equity Interests of a direct or indirect parent of the Company owned by any employee stock ownership plan or key employee stock ownership plan of the Company, any Restricted Subsidiary or any direct or indirect parent thereof;

(q)                                 [reserved];

(r)                                    cash or Cash Equivalents or other property deposited in the ordinary course of business to secure (or to secure letters of credit, banker’s acceptances or bank guarantees in connection with) the performance of statutory obligations (including obligations under worker’s compensation, unemployment insurance or similar legislation), surety or appeal bonds, customs bonds, leases, bids, agreements or other obligations under arrangements with utilities, insurance agreements, construction agreements, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(s)                                   Investments of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person is acquired or otherwise merges or consolidates with the Company or any of its Restricted Subsidiaries, in each case, in compliance with the Indenture; provided that such Investments were not made by such Person in connection with or in contemplation of such acquisition, merger or consolidation;

(t)                                    Investments in Permitted Joint Ventures and Unrestricted Subsidiaries made after the Issue Date in an amount, when taken together with all other Investments made pursuant to this clause (t) since the Issue Date and then outstanding, not to exceed $25.0 million;

(u)                                 Investments in Permitted Joint Ventures in connection with reorganizations and related activities related to tax planning; and

(v)                                 other Investments not otherwise permitted under this definition in an aggregate amount, when taken together with all other Investments made pursuant to this clause (w) that are at the time outstanding, not to exceed the greater of (a) $75.0 million and (b) 5.6% of Consolidated Total Assets as of the last date of the most recently ended Four-Quarter Period;

provided, however, that with respect to any Investment, the Company may, in its sole discretion, at any time allocate or re-allocate all or any portion of such Investment to one or more of the above clauses (a) through (v) so that all or a portion of such Investment would be a Permitted Investment.

The amount of any Investment shall be measured on the date each such Investment was made and without giving effect to subsequent changes in value other than as a result of repayments of loans or advances, redemptions, returns of capital, sales or other dispositions thereof or similar events.

“Permitted Joint Venture” means, with respect to any Person at any time, any corporation, partnership, limited liability company or other business entity (1) of which at least 20%, but not more than 50% of the Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the Restricted Subsidiaries (other than a Receivables Subsidiary) of that Person and (2) whose primary business constitutes or is reasonably expected to constitute at such time a Permitted Business.

“Permitted Liens” means:

(a)                                 Liens existing on the Issue Date or pursuant to agreements in existence on the Issue Date, other than pursuant to clause (b) below;

(b)                                 Liens to secure First Lien Obligations incurred pursuant to clause (i) of the definition of “Permitted Debt”; provided that, in each case, the First Lien Collateral Agent, or another agent for the holders of such Liens, shall have entered into the Intercreditor Agreement or a supplement or amendment thereto agreeing on behalf of the holders of such Liens to be bound by the terms thereof applicable to the holders of the First Lien Obligations;

(c)                                  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith, if such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor or for property taxes on property if the Company or one of its Restricted Subsidiaries has determined to abandon such property and if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(d)                                 Liens imposed or permitted by applicable federal, state, provincial, municipal, territorial, local or statutory law, rules or regulations, including, but not limited to, carrier’s, freight forwarder’s, warehousemen’s, materialmen’s, repairmen’s, logger’s, contractor’s, supplier of materials, architects’, mechanic’s, landlord’s or other similar Liens and inchoate statutory Liens arising under ERISA, in each case, incurred in the ordinary course of business for sums not then due or payable or past due by more than 60 days (or which are being contested in good faith and, to the extent necessary to prevent the forfeiture or sale of the property or assets subject to any such Lien, by appropriate proceedings);

(e)                                  survey exceptions, encumbrances, ground leases, easements or reservations of; or rights of others for, licenses, rights-of-way, servitudes, drains, sewers, utilities (including Liens securing the payment of charges for hydroelectricity), electric lines, telegraph and telephone and cable television lines and other similar purposes, or zoning, building codes, or other similar restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not in the aggregate materially impair the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(f)                                   Liens, pledges, deposits and security (i) in connection with workers’ compensation, unemployment insurance, employers’ health tax, social security benefits and other types of statutory obligations, insurance related obligations or the requirements of any official body (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto); (ii) to secure the performance of tenders, bids, surety, warranty, release, appeal or performance bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the ordinary course of business consistent with industry practice; (iii) to secure indemnification obligations (including to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances) given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services; (iv) arising in connection with any attachment or judicial proceeding unless the Liens so arising shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay; or (v) to secure the payment or performance of statutory or public obligations (including environmental, municipal and public utility commission obligations and requirements);

(g)                                  Liens (x) on property or shares of stock or other assets of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Company or any of its Restricted Subsidiaries; provided, that such Liens were not created or incurred in the contemplation of such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged with or into or consolidated or amalgamated with the Company or any Restricted Subsidiary (other than after-acquired property that is (1) affixed or appurtenant thereto or incorporated into the property covered by such Lien, (2) after-acquired property of such Person subject to a Lien securing such Debt, the terms of which Debt require or include a pledge of after-acquired property and (3) the proceeds and products thereof or improvements thereon); (y) on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any of its Restricted Subsidiaries; provided, that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition; and (z) on assets, property or shares of Equity Interests of another Person at the time such other Person becomes a Subsidiary of the Company or any of its Restricted Subsidiaries; provided, however, that (A) the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than after-acquired property that is (1) affixed or appurtenant thereto or incorporated into the property covered by such Lien, (2) after-acquired property of such Person subject to a Lien securing such Debt, the terms of which Debt require or include a pledge of after-acquired property and (3) the proceeds and products thereof or improvements thereon) and (B) such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary;

(h)                                 Liens in favor of the Company or any of its Restricted Subsidiaries; provided that if such Liens are on the assets of a Guarantor, such Liens are in favor of the Company or another Guarantor;

(i)                                     other Liens (not securing Debt) incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not in the aggregate materially adversely affect the value of such assets, taken as a whole, or materially impair the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(j)                                    Liens to secure any Refinancing Debt incurred in compliance with the Indenture to refinance Debt secured by Liens referred to in clauses (a), (g), (m), (o), (u), (gg), (hh), (mm) or (nn) of this definition or to this clause (j); provided that (x) such Liens do not extend to any property or assets other than the property or assets securing the Debt being extended, renewed, refinanced or refunded and after-acquired property affixed or incorporated in the property covered by such Lien or subject to a Lien securing such Debt and (y) the principal amount (or accreted value, if applicable) of the obligations secured by such Liens is not increased (except to the extent of any premiums, underwriting discounts, original issue discount and other fees, commissions, expenses paid and transaction costs incurred in connection with such extension, renewal, refinancing or refunding);

(k)                                 Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods in the ordinary course of business;

(l)                                     Liens arising out of licenses, leases, sublicenses and subleases of assets (including real property and intellectual property rights) or on vehicles or equipment, in each case, in the ordinary course of business;

(m)                             Liens securing Debt (including Capital Lease Obligations) permitted to be incurred pursuant to clause (x) of the definition of “Permitted Debt,” covering only the property or assets (or property affixed or appurtenant thereto and any proceeds thereof) acquired with or financed by such Debt;

(n)                                 Liens upon specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligation in respect of banker’s acceptances or trade letters of credit issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(o)                                 Liens securing Debt (or Obligations in respect of such Debt) Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property acquired, constructed, purchased, leased, repaired or improved with the proceeds of such Debt or affixed or appurtenant thereto and any proceeds and products thereof), and the Debt (other than any interest thereon) secured by the Lien must be permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt”;

(p)                                 (i) banker’s Liens, Liens that are contractual rights of set-off and similar Liens (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Debt, (B) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business and (ii) Liens of a collection bank arising under Section 4-210 of the UCC (or any comparable or successor provision) on items in the course of collection, (X) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (Y) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(q)                                 Liens (i) arising by reason of any judgment, order or decree, but not giving rise to an Event of Default, (ii) arising pursuant to an order of attachment, condemnation, eminent domain, distraint or similar legal process arising in connection with legal proceedings, but not giving rise to an Event of Default, (iii) that are required to protect or enforce rights in any administrative, arbitration or other court proceeding in the ordinary course of business, but not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired and (iv) arising out of judgments or awards with regard to which an appeal or other proceeding for review is in process;

(r)                                    Deposits made or other security in the ordinary course of business to secure liability to insurance carriers and Liens securing insurance premium financing arrangements;

(s)                                   Liens arising from UCC financing statement filings (including as a precautionary measure) in connection with Capital Lease Obligations permitted to be incurred pursuant to clause (x) of the definition of “Permitted Debt,” operating leases or consignments entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, in each case, covering only the property or assets (or property affixed or appurtenant thereto and any proceeds thereof) acquired with, financed by or subject to such leases or consignments;

(t)                                    Liens on the assets of a Restricted Subsidiary that is not a Guarantor securing Debt and other obligations of a Restricted Subsidiary that is not a Guarantor incurred in compliance with the Indenture (including Liens incurred in connection with a Qualified Receivables Transaction);

(u)                                 Liens on the Collateral granted under the Security Documents in favor of the Collateral Agent to secure the Notes (including Additional Notes to the extent constituting Additional Second Lien Obligations) and all corresponding Obligations under the Note Documents (including the Notes Guarantees), any Additional Second Lien Obligations and administrative expenses of the Collateral Agent;

(v)                                 Liens (i) on assets purported to be sold or otherwise transferred to a Receivables Subsidiary, (ii) over bank accounts of the Company or any Restricted Subsidiary, into which assets of the Qualified Receivables Transaction are paid or (iii) on Equity Interests in a Receivables Subsidiary or on assets of a Receivables Subsidiary, in each case, created, incurred or arising in connection with a Qualified Receivables Transaction;

(w)                               any customary provisions limiting the disposition or distribution of assets or property (including Equity Interests) or any related restrictions thereon in joint venture, partnership, membership, stockholder and limited liability company agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, including owners’ participation or similar agreements governing projects owned through an undivided interest; provided, however, that any such limitation is applicable only to the assets that are the subjects of such agreements;

(x)                                 Liens granted by a Person in favor of a commercial trading counterparty pursuant to a netting agreement, which Liens encumber rights under agreements that are subject to such netting agreement and which Liens secure such Person’s obligations to such counterparty under such netting agreement; provided that any such agreements and netting agreements are entered into in the ordinary course of business; and provided, further, that the Liens are incurred in the ordinary course of business and when granted, do not secure obligations which are past due;

(y)                                 Liens securing Hedging Obligations permitted to be incurred under the Indenture;

(z)                                  Liens on raw materials or on manufactured products as security for any drafts or bills of exchange drawn in connection with the importation of such raw materials or manufactured products;

(aa)                          Liens consisting of conditional sale, title retention, consignment or similar arrangements for the sale of goods acquired by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(bb)                          any pledge of the Equity Interests of an Unrestricted Subsidiary to secure Debt or other obligations of such Unrestricted Subsidiary;

(cc)                            Liens on any cash earnest money deposits made by the Company or any Restricted Subsidiary in connection with any letter of intent or purchase agreement;

(dd)                          Liens in the nature of the right of setoff in favor of counterparties to contractual agreements with the Company or any Restricted Subsidiary in the ordinary course of business;

(ee)                            Liens arising by operation of law under Article 2 of the Uniform Commercial Code in favor of a reclaiming seller of goods or buyer of goods;

(ff)                              Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Debt;

(gg)                            Liens Incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries with respect to Obligations in an aggregate principal amount that does not exceed $30.0 million at any one time outstanding;

(hh)                          Liens securing Obligations in respect of Debt incurred pursuant to clause (xxii) of the definition of the term “Permitted Debt” so long as such Debt constitutes Additional Second Lien Obligations;

(ii)                                  Liens arising or imposed under ERISA or the Code in connection with any “plan” (as defined in ERISA); provided that reasonable and appropriate provision has been made in accordance with GAAP for the payment of the obligations secured thereby;

(jj)                                Liens on accounts receivable and any assets related thereto, customarily created in connection with sales, assignments, transfers or other dispositions of accounts receivable in transactions not involving the Incurrence of Debt, and entered into in the ordinary course of business and consistent with past practice;

(kk)                          Liens securing Cash Management Agreements and related Obligations entered into in the ordinary course of business;

(ll)                                  Liens (x) deemed to exist in connection with Permitted Investments in repurchase agreements, (y) on cash advances in favor of the seller of any property to be acquired in an Investment to be applied against the purchase price for such Investment or (z) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction permitted under the Indenture in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of creation of such Lien;

(mm)                  Liens securing Obligations in respect of Debt incurred pursuant to the first paragraph of the covenant described above under “—Certain Covenants—Limitation on Incurrence of Debt); provided, that (x) such Liens may secure Debt that constitutes either Additional Second Lien Obligations or Junior Lien Obligations to the extent the Consolidated Secured Net Debt Ratio for the most recently ended Four-Quarter Period the date on which such Debt is Incurred would have been no greater than 4.50 to 1.00, determined on a Pro Forma Basis, and (y) otherwise, such Liens may secure Debt that constitutes Junior Lien Obligations;

(nn)                          other Liens securing obligations which do not exceed an amount at any one time outstanding equal to the greater of (x) $75.0 million and (y) 5.6% of Consolidated Total Assets; and

(oo)                          any extensions, modifications, refundings, substitutions, replacements or renewals (or successive extensions, refundings, replacements or renewals) of the foregoing.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, limited partnership, Governmental Authority or other entity.

“Pro Forma Basis” means, with respect to the calculation of any test, financial ratio, basket or covenant under the Indenture, including for purposes of determining the Consolidated Fixed Charge Coverage Ratio, the Consolidated Total Net Leverage Ratio, the Consolidated Secured Net Debt Ratio, and Consolidated Total Assets, of any Person and its Restricted Subsidiaries, or the Borrowing Base, as of any date, that pro forma effect will be given to the transactions and events giving rise to the need to make such calculation, including any acquisition, merger, amalgamation, consolidation, Investment, Incurrence of Debt (including Debt issued, Incurred or assumed or repaid or redeemed as a result of, or to finance, any relevant transaction and for which any such test, financial ratio, basket or covenant is being calculated), any other issuance or redemption of preferred stock or Disqualified Stock, Asset Sales or other sales, transfers and other dispositions or discontinuance of any Subsidiary, lines of business, divisions, segments or operating units, any operational change (including the entry into any material contract or arrangement) or any designation of a Restricted Subsidiary as an Unrestricted Subsidiary or of an Unrestricted Subsidiary as a Restricted Subsidiary, in each case, that have occurred during the Company’s four most recent full fiscal quarters for which internal financial statements are available immediately preceding the date of the transaction or event giving rise to the need to make such calculation (such four full fiscal quarter period being referred to herein as the “Four-Quarter Period”), or subsequent to the end of such Four-Quarter Period but on or prior to or simultaneously with the date of calculation or event or transaction for which a determination under this definition is made (including any such event occurring at a Person who became a Restricted Subsidiary of the subject Person or was merged, amalgamated or consolidated with or into the subject Person or any other Restricted Subsidiary of the subject Person after the commencement of the applicable Four-Quarter Period), as if each such event and transaction occurred on the first day of that Four-Quarter Period.  Whenever pro forma effect is to be given with respect to a transaction or event pursuant to this definition, pro forma calculations with respect thereto may include the amount of “run-rate” cost savings, operating expense reductions (including as a result of entering into any material contract or arrangement, strategic initiatives and purchasing improvements) charges attributable to the undertaking and/or implementation of cost savings initiatives and improvements, business optimization and other restructuring and integration charges and other synergies resulting from or relating to such transaction or event projected by the Company in good faith to be realized as a result of actions taken or with respect to which substantial steps have been taken or are expected to be taken (calculated on a pro forma basis as though such net costs savings, operating expense reductions, charges and other synergies had been realized on the first day of such period and as if such net costs savings, operating expense reductions, charges and other synergies were realized during the entirety of such period and such that “run-rate” means the full recurring benefit for a period that is associated with any action taken, for which substantial steps have been taken or are expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with Public Company Costs) net of the amount of actual benefits realized during such period from such actions), and any such adjustments shall be included in the initial pro forma calculations of such financial ratios, tests baskets or covenants relating to such transaction or event (and in respect of any subsequent pro forma calculations in which such transaction or costs savings, operating expense reductions and synergies are given pro forma effect) and during any applicable subsequent Four-Quarter Period for any subsequent calculation of such financial ratios, tests, baskets and covenants; provided that (A) such amounts are reasonably identifiable and factually supportable in the good faith judgment of the Company as set forth in an Officer’s Certificate of the Company, (B) such amounts have been realized, or specified actions are taken or are reasonably expected to be taken, within 18 months of the date of such transaction, and (C) no amounts shall be added to the extent duplicative of any amounts that are otherwise added back in computing Consolidated EBITDA (or any other components thereof), whether through a pro forma adjustment or otherwise, with respect to such period.  Any calculation may include adjustments appropriate to reflect all adjustments included in the calculation of Adjusted EBITDA set forth in footnote 11 to the “Summary—Summary Historical and Pro Forma Condensed Financial Information.”

For purposes of making any computation referred to above:

(1)                                 if any Debt bears a floating rate of interest and is being given pro forma effect, the interest on such Debt shall be calculated as if the rate in effect on the date for which a determination under this definition is made had been the applicable rate for the entire period (taking into account any hedging obligations applicable to such Debt);

(2)                                 interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP;

(3)                                 interest on any Debt under a revolving credit facility computed on a Pro Forma Basis shall be computed based upon the average daily balance of such Debt during the applicable period;

(4)                                 interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate; and

To the extent not already covered above, any such calculation may include adjustments calculated in accordance with Regulation S-X under the Securities Act of 1933, as amended.

“Public Company Costs” means costs relating to compliance with the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, as applicable to companies with equity or debt securities held by the public, the rules of national securities exchange companies with listed equity or debt securities, directors’ or managers’ compensation, fees and expense reimbursement, costs relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance and other executive costs, legal and other professional fees, and listing fees.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Note” means a promissory note of a Receivables Subsidiary to the Company or any of its Restricted Subsidiaries, which note must be repaid from cash available to the Receivables Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.  The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivables Subsidiary on terms determined in good faith by the Company to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

“Purchase Price” has the meaning set forth under “—Repurchase at the Option of Holders—Change of Control.”

“Qualified Equity Offering” means (i) an underwritten public equity offering of Equity Interests pursuant to an effective registration statement under the Securities Act or (ii) a private equity offering of Equity Interests of the Company or a direct or indirect parent entity of the Company other than any public offerings of securities to be offered to employees pursuant to employee benefit plans.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries sells, conveys or otherwise transfers to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in or pledge, any accounts receivable or interests therein (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect thereof, and all Guarantees, indemnities, warranties or other documentation or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and any other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving accounts receivable and any collections or proceeds of the foregoing.

“Receivables Subsidiary” means a Subsidiary of the Company:

(1)                                 that engages in no activities other than activities in connection with the financing of accounts receivable of the Company and/or its Restricted Subsidiaries;

(2)                                 that is designated by the Board of Directors of the Company as a Receivables Subsidiary pursuant to a resolution set forth in an Officer’s Certificate and delivered to the Trustee;

(3)                                 no portion of the Debt or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by the Company or any of its Restricted Subsidiaries (excluding Guarantees of obligations (other than the principal of and interest on, Debt) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates the Company or any of its Restricted Subsidiaries in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of the Company or any other Restricted Subsidiary of the Company (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(4)                                 with which neither the Company nor any of its Restricted Subsidiaries has any material contract, agreement, arrangement or understanding other than (a) those entered into in the ordinary course of business on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, (b) fees payable in the ordinary course of business in connection with servicing accounts receivable and (c) any Purchase Money Note issued by such Receivables Subsidiary to the Company or any of its Restricted Subsidiaries; and

(5)                                 with respect to which neither the Company nor any other Restricted Subsidiary of the Company has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces, repays, purchases, redeems, defeases, retires or extends any Debt permitted to be Incurred by the Company or any of its Restricted Subsidiaries pursuant to the terms of the Indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that

(i)                                     the Refinancing Debt is subordinated in right of payment to the Notes to at least the same extent as the Debt being refunded, refinanced, renewed, replaced, repaid, purchased, redeemed, defeased, retired or extended, if such Debt was subordinated in right of payment to the Notes,

(ii)                                  the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced, renewed, replaced, repaid, purchased, redeemed, defeased, retired or extended or (b) at least 91 days after the maturity date of the Notes,

(iii)                               the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, renewed, replaced, repaid, repurchased, redeemed, defeased, retired or extended,

(iv)                              such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount) then outstanding under the Debt being refunded, refinanced, renewed, replaced, repaid, purchased, redeemed, defeased, retired or extended, (b) the amount of accrued and unpaid interest and premiums (including tender premiums), if any, on such Debt being refunded, refinanced, renewed, replaced, repaid, purchased, redeemed, defeased, retired or extended and (c) the amount of all fees (including underwriting discounts and other arranger fees), commissions, expenses and costs (including original issue discounts or similar payments Incurred in connection therewith) related to the Incurrence of such Refinancing Debt, and

(v)                                 such Refinancing Debt shall not include (x) Debt of a Restricted Subsidiary that is not a Guarantor that refinances Debt of the Company or a Guarantor that could not have been initially Incurred by such Restricted Subsidiary pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Debt” or (y) Debt of the Company or a Restricted Subsidiary that refinances Debt of an Unrestricted Subsidiary.

“Registered Equivalent Notes” means, with respect to any notes originally issued in a Rule 144A or other private placement transaction under the Securities Act of 1933, substantially identical notes (having the same guarantees and substantially the same collateral provisions) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC.

“Replacement Assets” means (i) assets not classified as current assets under GAAP that are used or useful in a Permitted Business, (ii) all or substantially all of the assets of, or any Equity Interests of, another Permitted Business, if, after giving effect to any such acquisition of Equity Interests, the Permitted Business is or becomes a Restricted Subsidiary of the Company or (iii) Equity Interests constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company.

“Restricted Payment” is defined to mean any of the following:

(a)                                 any dividend or other distribution declared and paid on the Equity Interests in the Company or any of its Restricted Subsidiaries to the direct or indirect holders thereof in their capacity as such (other than any dividends or distributions to the extent payable in Equity Interests (other than Disqualified Stock) and dividends or distributions payable to the Company or any of its Restricted Subsidiaries (and if such Restricted Subsidiary has stockholders other than the Company or other Restricted Subsidiaries, to its stockholders on no more than a pro rata basis));

(b)                                 any payment made by the Company or any of its Restricted Subsidiaries (other than to the extent payment is made in Equity Interests (other than Disqualified Stock)) to purchase, redeem, acquire or retire for value any Equity Interests in the Company or any of its Restricted Subsidiaries (including any issuance of Debt in exchange for such Equity Interests or the conversion or exchange of such Equity Interests into or for Debt) other than any such Equity Interests held by the Company or any of its Restricted Subsidiaries

(c)                                  any payment made by the Company or any of its Restricted Subsidiaries (other than to the extent payment is made in Equity Interests (other than Disqualified Stock)) to redeem, purchase, repurchase, defease or otherwise acquire or retire for value, prior to the scheduled final maturity, scheduled repayment or schedule sinking fund payment, any Debt (excluding any intercompany Debt between the Company and any of its Restricted Subsidiaries or among Restricted Subsidiaries of the Company) that is contractually subordinated in right of payment to the Notes or any Note Guarantee (it being understood that payments of regularly scheduled principal and interest and mandatory prepayments, redemptions or offers to purchase shall be permitted), except payments of principal or interest in anticipation of satisfying a sinking fund obligation or final maturity, in each case, within one year of the due date thereof; or

(d)                                 any Investment by the Company or any of its Restricted Subsidiaries in any Person, other than a Permitted Investment.

“Restricted Subsidiary” means the Company and any other Subsidiary of the Company that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, and its successors.

“Sale and Leaseback Transaction” means any direct or indirect arrangement, or series of arrangements, pursuant to which property, real or personal, now owned or hereafter acquired by the Company or any of its Restricted Subsidiaries is sold, transferred or otherwise disposed of to a Person and in connection therewith is thereafter rented or leased back by the Company or any of its Restricted Subsidiaries from such Person with the intention to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Second Lien Claimholders” means the Initial Second Lien Claimholders and any Additional Second Lien Claimholders.

“Second Lien Collateral” means any “Collateral,” “Pledged Collateral” or similar term as defined in any Second Lien Debt Document or any other assets of the Company or any Guarantor with respect to which a Lien is granted, purported to be granted or required to be granted pursuant to a Second Lien Debt Document as security for any Second Lien Obligations and shall include any property or assets subject to replacement Liens or adequate protection Liens in favor of any Second Lien Claimholder.

“Second Lien Collateral Agent” means (i) in the case of any Note Obligations or the Initial Second Lien Claimholders, the Collateral Agent and (ii) in the case of any Additional Second Lien Obligations and the Additional Second Lien Claimholders in respect thereof, the Person serving as collateral agent (or the equivalent) for such Additional Second Lien Obligations and that is named as the Second Lien Collateral Agent in respect of such Additional Second Lien Obligations in the applicable joinder agreement (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an “Additional Second Lien Collateral Agent”).

“Second Lien Collateral Documents” means the “Security Documents” or “Collateral Documents” (as defined in the applicable Second Lien Debt Documents) and any other agreement, document or instrument pursuant to which a Lien is granted securing any Second Lien Obligations or pursuant to which any such Lien is perfected.

“Second Lien Debt” means the Initial Second Lien Debt and any Additional Second Lien Debt.

“Second Lien Debt Documents” means the Initial Second Lien Debt Documents and any Additional Second Lien Debt Documents.

“Second Lien Obligations” means the Note Obligations and any Additional Second Lien Obligations, including Additional Notes, and shall not include, for the avoidance of doubt, any Excluded Swap Obligations.

“Second Lien Pari Passu Intercreditor Agreement” means an agreement among each Second Lien Representative and each Second Lien Collateral Agent allocating rights among the various Series of Second Lien Obligations.

“Second Lien Representative” means (i) in the case of the Note Obligations or the Initial Second Lien Claimholders, the Initial Second Lien Representative and (ii) in the case of any Additional Second Lien Obligations and the Additional Second Lien Claimholders in respect thereof, each trustee, administrative agent, collateral agent, security agent and similar agent that is named as the Second Lien Representative in respect of such Additional Second Lien Obligations in the applicable joinder agreement (each, in the case of this clause (ii), together with its successors and assigns in such capacity, an “Additional Second Lien Representative”).

“Security Documents” means the Security Agreement, the Intercreditor Agreement, any mortgages and all of the security agreements, hypothecs, debentures, fixed and floating charges, pledges, collateral assignments, deeds of trust, trust deeds or other instruments evidencing or creating or purporting to create any security interests in favor of the Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the Notes and the holders of any Second Lien Obligations, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

“Senior Management” means the chief executive officer and the chief financial officer of the Company.

“Series” means, (x) with respect to First Lien Debt or Second Lien Debt, all First Lien Debt or Second Lien Debt, as applicable, represented by the same Representative acting in the same capacity and (y) with respect to First Lien Obligations or Second Lien Obligations, all such obligations secured by same First Lien Collateral Documents or same Second Lien Collateral Documents, as the case may be.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as deemed in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Sponsor” means TDR Capital LLP, a limited liability company organized under the laws of England and Wales, having its registered office at 20 Bentinck, London W1U 2EU and being registered with Companies House under number OC302604.

“Sponsor Affiliates” means (a) TDR Capital II Holdings LP (as hereinafter used in this definition, the “TDR Investor”) and any other fund (including, without limitation, any unit trust, investment trust, limited partnership or general partnership) which is advised by, or the assets of which are managed (whether solely or jointly with others) from time to time by, the Sponsor or the TDR Investor (or a group controlled by and whose members include the Sponsor and/or the TDR Investor or their Affiliates (other than Holdings or any of its Subsidiaries or any portfolio company of the Sponsor or the TDR Investor)); and (b) any other fund (including, without limitation, any unit trust, investment trust, limited partnership or general partnership) of which the Sponsor or the TDR Investor (or a group controlled by and whose members include the Sponsor and/or the TDR Investor or their Affiliates (other than Holdings or any of its Subsidiaries or any portfolio company of the Sponsor or the TDR Investor)) or the TDR Investor’s general partner, trustee or nominee, is a general partner, manager, adviser, trustee or nominee (but, for the avoidance of doubt, excluding any of Holdings or any of its Subsidiaries or any portfolio company of the Sponsor or the TDR Investor).

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any of its Subsidiaries which are reasonably customary in an accounts receivable securitization transaction in connection with a Qualified Receivables Transaction.

“Stated Maturity,” when used with respect to any Debt (including the Notes) or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable, and will not include any contingent obligations to repay, redeem or repurchase any such principal or interest prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (b) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and (y)                  such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Swap Contract” means (a) any and all interest rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options for forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including such obligations or liabilities under any such master agreement.

“Swap Obligation” means, with respect any Person, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act, as amended from time to time.

“Transaction Expenses” means any fees or expenses incurred or paid by the Company or its Restricted Subsidiaries in connection with the Transactions.

“Transactions” means the transactions described under “Summary—the Transactions”.

“Treasury Rate” means with respect to the Notes, at any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to                               , 2019; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to                                                                                                , 2019, is less than one year, the weekly

average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, in the event that, if by reason of mandatory provisions of law, any or all of the perfection or priority of, or remedies with respect to, any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions hereof relating to such perfection, priority or remedies.

“U.S. Government Obligation” means:

(1)                                 any security which is: (x) a direct obligation of the United States of America the payment of which the full faith and credit of the United States of America is pledged or (y) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, is not callable or redeemable at the option of the issuer thereof; and

(2)                                 any depository receipt issued by a bank (as defined in the Securities Act) as custodian with respect to any U.S. Government Obligation and held by such bank for the account of the holder of such depository receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depository receipt.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

Williams Scotsman International, Inc.

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2017 and 2016
Consolidated Statements of Comprehensive Loss	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Cash Flows	F-4
Notes to the Consolidated Financial Statements	F-5

Williams Scotsman International, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands, including loss per share)

	Nine months ended September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Revenues
Leasing and services revenue:
Modular leasing	$217,261	$214,426
Modular delivery and installation	66,580	63,637
Remote accommodations	95,332	122,363
Sales:
New units	24,491	28,902
Rental units	18,750	16,592
Total revenues	422,414	445,920
Costs
Cost of leasing and services:
Modular leasing	61,694	56,737
Modular delivery and installation	64,404	58,765
Remote accommodations	41,359	40,937
Cost of sales:
New units	17,402	19,869
Rental units	10,952	7,703
Depreciation of rental equipment	71,398	80,586
Gross profit	155,205	181,323
Expenses
Selling, general and administrative expenses	110,348	113,883
Other depreciation and amortization	9,499	10,617
Restructuring costs	3,697	2,019
Currency (gains) losses, net	(12,875)	5,803
Change in fair value of contingent consideration	—	(4,581)
Other expense, net	1,602	479
Operating income	42,934	53,103
Interest expense	86,748	71,922
Interest income	(9,752)	(7,660)
Loss before income tax	(34,062)	(11,159)
Income tax benefit	(9,630)	(5,506)
Net loss	$(24,432)	$(5,653)
Basic and diluted loss per share:	$(19.16)	$(4.43)
Average number of common shares outstanding—basic & diluted	1,275	1,275
Cash dividends declared per share	$—	$—
Net loss	$(24,432)	$(5,653)
Foreign currency translation, net of income tax expense of $1,316 and $424 for the nine months ended September 30, 2017 and 2016, respectively	8,914	2,422
Comprehensive loss	$(15,518)	$(3,231)

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Consolidated Balance Sheets

(in thousands)

	September 30, 2017	December 31, 2016
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$10,816	$6,162
Trade receivables, net of allowances for doubtful accounts of $4,118 and $4,948, respectively	104,619	81,273
Inventories	8,520	9,295
Prepaid expenses and other current assets	52,909	40,778
Total current assets	176,864	137,508
Rental equipment, net	1,013,863	1,004,517
Other property, plant and equipment, net	86,242	88,514
Notes due from affiliates	337,880	256,625
Goodwill	61,226	56,811
Other intangible assets, net	150,375	153,523
Other non-current assets	4,900	1,952
Total assets	$1,831,350	$1,699,450
Liabilities
Current liabilities
Accounts payable	$62,957	$35,720
Accrued liabilities	51,556	48,618
Accrued interest	41,991	26,911
Deferred revenue and customer deposits	54,065	49,255
Current portion of long-term debt	669,576	12,151
Total current liabilities	880,145	172,655
Long-term debt	42,597	673,285
Note due to affiliates	756,591	677,240
Deferred tax liabilities	78,687	86,269
Deferred revenue and customer deposits	48,008	53,753
Other non-current liabilities	17,709	13,117
Total liabilities	1,823,737	1,676,319
Shareholders’ Equity
Common stock: $0.01 par, 2,000 shares authorized, 1,275 issued and outstanding at September 30, 2017 and December 31, 2016	—	—
Additional paid-in capital	1,569,176	1,569,176
Accumulated other comprehensive loss	(48,014)	(56,928)
Accumulated deficit	(1,513,549)	(1,489,117)
Total shareholders’ equity	7,613	23,131
Total liabilities and shareholders’ equity	$1,831,350	$1,699,450

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(24,432)	$(5,653)
Adjustments for non-cash items:
Depreciation and amortization	80,897	91,203
Provision for doubtful accounts	3,381	3,384
Gain on sale of rental equipment and other property, plant and equipment	(7,700)	(8,705)
Interest receivable capitalized into notes due from affiliates	(3,915)	(2,375)
Amortization of debt issuance costs and debt discounts	11,213	8,101
Change in fair value of contingent consideration	—	(4,581)
Deferred income tax benefit	(7,683)	(4,963)
Foreign currency adjustments	(12,682)	5,342
Changes in operating assets and liabilities:
Trade receivables	(19,228)	(9,098)
Inventories	748	1,643
Prepaid expenses and other assets	(8,809)	5,605
Accrued interest receivable	(6,994)	(3,152)
Accrued interest payable	15,079	15,519
Accounts payable and other accrued liabilities	28,243	(9,724)
Deferred revenue and customer deposits	(1,217)	(14,166)
Cash flows from operating activities	46,901	68,380
Investing activities
Proceeds from sale of rental equipment	18,750	21,286
Purchase of rental equipment	(82,276)	(47,526)
Lending on notes due from affiliates	(69,939)	(13,764)
Repayments on notes due from affiliates	2,151	28,713
Proceeds from the sale of property, plant and equipment	17	1,519
Purchase of property, plant and equipment	(2,938)	(1,696)
Net cash flows from investing activities	(134,235)	(11,468)
Financing activities
Receipts from borrowings	348,609	78,829
Receipts from notes due to affiliates	75,000	—
Payment of financing costs	(10,648)	(743)
Repayment of borrowings	(319,678)	(124,713)
Repayment of notes due to affiliates	—	(8,294)
Principal payments on capital lease obligations	(1,606)	(1,129)
Net cash flows from financing activities	91,677	(56,050)
Effect of exchange rate changes on cash and cash equivalents	311	(110)
Net change in cash and cash equivalents	4,654	752
Cash and cash equivalents at beginning of period	6,162	9,302
Cash and cash equivalents at end of the period	$10,816	$10,054
Supplemental cash flow information:
Interest paid	$60,212	$48,032
Income taxes paid, net of refunds received	$(400)	$(1,254)
Capital expenditures accrued or payable	$11,773	$8,043

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)

(in thousands, unless stated otherwise)

1. Summary of significant accounting policies

Organization and nature of operations

Williams Scotsman International, Inc. (along with its subsidiaries, the “Company”) is a corporation incorporated in the United States (“US”) under the laws of the State of Delaware. The Company, through its operating subsidiaries, engages in the leasing and sale of mobile offices, modular buildings and storage products and their delivery and installation throughout North America and also provides full-service remote workforce accommodation solutions. The Company carries out its business activities principally under the names Williams Scotsman and Target Logistics in the US, Canada and Mexico.

The Company is an indirect majority-owned subsidiary of Algeco Scotsman Global S.à r.l. (collectively with its subsidiaries, “ASG”), a limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg. ASG is principally indirectly owned by Algeco/Scotsman Holding S.à r.l. (“Holdings”), a limited liability company incorporated under the laws of Luxembourg which is principally owned by an investment fund managed by TDR Capital LLP (“TDR”).

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”) for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying consolidated financial statements contain all adjustments, which are of a normal and recurring nature, necessary to present fairly the financial position and the results of operations for the interim periods presented.

The results of operations for the nine months ended September 30, 2017 is not necessarily indicative of the operating results that may be expected for the full fiscal year ending December 31, 2017 or any future period.

These consolidated financial statements should be read in conjunction with the Company’s December 31, 2016 audited consolidated financial statements and accompanying notes thereto.

Principles of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries that it controls due to ownership of a majority voting interest. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the Company. All intercompany balances and transactions are eliminated.

Reclassifications

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the presentation used in 2017.

Uses and sources of liquidity

As part of ASG, the Company is dependent upon ASG for its financing requirements as ASG uses a centralized approach to cash management and financing of its operations. The Company’s dependence on ASG to meet its financing requirements includes the effect of ASG’s cash management, the Company’s participation in the ABL Revolver, as defined in Note 6 and amounts due to ASG or its affiliates (see Note 7). ASG’s principal sources of liquidity consist of existing cash and cash equivalents, cash generated from operations, borrowings under the ABL Revolver, and financing arrangements from TDR.

The Company anticipates that the principal uses of cash will be to fund capital expenditures, provide working capital, meet related party and external debt service requirements and finance its strategic plans. The Company will also seek to finance capital expenditures and other cash requirements in conjunction with ASG’s centralized financing approach through capital lease, sale-leaseback or other debt arrangements, including those from TDR, that provide liquidity or favorable borrowing terms, or through other means such as one or more sales of assets, to the extent that they are permitted under the terms of the Company’s existing related party and external debt arrangements.

ASG has taken a number of actions to fund its continued operations and meet its obligations. Based on ASG’s current level of operations, estimated cash generated from operations, working capital requirements, estimated capital expenditures and debt service requirements and the consideration of its existing sources of liquidity, including available cash and availability under its ABL Revolver ASG will be required to enter into additional facilities to provide liquidity or otherwise raise cash to fund its obligations, projected working capital requirements, debt service requirements, and capital spending requirements in the twelve months from the date of issuance of these financial statements. Those additional sources of liquidity include capital leases, deferral of payment of management fees to its primary equity owner, sale-leaseback or other debt arrangements, including those from its primary equity owner, or through other means such as reducing capital expenditures or additional asset sales. Management believes that the plans of ASG will not successfully mitigate the substantial doubt resulting from the maturity of its ABL Revolver and its Senior Secured Notes, as defined in Note 7, which are discussed below.

As of September 30, 2017 and December 31, 2016, ASG had an outstanding balance on the ABL Revolver, excluding deferred financing fees, of $865,620 and $853,160, respectively, which matures on July 10, 2018. As of September 30, 2017 and December 31, 2016, ASG had an outstanding balance on the Senior Secured Notes, excluding deferred financing fees, of $1,494,905 and $1,384,292, respectively, which matures on October 15, 2018. As of the date of issuance of the financial statements, no agreement has yet been concluded by ASG with the senior secured lenders to extend the maturity of the ABL or refinance the Senior Secured Notes beyond the current maturity dates. At its current leverage levels and without additional equity financing, and if earnings do not increase, ASG would be required to restructure (including by way of amendment of the maturity date) a portion of its indebtedness prior to the maturity of the ABL Revolver and Senior Secured Notes, or undertake strategic transactions that enable it to repay a material portion of its indebtedness. ASG is working to restructure its debt or undertake strategic transactions to provide sufficient liquidity to meet its financial obligations and to allow it to refinance its existing ABL Revolver and Senior Secured Notes at maturity; however, there can be no assurance that such additional financing restructuring or strategic transaction, can be obtained or completed on terms acceptable to ASG. If ASG is unable to obtain such additional financing or complete such transactions, ASG will need to reevaluate future operating plans. Accordingly, management has concluded that there is substantial doubt regarding the Company’s ability to continue as a going concern within one year after the date of issuance of the financial statements.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of the business. The maturity of ASG’s ABL Revolver and Senior Secured Notes creates substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Remote accommodations revenue

Remote accommodations revenue is comprised of $43,556 and $65,279 of lease revenue in the nine months ended September 30, 2017 and 2016, respectively. Remote accommodations revenue is comprised of $51,776 and $57,084 of services revenue in the nine months ended September 30, 2017 and 2016, respectively.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted LPS is computed similarly to basic net loss per share, except that it includes the potential dilution that could occur if dilutive securities were exercised. The Company did not have any dilutive securities outstanding in the nine months ended September 30, 2017 and 2016.

The following table is a reconciliation of net loss and weighted-average shares of common stock outstanding for purposes of calculating basic and diluted LPS for the nine months ended September 30:

	Nine months ended September 30,
	2017	2016
Numerator
Net loss	$(24,432)	$(5,653)
Denominator
Average shares outstanding—basic & diluted	1,275	1,275
Loss per share—basic & diluted	$(19.16)	$(4.43)

Transactions

Iron Horse Transaction

On July 31, 2017, an affiliate of TDR acquired substantially all the assets, and assumed certain liabilities, of Iron Horse Managing Services, LLC and Iron Horse Ranch Yorktown, LLC (together, “Iron Horse Ranch”). Concurrently with the acquisition, the TDR affiliate entered into certain agreements with Target Logistics, pursuant to which Target Logistics will manage Iron Horse Ranch.

Agreement to Sell North American Modular Business and ABL amendment

On August 21, 2017, ASG announced that it and certain of its subsidiaries have entered into a definitive agreement (the “Stock Purchase Agreement”) with Double Eagle Acquisition Corp., a publicly traded special purpose acquisition company (“DEAC”), to sell its North American modular space and portable storage operations to Williams Scotsman Holdings Corp. (“Holdco”), a newly-formed subsidiary of DEAC (the “Transaction”).

The Transaction will be effected through the sale of all of the outstanding shares of Williams Scotsman International, Inc. (“WSII” and together with its subsidiaries, “Williams Scotsman”) to Holdco, at which time, Williams Scotsman will operate independently of ASG (ASG after giving effect to the sale of Williams Scotsman and the other transactions described in this section is hereinafter referred to as the “Remaining Algeco Business”).

Pursuant to the Stock Purchase Agreement, ASG will sell Williams Scotsman for an aggregate purchase price of $1.1 billion, of which $1.0215 billion shall be paid in cash (the “Cash Consideration”) to ASG or used to repay certain indebtedness of ASG (as described in more detail below) and the remaining $78.5 million shall be paid in the form of a 10% common equity interest in Holdco (the “Stock Consideration” and together with the Cash Consideration, the “Purchase Consideration”). ASG will have the right (but not the obligation) to require TDR to purchase all, but not less than all, of the Stock Consideration for $78.5 million at any time during the first twelve months after the closing of the transaction. The Stock Consideration will be exchangeable, at the option of ASG or its permitted transferees, pursuant to the terms of an exchange agreement, for shares of common stock of DEAC.

Prior to completing the Transaction, ASG will conduct a carve-out transaction in its North American business to carve-out certain assets related to the remote accommodation business in the United States and Canada (Target Logistics) from Williams Scotsman and incorporate this division into the Remaining Algeco Business. As a result, the Remaining Algeco Business will consist of all of ASG’s operations in Europe, Asia Pacific and Target Logistics. In connection therewith, Williams Scotsman and DEAC will enter into a transition services agreement with the ASG to ensure the orderly transition of the Williams Scotsman business to DEAC.

Furthermore, on August 21, 2017, and in connection with the Transaction, ASG, and the other parties thereto entered into an amendment to the ABL Revolver to (i) permit the sale of Williams Scotsman to Holdco, (ii) permit the acquisition by ASG of all of the equity interests or all or substantially all of the assets of Iron Horse Ranch, (iii) permit the acquisition by ASG of Touax’s European Modular Division (“Touax”), (iv) reduce the commitments under the US revolving facility provided pursuant to the ABL Revolver to $150.0 million and make a related prepayment under the US revolving facility, (v) repay the Canadian revolving facility provided pursuant to the ABL Revolver and terminate the related Canadian revolver commitment, (vi) reduce the revolving commitments under the Australia/New Zealand revolving facility provided pursuant to the ABL Revolver to $120.0 million and (vii) effect certain other amendments, releases and consents to the ABL Revolver (the “ABL Revolver Amendment”). The closing of the ABL Revolver Amendment is conditional upon, and will occur simultaneously with, the closing of the Transaction.

In connection with the Transaction, ASG estimates that it (i) will repay or will direct WSII to use approximately $635.0 million of the Cash Consideration to prepay certain amounts outstanding under the US revolving facility established pursuant to the ABL Revolver and (ii) will use approximately $38.0 million of the Cash Consideration to prepay in full all amounts outstanding under the Canadian revolving credit facility established pursuant to the ABL Revolver, in each case assuming that the Transaction will close in November 30, 2017.

Immediately following the Transaction, the entities comprising Williams Scotsman will no longer be subsidiaries of ASG. Accordingly, the entities comprising Williams Scotsman will no longer be obligors under, or guarantee any of, the Remaining Algeco Business’s outstanding indebtedness and the liens on the stock and assets of such entities securing the Remaining Algeco Business’s outstanding indebtedness will be released.

Through a limited liability company incorporated under the laws of Luxembourg, which is principally owned by an investment fund managed by TDR, TDR holds a majority interest in ASG and is also expected to hold a minority interest in DEAC, following the Transaction. The closing of the Transaction is subject to a number of conditions including the approval of the Transaction by the requisite number of stockholders of DEAC, a financing condition, applicable regulatory clearances and other customary closing conditions. Failure to satisfy any of the aforementioned conditions could result in the Transaction not being completed on a timely basis, or at all. In the event that the Transaction is not consummated by December 19, 2017 (or such other date as is agreed in writing between the parties to the Stock Purchase Agreement), the Stock Purchase Agreement may be terminated by either party. The Stock Purchase Agreement contains customary representations and warranties and provides for limited post-closing indemnification of Holdco regarding certain matters by ASG.

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which prescribes a single comprehensive model for entities to use in the accounting for revenue arising from contracts with customers. The new guidance will supersede virtually all existing revenue guidance under US GAAP and is effective for fiscal years beginning after December 15, 2017. The core principle contemplated by this new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers are also required. In April and May 2016, the FASB also issued clarifying updates to the new standard specifically to address certain core principles including the identification of performance obligations, licensing guidance, the assessment of the collectability criterion, the presentation of taxes collected from customers, noncash considerations, contract modifications, and completed contracts at transition.

The Company currently anticipates adopting the new revenue recognition standard using the modified retrospective approach in the fiscal year beginning January 1, 2018. This approach consists of recognizing the cumulative effect of initially applying the standard as an adjustment to opening retained earnings. As part of the modified retrospective approach in the year of adoption, the Company will present comparative periods under legacy GAAP and disclose the amount by which each financial statement line item was affected as a result of applying the new standard and an explanation of significant changes. The Company is currently evaluating the impact that the updated guidance will have on the Company’s financial statements and related disclosures. As part of the implementation process, the Company is holding regular meetings with key stakeholders from across the organization to discuss the impact of the standard on its existing contracts.

The Company is utilizing a bottom-up approach to analyze the impact of the standard on its portfolio of contracts by reviewing the Company’s current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to the Company’s existing revenue contracts. The majority of the Company’s revenue is derived from its leasing activities, which are outside the scope of the new standard. The Company is required to determine stand-alone selling price for the lease and non-lease elements of its transactions in order to ensure that the overall consideration is properly allocated to the lease and non-lease elements of each contract. The Company is finalizing its approach for determining stand-alone selling price for the lease and non-lease elements in its customer contracts and is currently reviewing customer contracts to ensure all terms and conditions that could have an accounting effect under ASC 606 have been properly identified and evaluated. The Company expects to complete its assessment prior to issuance of its 2017 financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330)—Simplifying the Measurement of Inventory. The standard requires an entity to measure inventory at the lower of cost and net realizable value, except for inventory that is measured using the last-in, first-out method or the retail inventory method. The Company adopted the ASU in the nine months ended September 30, 2017 on a prospective basis with no material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance revises existing practice related to accounting for leases under Accounting Standards Codification (“ASC”) Topic 840 Leases (ASC 840) for both lessees and lessors. The new guidance requires lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The lease liability will be equal to the present value of lease payments and the right-of-use asset will be based on the lease liability, subject to adjustment such as for initial direct costs. For income statement purposes, the new standard retains a dual model similar to ASC 840, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current accounting by lessees for operating leases under ASC 840) while finance leases will result in a front-loaded expense pattern (similar to current accounting by lessees for capital leases under ASC 840). While the new standard maintains similar accounting for lessors as under ASC 840, the new standard reflects updates to, among other things, align with certain changes to the lessee model. The new standard will be effective as of the beginning of the fiscal year ending December 31, 2019. Early adoption is permitted. The Company is currently evaluating the impact of the pronouncement on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The standard is intended to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will be effective for the fiscal year ending December 31, 2018. Early adoption is permitted for all entities. The Company does not believe the pronouncement will have a significant impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16 Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The standard is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The new standard will be effective for the fiscal year ending December 31, 2018. Early adoption is permitted for all entities. The Company does not believe the pronouncement will have a significant impact on its consolidated financial statements.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)

(in thousands, unless stated otherwise)

1. Summary of significant accounting policies

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other Topics (Topic 350): Simplifying the Test for Goodwill Impairment. The standard eliminates the requirement to calculate the implied fair value of goodwill of a reporting unit to measure a goodwill impairment charge. Instead, an impairment charge is recorded based on the excess of a reporting unit’s carrying amount over its fair value. The new standard will be effective for the fiscal year ending December 31, 2021. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates after January 1, 2017. The Company is currently evaluating the timing of adoption.

2. Inventories

The classification of inventories at the dates indicated below was as follows:

	September 30, 2017	December 31, 2016
Raw materials and consumables	$8,091	$8,937
Finished goods	429	358
	$8,520	$9,295

3. Prepaid Expenses and other current assets

Prepaid expenses and other current assets at the dates indicated below consisted of the following:

	September 30, 2017	December 31, 2016
Prepaid expenses	$4,941	$5,735
Other current assets	5,932	5,051
Interest receivable on notes due from affiliates	16,189	10,042
Receivables due from affiliates	25,847	19,950
	$52,909	$40,778

4. Rental equipment, net

Rental equipment, net at the dates indicated below consisted of the following:

	September 30, 2017	December 31, 2016
Modular space fleet	$1,224,083	$1,171,796
Remote accommodations	300,323	292,712
	1,524,406	1,464,508
Less: accumulated depreciation	(510,543)	(459,991)
Rental equipment, net	$1,013,863	$1,004,517

5. Notes due from affiliates

Notes due from affiliates at the dates indicated below consisted of the following:

Debt description	Interest rate	Years of maturity	September 30, 2017	December 31, 2016
Notes due from affiliate	1.1 - 5.0%	2017 - 2021	$337,880	$256,625
Total long-term notes due from affiliates			$337,880	$256,625

Interest income of $9,752 and $7,660 associated with these notes receivable is reflected in interest income in the consolidated statement of comprehensive loss for the nine months ended September 30, 2017 and 2016, respectively. The Company records interest income on notes due from affiliates based on the stated interest rate in the loan agreement. The Company does not charge, and therefore does not defer and amortize, loan origination costs on notes due from affiliates. Interest receivable of $16,189 and $10,042 associated with these notes due from affiliates are reflected in prepaid expenses and other current assets in the consolidated balance sheet at September 30, 2017 and December 31, 2016, respectively.

The Company’s parent, ASG, has the intent and the ability to modify the due dates of the facilities. Classification in the consolidated balance sheets is based on the expectation of when payments will be made.

The fair value of the Company’s Notes due from affiliates was $304.0 million and $247.4 million at September 30, 2017 and December 31, 2016, respectively. The Notes due from affiliates is a level 2 instrument that was valued using similar publicly-traded instruments with a readily-available market value as a proxy.

6. Long-term debt

The carrying value of debt outstanding at September 30, 2017 and December 31, 2016 consisted of the following:

Debt description	Interest rate	Year of maturity	September 30, 2017	December 31, 2016
ABL facility—USD	varies	2018	$616,056	$585,978
ABL facility—CAD	varies	2018	37,143	37,737
Capital lease and other financing obligations			58,974	61,721
Total debt			712,173	685,436
Less: current maturities			(669,576)	(12,151)
Total long-term debt			$42,597	$673,285

ABL Revolver

ASG, with participating subsidiaries including the Company, maintains a multicurrency asset—based revolving credit facility (the “ABL Revolver”). The ABL Revolver was entered into in October 2012 and was last amended on March 31, 2017 (see Extended ABL Revolver below). At December 31, 2016, the ABL Revolver had a maximum aggregate availability of the equivalent of $1.355 billion. The maximum aggregate availability included $760.0 million and $175.0 million of maximum aggregate US dollar (“USD”) and Canadian dollar (“CAD”) availability, respectively. The amount which could be borrowed was based on a defined formula of available assets, principally tangible assets calculated monthly (the “borrowing base”). The ABL Revolver included certain financial covenants, which consisted of a leverage ratio and a fixed charge coverage ratio, calculated on an ASG level. Prior to the ABL Revolver amendment discussed below, these financial covenants were only subject to monitoring in the event that ASG’s borrowings under the ABL have exceeded 90% of the available facility.

Borrowings under the ABL Revolver bore interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin. The margin varied based on the amount of total borrowings under the ABL Revolver with the margin increasing as borrowings increased. At December 31, 2016, that margin was 2.5% and the weighted average interest rate for borrowings under the ABL Revolver was 3.46%. At December 31, 2016, the ABL Revolver required the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum.

Extended ABL Revolver

On March 31, 2017, the ABL Revolver was amended to provide for a maximum availability of the equivalent of $1.1 billion, with a maturity date of July 10, 2018 and to amend other terms as discussed below. As amended, the maximum availability attributable to the Company includes $740.0 million and $100.0 million of maximum aggregate USD and CAD availability, respectively. The amount which can be borrowed under the ABL Revolver, as amended, is based on the borrowing base and is secured by a first lien on tangible assets which comprise substantially all rental equipment, property, plant and equipment and trade receivables in the US, Canada, the United Kingdom, Australia and New Zealand. At December 31, 2016, the outstanding borrowings under the ABL Revolver were classified as long-term debt as a result of the amendment.

The ABL Revolver, as amended, includes a financial covenant regarding minimum quarterly latest twelve month “Consolidated EBITDA”, as defined in the ABL Revolver, as amended, calculated on an ASG level, but no longer includes the leverage ratio and fixed charge coverage ratio financial covenants discussed above. Additionally, the ABL Revolver, as amended, requires a minimum of $130.0 million of excess availability, and requires minimum cash, on the last day of each month, of $20.0 million with each of these terms being applicable on an ASG level. The ABL and the ABL, as amended, contain restrictions on the payment of dividends by the Company.

Borrowings under the ABL Revolver, as amended, bear interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin of 3.75%. At September 30, 2017 the weighted average interest rate for borrowings under the ABL Revolver was 5.11%. The ABL Revolver, as amended, requires the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum. Letters of credit and bank guarantees carry fees of 3.875% of the outstanding balance and reduce the amount of available borrowings.

The ABL Revolver, as amended, includes a letter of credit sublimit of $100.0 million that is subject to the borrowing capacity. The letter of credit sublimit includes $30.0 million and $15.0 million of USD and CAD sublimits, respectively. Letters of credit and bank guarantees carry fees of 3.875% of the outstanding balance and reduce the amount of available borrowings. At September 30, 2017, the Company had issued letters of credit under the ABL Revolver, as amended, in the amount of $10.5 million.

Borrowings under the ABL Revolver

Certain subsidiaries of the Company are borrowers and guarantors under ASG’s ABL Revolver which matures July 10, 2018. At September 30, 2017 and December 31, 2016, ASG had $865.6 million and $853.2 million outstanding under the ABL Revolver, respectively. The Company has recorded $661.3 million and $628.1 million under the ABL Revolver on its consolidated balance sheet at September 30, 2017 and December 31, 2016, respectively. Remaining debt discounts of $8,126 and $4,359 at September 30, 2017 and December 31, 2016, respectively, are included in the carrying value of debt. The subsidiaries of the Company that are borrowers under the ABL Revolver also guarantee the balance of ASG’s ABL revolver and accordingly have guaranteed $204.3 million and $225.1 million at September 30, 2017 and December 31, 2016, respectively, in addition to amounts recorded on the consolidated balance sheets.

The amounts which the Company can borrow under the ABL Revolver, as amended, are based on defined formulas of available US and Canadian assets, principally tangible assets calculated monthly.

7. Notes due to affiliates

At September 30, 2017, ASG has outstanding $1,170.0 million and €275.0 million of fixed rate senior secured notes due October 15, 2018 (the “Senior Secured Notes”) and $745.0 million of fixed rate senior unsecured notes due October 15, 2019 (the “Senior Unsecured Notes”). In May 2017, $75.0 million of additional 8.5% Senior Secured Notes due October 15, 2018 were issued to a TDR affiliate. These notes bear interest payable semi-annually on April 15th and October 15th. Certain of ASG’s subsidiaries including the Company’s principal US and Canadian subsidiaries guarantee the Senior Secured Notes and the Senior Unsecured Notes. The guarantees of the US and Canadian domiciled guarantors are secured by a second lien on their tangible assets which comprise substantially all rental equipment, property, plant and equipment and trade receivables in the US and Canada.

ASG has distributed its borrowings under the Senior Secured Notes and Senior Unsecured Notes to entities within ASG including the Company through intercompany loans, which are recorded by the Company as notes due to affiliates. Included in the carrying value of amounts due to affiliates are unamortized debt issuance costs of $5,692 and $10,043 at September 30, 2017 and December 31, 2016, respectively, charged by ASG to the Company.

The carrying value of the Company’s intercompany notes, or amounts due to parent, at September 30, 2017 and December 31, 2016 consisted of the following:

Description	Interest rate	Year of maturity	September 30, 2017	December 31, 2016
Note due to affiliate	8.60%	2018	$640,501	$565,501
Note due to affiliate	8.60%	2019	121,782	121,782
Debt issuance costs			(5,692)	(10,043)
Total notes due to affiliates			$756,591	$677,240

Interest expense of $47,918 and $43,739 associated with these notes payable is reflected in interest expense in the consolidated statement of comprehensive loss for the nine months ended September 30, 2017 and 2016, respectively. Interest on the notes payable is payable on a semi-annual basis. Accrued interest of $40,610 and $24,682 associated with these notes payable is reflected in accrued interest in the consolidated balance sheet at September 30, 2017 and December 31, 2016, respectively.

The Company’s parent, ASG, has the intent and the ability to modify the due dates of the facilities. Classification in the consolidated balance sheets is based on the expectation of when payments will be made.

The fair value of the Company’s Notes due to affiliates was $685.7 million and $581.8 million at September 30, 2017 and December 31, 2016, respectively. The Notes due to affiliates is a level 2 instrument that was valued using similar publicly-traded instruments with a readily-available market value as a proxy.

8. Income taxes

The Company recorded income tax benefit of $9.6 million and $5.5 million for the nine months ended September 30, 2017 and 2016, respectively. The Company’s tax benefit increase during the nine months ended September 30, 2017 as compared to the same period in 2016 was primarily due to an increase in pre-tax losses. The Company’s effective tax rate for the nine months ended September 30, 2017 and 2016 was 29.0% and 49.9%, respectively.

The Company’s effective tax rate for the nine months ended September 30, 2017 was lower than the statutory tax rate primarily because of unfavorable permanent differences which consist of non-deductible stewardship, non-deductible deferred financing fees and non-deductible monitoring fees. In addition, foreign currency gains for the nine months ended September 30, 2017 are recorded discretely at the Company’s statutory rate, which reduced the effective tax rate.

The Company’s effective tax rate for the nine months ended September 30, 2016 was higher than the statutory tax rate primarily because of a benefit recognized on an uncertain tax position. Foreign currency losses for the nine months ended September 30, 2016 are recorded discretely at the Company’s statutory rate which increased the effective tax rate.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)

(in thousands, unless stated otherwise)

8. Income taxes

The Company accounts for uncertain tax positions pursuant to the recognition and measurement criteria under ASC 740, Income Taxes. The Company does not have any uncertain tax positions for which it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

9. Fair value measures

Fair value measures

The fair value of financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Company utilizes the suggested accounting guidance for the three levels of inputs that may be used to measure fair value:

Level 1—	Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2—	Observable inputs, other than Level 1 inputs in active markets, that are observable either directly or indirectly; and
Level 3—	Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions

The Company has assessed that the fair value of cash and short-term deposits, trade receivables, trade payables, capital lease liabilities, other current liabilities and other debt approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following table shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy:

	Carrying	Fair Value
September 30, 2017	Amount	Level 1	Level 2	Level 3
Financial liabilities not measured at fair value
ABL facility	$653,199	$—	$661,326	$—
Total	$653,199	$—	$661,326	$—

	Carrying	Fair Value
December 31, 2016	Amount	Level 1	Level 2	Level 3
Financial liabilities not measured at fair value
ABL facility	$623,715	$—	$628,074	$—
Total	$623,715	$—	$628,074	$—

ABL Revolver

The fair value of the Company’s ABL Revolver is primarily based upon observable market data such as market interest rates.

Notes due from affiliates and Note due to Affiliates

The fair value of the notes due from affiliates and the notes due to affiliates is discussed in further detail in Notes 5 and 7.

Contingent consideration

In connection with its acquisition of Target Logistics Management, LLC (“Target Logistics”), the Company entered into an earnout agreement (the “Earnout Agreement”), which provides for contingent consideration (the “Target Earnout”) to the former owners of Target Logistics. The contingent consideration under the Earnout Agreement is dependent on cumulative value creation over the years between the acquisition and an exit event, as defined in the Earnout Agreement. Amounts payable under the Earnout Agreement upon an exit event are to be paid in shares of Holdings if such cumulative value creation goals are achieved. At September 30, 2017 and December 31, 2016, the value of the Target Earnout liability was estimated to be zero.

The Target Earnout is based on the future amounts of EBITDA and capital expenditures of Target Logistics and the future EBITDA exit multiple value of Target Logistics or the Company at an exit event. The Company re-evaluated the weighting of the alternate types of exit events, as defined in the Target Earnout, which is the primary cause for the fair value of zero for the contingent consideration at September 30, 2017 and December 31, 2016.

10. Restructuring

The Company incurred costs associated with restructuring plans designed to streamline operations and reduce costs of $3,697 and $2,019 net of reversals, during the nine months ended September 30, 2017 and September 30, 2016, respectively.

The following is a summary of the activity in our restructuring accruals for nine months ended September 30, 2017 and the year ended December 31, 2016:

	Employee termination costs	Lease termination costs	Consolidated
Balance at December 31, 2015	$2,055	$—	$2,055
Charges during the period	2,810	—	2,810
Cash payments during the period	(3,092)	—	(3,092)
Foreign currency & other	20	—	20
Balance at December 31, 2016	1,793	—	1,793
Charges during the period	2,514	1,183	3,697
Cash payments during the period	(1,832)	(1,183)	(3,015)
Foreign currency and other	15	—	15
Balance at September 30, 2017	$2,490	$—	$2,490

The 2017 restructuring charges relate primarily to two plans: the severance and the facility termination costs related to the relocation of the US remote accommodations headquarters and a downsize in corporate employees which consists of employee termination costs. As part of the corporate restructuring plan, certain employees were required to render future service in order to receive their termination benefits. The termination costs associated with these employees will be recognized over the period from the date of communication of termination to the employee to the actual date of termination. The Company will recognize additional costs during 2017 as it finalizes previous estimates and actions in connection with these plans. The restructuring plan for the US remote accommodation business is expected to be substantially completed by December 31, 2017. The corporate restructuring plan is expected to be substantially completed by the first quarter of 2019.

Segments

The $3,697 of restructuring charges for the nine months ended September 30, 2017 includes: $1,573 of charges pertaining to the Remote Accommodations segment; $247 of charges pertaining to the Modular—US segment; $17 of charges pertaining to the Modular—Other North America segment; and $1,860 of charges pertaining to Corporate.

The $2,019 of restructuring charges for the nine months ended September 30, 2016 includes: $240 of charges pertaining to the Modular—US segment; $140 of charges pertaining to the Modular—Other North America segment; and $1,639 of charges pertaining to Corporate.

The segments of the Company are discussed in further detail in Note 14.

11. Long-term incentive plans

ASG maintains a management incentive plan (the “Plan”), which includes participants who are employees or former employees of the Company. Participants in the Plan received shares of Algeco Scotsman Management S.C.A. (“ASM”), a subsidiary of Holdings outside of ASG. Other than the potential payout described below, holders of shares of ASM have no rights.

Participants in the Plan are entitled to a payout, the amount of which depends on the enterprise value (“EV”) of ASG at a sale (of all equity securities or substantially all assets), listing or liquidation (“Exit”). The payout increases as the EV increases and is payable in either cash or shares depending on the level of EV. The share-based payment awards under the Plan are considered to contain both service conditions, as a result of vesting requirements over three or four years, and performance conditions and the performance conditions would not be considered probable until an Exit occurs. Therefore, the Company has not recognized any compensation expense related to the Plan in the consolidated financial statements.

In June 2014, ASG implemented a long term cash incentive plan (“LTCIP”) for active employees who participate in the Plan. The LTCIP is a cash award plan with annual allocations to a bonus pool based on the annual performance of ASG and is payable, in certain circumstances, on an Exit which, for purposes of the LTCIP does not include a liquidation. Participants vest over a four-year period beginning with the effective date of their award and fully vest at an Exit, if an Exit occurs prior to the completion of vesting. At an Exit, a participant will receive the higher of the award under the Plan or the LTCIP. Payment will be made under the Plan first with any additional amount, if applicable, paid from LTCIP. Any amounts payable under the LTCIP are payable in cash. The awards under the LTCIP are considered to contain both service and performance conditions and the performance conditions would not be considered probable until an Exit occurs. Therefore, the Company has not recognized any compensation expense related to the LTCIP in its consolidated financial statements.

The estimated fair value of the payout, based upon the estimated EV of ASG, under the Plan and the LTCIP upon an Exit that would be associated with the Company’s participants was $31,673 and $28,176 at September 30, 2017 and December 31, 2016, respectively.

12. Equity

Common Stock

The Company has 1,275 shares of common stock issued and outstanding, out of 2,000 shares of common stock authorized to be issued.

All, or in certain cases a majority, of the issued and outstanding shares of the Company and each of its subsidiaries are pledged to secure obligations under the ABL Revolver, as amended, and Senior Secured Notes.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)

(in thousands, unless stated otherwise)

12. Equity

Accumulated other comprehensive loss

Accumulated other comprehensive loss at the dates indicated below consisted of the following:

	September 30, 2017	December 31, 2016
Accumulated other comprehensive loss, net of tax:
Foreign currency translation adjustment	$(48,014)	$(56,928)

There were no amounts reclassified from accumulated other comprehensive loss into consolidated net loss for the nine months ended September 30, 2017 and 2016.

13. Commitments and contingencies

The Company is involved in various lawsuits or claims in the ordinary course of business. Management is of the opinion that there is no pending claim or lawsuit which, if adversely determined, would have a material effect on the Company’s financial condition, results of operations or cash flows.

14. Segment Reporting

The Company operates in two principal lines of business; modular leasing and sales, and remote accommodations which are managed separately. The remote accommodations business in North America (“Remote Accommodations”) is considered a single operating segment. Modular leasing and sales is comprised of two operating segments: US and other North America. The US modular operating segment (“Modular—US”) is comprised of the US (excluding Alaska). The other North America operating segment (“Modular—Other North America”) is comprised of: Canada (including Alaska) and Mexico. Corporate and other includes eliminations of costs and revenue between segments and the costs of certain corporate functions not directly attributable to the underlying segments. Total assets for each reportable segment are not available because the Company utilizes a centralized approach to working capital management.

The Company evaluates business segment performance on Adjusted EBITDA, which excludes certain items as described in the reconciliation of WSII’s consolidated net loss before tax to Adjusted EBITDA reconciliation below. Management believes that evaluating segment performance excluding such items is meaningful because it provides insight with respect to intrinsic operating results of the Company.

The Company also regularly evaluates gross profit by segment to assist in the assessment of the operational performance of each operating segment. The Company considers Adjusted EBITDA to be the more important metric because it more fully captures the business performance of the segments, inclusive of indirect costs.

The following tables set forth certain information regarding each of the Company’s reportable segments for the nine months ended September 30, 2017 and 2016:

	Nine months ended September 30, 2017
	Modular—US	Modular—Other North America	Remote Accommodations	Corporate & other	Consolidated
Revenues
Leasing and services revenue:
Modular leasing	$192,587	$25,124	$—	$(450)	$217,261
Modular delivery and installation	60,451	6,132	—	(3)	66,580
Remote accommodations	—	—	95,332	—	95,332
Sales:
New units	21,630	2,861	—	—	24,491
Rental units	14,634	2,675	1,522	(81)	18,750
Total revenues	289,302	36,792	96,854	(534)	422,414
Costs
Cost of leasing and services:
Modular space leasing	55,713	5,981	—	—	61,694
Modular space delivery and installation	58,612	5,792	—	—	64,404
Remote accommodations	—	—	41,883	(524)	41,359
Cost of sales:
New units	15,172	2,240	—	(10)	17,402
Rental units	8,240	1,827	885	—	10,952
Depreciation on rental equipment	44,030	9,173	18,195	—	71,398
Gross profit	$107,535	$11,779	$35,891	$—	$155,205
Adjusted EBITDA	$79,189	$8,586	$43,981	$(9,673)	$122,083
Other selected data
Selling, general and administrative expense	$72,464	$12,393	$9,838	$15,653	$110,348
Other depreciation and amortization	$3,937	$755	$3,763	$1,044	$9,499
Capital expenditures for rental fleet	$72,105	$3,705	$6,466	$—	$82,276

	Nine months ended September 30, 2016
	Modular—US	Modular—Other North America	Remote Accommodations	Corporate & other	Consolidated
Revenues
Leasing and services revenue:
Modular leasing	$176,929	$38,071	$—	$(574)	$214,426
Modular delivery and installation	57,801	5,836	—	—	63,637
Remote accommodations	—	—	122,363	—	122,363
Sales:
New units	26,447	2,455	—	—	28,902
Rental units	13,697	2,895	—	—	16,592
Total revenues	274,874	49,257	122,363	(574)	445,920
Costs
Cost of leasing and services:
Modular space leasing	51,258	5,479	—	—	56,737
Modular space delivery and installation	53,676	5,089	—	—	58,765
Remote accommodations	—	—	40,937	—	40,937
Cost of sales:
New units	18,613	1,791	—	(535)	19,869
Rental units	5,641	2,101	—	(39)	7,703
Depreciation on rental equipment	41,507	9,090	29,989	—	80,586
Gross profit	$104,179	$25,707	$51,437	$—	$181,323
Adjusted EBITDA	$76,807	$21,029	$69,676	$(11,525)	$155,987
Other selected data
Selling, general and administrative expense	$68,879	$13,777	$11,749	$19,478	$113,883
Other depreciation and amortization	$4,749	$854	$3,774	$1,240	$10,617
Capital expenditures for rental fleet	$43,002	$2,910	$1,614	$—	$47,526

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)

(in thousands, unless stated otherwise)

14. Segment Reporting

The following table presents a reconciliation of WSII’s consolidated loss before income tax to Adjusted EBITDA:

	Nine months ended September 30,
	2017	2016
Loss before income tax	$(34,062)	$(11,159)
Interest expense	86,748	71,922
Interest income	(9,752)	(7,660)
Depreciation and amortization	80,897	91,203
Currency (gains) losses, net	(12,875)	5,803
Change in fair value of contingent consideration	—	(4,581)
Restructuring costs	3,697	2,019
Other expense	7,430	8,440
Adjusted EBITDA	$122,083	$155,987

Assets related to our reportable segments include the following:

	Modular—US	Modular—Other North America	Remote Accommodations	Corporate & other	Consolidated
As of September 30, 2017:
Goodwill	$—	$61,226	$—	$—	$61,226
Other intangibles, net	$—	$—	$25,375	$125,000	$150,375
Rental equipment, net	$645,988	$187,326	$180,549	$—	$1,013,863
As of December 31, 2016:
Goodwill	$—	$56,811	$—	$—	$56,811
Other intangibles, net	$—	$—	$28,523	$125,000	$153,523
Rental equipment, net	$631,643	$183,255	$189,619	$—	$1,004,517

15. Related parties

The related party balances included in the Company’s consolidated balance sheet at the dates indicated below consisted of the following:

Description	Financial statement Line Item	September 30, 2017	December 31, 2016
Receivables due from affiliates	Prepaid Expenses and other current assets	$25,847	$19,950
Interest receivable on notes due from affiliates	Prepaid Expenses and other current assets	16,189	10,042
Notes due from affiliates	Notes due from affiliates	337,880	256,625
Loans to employees	Other non-current assets	3,652	—
Amounts due to affiliates	Accrued liabilities	(2,176)	(961)
Accrued interest on notes due to affiliates	Accrued interest	(40,610)	(24,682)
Long-term notes due to affiliates, excluding unamortized debt issuance costs	Long-term notes due to affiliates	(762,283)	(687,283)
Total related party liabilities, net		$(421,501)	$(426,309)

The related party transactions included in the Company’s consolidated statement of comprehensive loss for the nine months ended September 30 consisted of the following:

		Nine months ended September 30,
Description	Financial statement line item	2017	2016
Revenue on transactions with affiliates	Remote accommodations revenue	$(212)	$—
Costs on transactions with affiliates	Remote accommodations cost	1,539	—
Management fees and recharge (income) expense on transactions with affiliates	Selling, general & administrative expenses	(1,542)	$(1,747)
Interest income on notes due from affiliates	Interest income	(9,752)	(7,660)
Interest expense on notes due to affiliates	Interest expense	47,918	43,739
Total related party expenses, net		$37,951	$34,332

Additionally, the Company had capital expenditures of rental equipment purchased from related party affiliates of zero and $482 for the nine months ended September 30, 2017 and 2016, respectively.

16. Subsequent events

Issuance of senior secured notes by ASG

On October 17, 2017, ASG entered into a notes indenture (the “Indenture”) with an affiliate (the “Holder”) of TDR pursuant to which ASG issued $72.0 million of 8.5% senior secured notes (the “Notes”) to the Holder. The Notes will be due on the earlier of (i) October 15, 2018 and (ii) the date, notified by ASG to the Holders, which is no later than the 15th Business Day after closing of the sale by AS Holding or any of its affiliates of all of the capital stock of its North American modular space and portable storage operations. The Notes bear interest, payable semi-annually. The Indenture contains covenants and events of default similar to those of the indenture governing the Senior Secured Notes, entered into by, among others, Algeco Scotsman Global Finance plc, a subsidiary of ASG, and dated as of October 11, 2012. The Indenture also includes a covenant by ASG to use commercially reasonable efforts to complete, within 45 calendar days of a request to ASG from holders of not less than a majority in aggregate principal amount of the then outstanding Notes, (i) the accession of Algeco Scotsman Global Finance plc and the guarantors of the Senior Secured Notes, which includes the Company and certain of its subsidiaries, to the Indenture as guarantors, and (ii) the execution of substantially the same security documents (as amended for structure) as entered into for the issuance of the additional Senior Secured Notes in May 2017.

Subsequent events evaluation

The Company has evaluated subsequent events through November 13, 2017, the date of issuance of these financial statements, and determined that, other than those matters disclosed above, no subsequent events had occurred that would require recognition or disclosure in its interim consolidated financial statements as of and for the nine months ended September 30, 2017.